
Follow-Up
Materials


06013169

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kao Corp.

*CURRENT ADDRESS

PROCESSED
MAY 09 2006
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34759 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 5/8/06

Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

File No. 82-34759
May 1, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

AR|S
3-31-06

Re: Kao Corporation – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b).

Annex A lists all documents published, filed or distributed by Kao since April 1, 2006 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared and original Japanese documents of Annex A are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal Global at 011-813-3660-7404(telephone) or 011-813-3660-7942 (facsimile).

Very truly yours,

Kao Corporation

By [signature]
Name: Tadaaki Sugiyama
Title: Vice President
Legal-Global

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE April 1, 2006

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press release dated April 24, 2006
(Attached hereto as Exhibit A-1 and the original document in Japanese is Exhibit B-1)

(2) Presentation Materials at Analysts Meeting dated April 24, 2006 (Attached hereto as Exhibit A-2 and the original document in Japanese is Exhibit B-2)

(3) Presentation Materials at Analysts Meeting dated April 24, 2006 (Attached hereto as Exhibit A-3 and the original document in Japanese is Exhibit B-3)

B. JAPANESE LANGUAGE DOCUMENTS

(1) Report on the Acquisition of Treasury Shares dated: April 10, 2006 (A brief description in English is set forth in Annex B and the original document in Japanese is attached hereto as Exhibit B-4)

ENGLISH DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS LISTED IN ANNEX A

(1) Reports on the Acquisition of Treasury Shares

Pursuant to the Securities and Exchange law of Japan, a report on the acquisition of treasury shares must be filed every month after the shareholders' resolution authorizing the purchase of treasury shares or at the time such treasury shares are acquired for the purpose of canceling them. Reports are filed with the Director of the Kanto Local Finance Bureau and are available for public inspection at the Kanto Local Finance Bureau and at the main office of Kao for one year.

The report(s) filed sinceApril 1, 2006 include the following information:

i. April 10, 2006– On June 29, 2005, Kao's shareholders authorized Kao to repurchase up to 20,000,000 shares of its common stock, or 3.6 % of its issued shares of common stock, for up to ¥50,000,000,000.
As of March 31, 2006, Kao had issued 549,443,701 shares of common stock, and held 1,385,210 of them.

Exhibit A-1


Kao Corporation

News Release

April 24, 2006

Kao Corporation Reports Business Results

Tokyo, April 24, 2006 — Kao Corporation today announced its consolidated and non-consolidated business results for the fiscal year ended March 31, 2006. The following summary of the business results that Kao submitted to the Tokyo Stock Exchange is unaudited and for reference only.

Consolidated Financial Highlights (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share data)

YEAR ENDED MARCH 31	**2006**	2005	Change	**2006**
	Yen		%	U.S. Dollars
Net sales	**971,230**	936,851	3.7	**8,267.9**
Operating income	**120,134**	121,379	(1.0)	**1,022.7**
Ordinary income	**121,956**	125,345	(2.7)	**1,038.2**
Net income	**71,140**	72,180	(1.4)	**605.6**
Total assets	**1,220,564**	688,973	77.2	**10,390.4**
Total shareholders' equity	**509,676**	448,249	13.7	**4,338.8**
Shareholders' equity/total assets	**41.8%**	65.1%	-	**41.8%**
Shareholders' equity per share (Yen/US$)	**935.11**	821.47	13.8	**7.96**
Net income per share (Yen/US$)	**130.58**	131.16	(0.4)	**1.11**
Net income per share, fully diluted (Yen/US$)	**130.28**	129.09	0.9	**1.11**
Net cash provided by operating activities	**117,292**	109,567	-	**998.5**
Net cash used in investing activities	**(479,535)**	(54,407)	-	**(4,082.2)**
Net cash used in financing activities	**356,721**	(90,657)	-	**3,036.7**
Cash and cash equivalents, end of term	**67,527**	70,409	-	**574.8**

Notes:

1. *Net income per share is computed based on the weighted average number of shares outstanding during the corresponding periods: 544,126,518 shares for 2006 and 549,625,892 shares for 2005*
2. *Number of shares outstanding at the end of the periods: 544,945,975 shares for 2006 and 545,555,347 shares for 2005*
3. *Changes in scope of consolidation: Consolidated subsidiaries (32 addition, 6 exclusions); Affiliates accounted for by the equity method (13 addition, 1 exclusion)*
4. *U.S. dollar amounts represent translations using the approximate exchange rate on March 31, 2006, of 117.47 yen=US$1, and are included solely for the convenience of readers.*
5. *Yen amounts are rounded down to the nearest million.*

Forecast of Consolidated Results for the Six Months Ending September 30, 2006 and the Year Ending March 31, 2007

(Millions of yen, millions of U.S. dollars, except per share data)

	Six months ending September 30, 2006		Year ending March 31, 2007	
	Yen	U.S. Dollars	Yen	U.S. Dollars
Net sales	600,000	5,107.7	1,210,000	10,300.5
Operating income	-	-	120,000	1,021.5
Ordinary income	55,000	468.2	118,000	1,004.5
Net income	34,000	289.4	72,000	612.9
Net income per share (Yen/US$)	-	-	132.12	1.12

Consolidated Segment Information by Business (Unaudited)

	Billions of Yen						
	SALES				OPERATING INCOME		
YEAR ENDED MARCH 31	**2006**	2005	% Change	Like-for-like	**2006**	2005	Incr./(Dcr.)
Consumer Products	**704.0**	690.0	2.0	1.5	**92.6**	92.5	0.1
Prestige Cosmetics	**85.2**	78.2	8.9	8.7	**5.1**	7.6	(2.5)
Chemical Products	**208.8**	196.9	6.0	4.7	**22.0**	20.6	1.3
Corporate/Eliminations	**(26.9)**	(28.4)	-	-	**0.2**	0.4	(0.2)
Consolidated	**971.2**	936.8	3.7	3.0	**120.1**	121.3	(1.2)

	Millions of U.S. Dollars						
	SALES				OPERATING INCOME		
YEAR ENDED MARCH 31	**2006**	2005	% Change	Like-for-like	**2006**	2005	Incr./(Dcr.)
Consumer Products	**5,993.3**	5,873.9	2.0	1.5	**789.1**	788.3	0.8
Prestige Cosmetics	**725.7**	666.5	8.9	8.7	**44.0**	65.5	(21.5)
Chemical Products	**1,778.2**	1,676.9	6.0	4.7	**187.5**	175.9	11.6
Corporate/Eliminations	**(229.3)**	(242.1)	-	-	**2.0**	3.6	(1.6)
Consolidated	**8,267.9**	7,975.2	3.7	3.0	**1,022.7**	1,033.3	(10.6)

Consolidated Segment Information by Geography (Unaudited)

	Billions of Yen						
	SALES				OPERATING INCOME		
YEAR ENDED MARCH 31	**2006**	2005	% Change	Like-for-like	**2006**	2005	Incr./(Dcr.)
Japan	**708.0**	703.0	0.7	0.7	**101.6**	107.4	(5.8)
Asia/Oceania	**110.8**	100.2	10.6	7.9	**5.8**	2.7	3.0
North America	**95.1**	83.6	13.8	10.5	**6.7**	6.4	0.3
Europe	**109.4**	93.8	16.7	14.4	**7.5**	4.5	2.9
Corporate/Eliminations	**(52.3)**	(43.9)	-	-	**(1.6)**	0.0	(1.7)
Consolidated	**971.2**	936.8	3.7	3.0	**120.1**	121.3	(1.2)

	Millions of U.S. Dollars						
	SALES				OPERATING INCOME		
YEAR ENDED MARCH 31	**2006**	2005	% Change	Like-for-like	**2006**	2005	Incr./(Dcr.)
Japan	**6,027.5**	5,985.2	0.7	0.7	**865.4**	915.0	(49.6)
Asia/Oceania	**944.1**	853.7	10.6	7.9	**49.7**	23.5	26.2
North America	**810.1**	712.0	13.8	10.5	**57.7**	55.0	2.7
Europe	**932.0**	798.5	16.7	14.4	**64.0**	39.1	24.9
Corporate/Eliminations	**(445.9)**	(374.2)	-	-	**(14.2)**	0.7	(14.9)
Consolidated	**8,267.9**	7,975.2	3.7	3.0	**1,022.7**	1,033.3	(10.6)

Notes:

1. *The U.S. dollar amounts included herein represent translations using the approximate exchange rate on March 31, 2006, of 117.47 yen=US$1, solely for convenience.*
2. *Like-for-like growth rates exclude the currency translation effect related to translation of local currencies into Japanese yen.*

Non-Consolidated Financial Highlights (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share data)

YEAR ENDED MARCH 31	2006	2005	Change	2006
	Yen		%	U.S. Dollars
Net sales	**688,589**	694,655	(0.9)	**5,861.8**
Operating income	**90,551**	98,013	(7.6)	**770.8**
Ordinary income	**100,134**	104,558	(4.2)	**852.4**
Net income	**64,133**	62,518	2.6	**546.0**
Total assets	**1,024,155**	605, 005	69.3	**8,718.4**
Total shareholders' equity	**474,444**	435,329	9.0	**4,038.9**
Shareholders' equity/total assets	**46.3%**	72.0%	-	**46.3%**
Shareholders' equity per share (Yen/US$)	**869.58**	797.83	9.0	**7.40**
Net income per share (Yen/US$)	**117.61**	113.62	3.5	**1.00**
Net income per share, fully diluted (Yen/US$)	**117.34**	111.84	4.9	**1.00**

Notes:

1. *Net income per share is computed based on the weighted average number of shares outstanding during the corresponding periods: 544,699,390 shares for 2006 and 549,625,892 shares for 2005*
2. *Number of shares outstanding at the end of the periods: 545,518,847 shares for 2006 and 545,555,347 shares for 2005*
3. *U.S. dollar amounts represent translations using the approximate exchange rate on March 31, 2006, of 117.47 yen=US$1, and are included solely for the convenience of readers.*
4. *Yen amounts are rounded down to the nearest million.*

Forecast of Non-Consolidated Results for the Six Months Ending September 30, 2006 and the Year Ending March 31, 2007

(Millions of yen, millions of U.S. dollars, except per share data)

	Six months ending September 30, 2006		Year ending March 31, 2007	
	Yen	U.S. Dollars	Yen	U.S. Dollars
Net sales	350,000	2,979.5	690,000	5,873.8
Operating income	-	-	78,000	664.0
Ordinary income	44,000	374.6	84,000	715.1
Net income	28,000	238.4	56,000	476.7
Dividend per share (Yen/US$)	26.00	0.22	26.00	0.22
Net income per share (Yen/US$)	-	-	102.65	0.87

Note: The parent company has changed its transaction system for consumer products with Kao Professional Services Co., Ltd.

Forward-Looking Statements

This release contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of release. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity and currency fluctuation, could cause actual results to differ materially from expectations.

For further information, please contact:

Katsuya Fujii
Vice President
Investor Relations
Tel: +81-3-3660-7101 / Fax: +81-3-3660-8978
E-mail: ir@kao.co.jp

Management Policies

1. Basic Management Policies of the Company

Kao's mission is to strive for the wholehearted satisfaction and enrichment of the lives of people globally through the Company's core domains of cleanliness, beauty, health and chemicals. Fully committed to this mission, all members of the Kao Group work together with passion to provide products and brands of excellent value created from the perspective of consumers and customers and to share joy with them.

Kao aims to be a global group of companies that is closest to consumers and customers in each of its markets. In addition to earning the trust and support of its shareholders and all other stakeholders, Kao seeks to contribute to the continual development of society by consistently augmenting its corporate value based on profitable growth.

The corporate philosophy that forms the basis of these activities is "The Kao Way," which clearly expresses Kao's unique corporate culture and the essence of its corporate spirit, and is shared and practiced by all Kao Group employees. Furthermore, from the standpoint of corporate social responsibility (CSR), Kao strives to act in good faith based on high ethical standards, and will contribute to the sustainable development of society by conducting its activities with consideration for environmental impact and conservation of resources.

2. The Company's Basic Policies Regarding Distribution of Profits

In distributing profits in the future, Kao will place top priority on using internal capital resources to make investments that will increase corporate value, including corporate acquisitions and capital investments necessary to expand existing core businesses and build new businesses, and to repay bank loans and other interest-bearing debt. For surplus funds after meeting the above capital requirements, the Company emphasizes returns to shareholders through dividends as one of its primary management tasks. Considering it important to provide shareholders with stable, continuous returns on profits, the Company has set a new target payout ratio of approximately 40% of consolidated net income. Moreover, Kao has made it a basic policy to work toward sustainable increases in dividends per share by increasing profits per share each year. In accordance with this policy, the Company plans to increase the year-end dividend for the fiscal year ended March 31, 2006 by 6.00 yen compared to the previous fiscal year to 25.00 yen per share, the same as the interim dividend. As a result, total dividends for the fiscal year will be 50.00 yen per share, an increase of 12.00 per share over the previous fiscal year, representing a consolidated payout ratio of 38.3%.

In addition, the Company may flexibly implement share repurchases as a means of improving capital efficiency and shareholder returns from a long-term perspective, taking into account the capital demands of activities such as capital investment for growth and acquisition initiatives. Kao has announced that its Board of Directors resolved at a meeting held on January 23, 2006 not to carry out the stock repurchase plan approved at the General Meeting of Shareholders in June 2005 (up to a maximum of 20 million shares at a total cost of 50.0 billion yen) because of the funding requirements associated with the acquisition in July 2005 of Molton Brown Limited, a prestige cosmetics company based in the United Kingdom, and the acquisition of the shares of Kanebo Cosmetics Inc. by mid-February 2006, as well as that company's trademarks and other intellectual property rights.

3. Policy Concerning Number of Shares Constituting One Unit Share

Kao believes that the participation of a large number of investors in the market and sufficient liquidity of shares are necessary for appropriate stock prices to be set in the stock market. In terms of liquidity, Kao's shares ranked relatively highly among shares traded on the First Section of the Tokyo Stock Exchange during the year ended March 31, 2006. As of March 31, 2006, Kao had approximately 44,000 shareholders, of which a large number – approximately 42,000 – are individual shareholders. Under these circumstances, the Company will continue to consider reducing the number of shares constituting one unit share from a variety of perspectives, including market trends and requirements, trends among individual shareholders, the timing of implementation of a system for issuing stock without certificates and the best interests of shareholders.

4. Management Metric Used as a Target

EVA (Economic Value Added),* which is used to measure true profit by factoring in the cost of invested capital, is Kao's principal management metric. Continuous growth in EVA is linked to increased corporate value, which means long-term profits not only for shareholders, but for all Kao stakeholders as well. Kao views EVA growth as a primary focus of operating activity. Kao also uses this metric to determine the direction of long-term management strategies, for evaluating acquisitions and capital investment, for assessing specific businesses, and in developing performance targets for each fiscal year. To build motivation, levels of achievement of targeted year-on-year improvement in EVA are a factor in determining bonuses for directors and employees.

**EVA is a registered trademark of Stern Stewart & Co.*

5. Medium- and Long-Term Management Strategies

With Consumer Products, Prestige Cosmetics and Chemical Products positioned as its core business areas, Kao will emphasize research and development to make high-quality, innovative products geared to consumers and customers, a concept referred to at Kao as "*yoki-monozukuri*," and to share joy with them. Based on this policy, Kao will conduct activities oriented toward the following three key business objectives in order to achieve profitable growth by increasing the added value of its products.

(1) Accelerate Growth in the Business Areas of Beauty Care and Health Care*
Kao will position Beauty Care and Health Care, which are business areas with high growth potential and in which the Kao Group can take advantage of its strengths, as growth drivers and concentrate investment of management resources in these areas. Moreover, in addition to its existing Beauty Care business, Kao will develop and strengthen its Beauty Care business globally with Molton Brown Limited and Kanebo Cosmetics Inc., which were newly added to the Kao Group during the year ended March 31, 2006.

**The scope of "Health Care" does not include pharmaceuticals.*

(2) Further Strengthen and Develop Fabric and Home Care, a Core Business
In the Fabric and Home Care business, Kao will work to develop products that promote greater cleanliness, comfort and enjoyment. The Company will also seek to develop products that build new markets and match the increasing emphasis of consumers on sanitation, peace of mind and the environment.

(3) Further Enhance the Chemical Products Business Globally and Locally with Distinctive Products That Meet Customer Needs
The Chemical Products business will work to expand and strengthen its operations while simultaneously conducting global business closely linked to each company in the three regions of Asia including Japan, Europe and North America and optimizing regional operations under

local leadership tailored to conditions in each country and region.

Moreover, in order to achieve these three business objectives, Kao will focus on the following "Work Process Innovations."

(1) Build a System to Create High-Value-Added Products
With the diversifying values and changing needs of consumers, Kao will develop new marketing and product development methods to create products that offer new value. By introducing these innovative methods into the work processes of business divisions, we will conduct speedy business development.

(2) Establish a Global Management System
As market competition intensifies globally, we will establish an innovative management system that clearly defines the roles of operations in Japan and in other countries. This will enable overall optimization of the Kao Group, effective deployment of management resources, and faster decision-making by management.

6. Issues for Management

As the severity of the business environment increases, with maturing markets, rising raw material prices and falling sales prices at retail stores, Kao's profit structure is changing significantly, and achieving "profitable growth" is becoming more difficult every year.

In these circumstances, in order to achieve profitable growth by increasing the added value of its products, Kao will develop products with higher added value and quickly build new businesses through further enhancement of research and development, such as reinforcement of basic technologies and establishment of the Health Care Research Center, and through measures to respond to changes in the marketing environment, including establishment of the Marketing Development Center and the Products and Lifestyle Research Center. Moreover, in order to accelerate the growth of the overseas Consumer Products business, Kao will work to reorganize operations in rapidly growing Asian countries by mobilizing the total capabilities of the Kao Group and gaining thorough knowledge of local consumers and markets, based on the principles of "Consumer-driven" and "*Genba*-ism*." With regard to enhancing the global development of the Chemical Products business, Kao will work to achieve an accurate grasp of globalizing customer needs while anticipating future changes as it focuses on making the Chemical Products business stronger and more distinctive.

** "Genba-ism" defines the importance of observing things "on-site", in the actual location and environment, both internally and externally, in order to maximize our understanding of the business and optimize our performance.*

7. Parent Company Issues
Not applicable.

Consolidated Business Results and Financial Condition

I. Business Results

1. Summary of Business Results

(1) Summary of Business Results for the Fiscal Year Ended March 31, 2006

In the fiscal year ended March 31, 2006, the Japanese economy recovered, supported by private sector demand, including a gradual increase in consumer spending, improvement in corporate earnings and growth in capital investment. The global economy also recovered steadily, led by the United States and Asia. However, increases in domestic consumer prices mainly reflected higher spending on petroleum products, as deflationary conditions generally persisted overall. In this environment, the Kao Group promoted adding value to products in order to stimulate the market.

Net sales rose 34.3 billion yen to 971.2 billion yen, a 3.7% increase over the previous fiscal year. Excluding the positive currency translation effect of 6.5 billion yen on overseas sales due to the weaker yen, net sales increased 3.0%.

Sales in Japan rose by 0.7%. In the consumer products business, retail prices continued to decline, albeit gradually, as a result of competition, but Kao expanded sales by launching new high-value-added products and nurturing them with aggressive marketing. In the chemical products business, sales grew steadily due to expanding sales of core products.

Overseas, sales trended toward recovery for the consumer products business in Asia, which is currently undergoing structural reforms and integration with operations in Japan, while the consumer products business in North America and Europe and the chemical products business grew briskly, resulting in a 13.6% increase in overseas sales.

Cost of sales increased 5.7% to 427.7 billion yen from 404.8 billion yen in the previous fiscal year. Although Kao launched new high-value-added products and focused on cost-cutting activities in response to lower retail prices and higher prices of raw materials such as petrochemicals, cost of sales as a percentage of net sales increased 0.8 percentage points to 44.0%.

Selling, general and administrative (SG&A) expenses increased 3.1%, or 12.6 billion yen, from the previous fiscal year to 423.3 billion yen. Packing and shipping costs associated with higher sales volume, expenses for new product launches, sales promotion activities in stores, and amortization expenses from the acquisition of trademarks and other intellectual property rights of Kanebo Cosmetics Inc. all increased.

As a result of the above factors, operating income decreased 1.0%, or 1.2 billion yen, from the previous fiscal year to 120.1 billion yen. Excluding the abovementioned amortization expenses for the trademarks and other rights acquired from Kanebo Cosmetics Inc., operating income increased.

In non-operating income and expenses, net non-operating income decreased to 1.8 billion yen from 3.9 billion yen, principally due to a decrease in foreign currency exchange gain and a loss in equity in earnings of nonconsolidated subsidiaries and affiliates compared with a gain in the previous fiscal year.

As a result, ordinary income decreased 3.3 billion yen from the previous fiscal year to 121.9 billion yen.

Extraordinary gain and loss totaled a net loss of 5.0 billion yen. In addition to a loss on sales and disposals of fixed assets, the Company recorded expenses for prior-year post-retirement healthcare benefits at U.S. subsidiaries. Consequently, income before income taxes and minority interests decreased 2.7 billion yen from the previous fiscal year to 116.9 billion yen.

The effective tax rate after application of tax effect accounting decreased from 39.4% in the previous fiscal year to 38.2% due to factors including differences in tax rates at overseas subsidiaries, and net income was 71.1 billion yen, a decrease of 1.0 billion yen from the previous fiscal year. Net income per share was 130.58 yen, a 0.58 yen decrease from 131.16 yen in the previous fiscal year.

Because the Company achieved its expected profit, it will pay its planned year-end cash dividend of 25 yen per share, an increase of 6 yen per share.

EVA increased steadily as a result of investments for growth and greater efficiency in capital outlays. EVA was 163 in the year ended March 31, 2006, compared with the EVA value of 100 in the year ended March 31, 2000, when the Company began using this indicator.

The translation rates used to calculate income and expenses for consolidated subsidiaries and other companies outside Japan for the fiscal year were one U.S. dollar to 110.95 yen and one euro to 137.31 yen.

The date for settlement of accounts of Kanebo Cosmetics Inc., which the Company acquired in January 2006, differs from that of the Company by three months. As a result, Kanebo Cosmetics will be reflected on the Company's consolidated statements of income from the year ending March 31, 2007; only its balance sheets at the time of the acquisition are included in consolidated results.

(2) Summary of Results by Business Segment

Net sales in the Consumer Products business were essentially unchanged from the previous fiscal year in Japan, but trended toward recovery in Asia and increased steadily in North America and Europe. Sales in the Prestige Cosmetics business were essentially unchanged in Japan, but the addition of Molton Brown Limited, which is a prestige brand in the United Kingdom, resulted in higher sales. The Chemical Products business benefited from the effects of the recovery trend in the overall economy, while growth in core business fields led to steady expansion of sales globally.

Operating income for the Consumer Products business was flat because of rising raw material costs and a continuing decline in domestic prices. For the Prestige Cosmetics business, operating income decreased, due in part to amortization expenses arising in connection with the Company's acquisition of trademarks and other rights from Kanebo Cosmetics Inc. Excluding this factor, operating income increased. For the Chemical Products business, the effect of rising prices for raw materials was offset by higher sales volume and steady growth in sales of core products, and operating income increased, particularly overseas.

Consumer Products Business
Net sales of consumer products were 704.0 billion yen, a 2.0% increase over the previous fiscal year. Sales in Japan increased 0.4% over the previous fiscal year. Overseas sales also increased, primarily in North America. Operating income was affected by lower retail prices in Japan and higher raw material

prices worldwide, resulting in an increase of 0.1 billion yen from the previous fiscal year to 92.6 billion yen.

- Japan

The downward trend in prices in the market moderated but continued, and average consumer purchase prices of major products fell by around one percentage point compared with the previous fiscal year. By sales channel, sales at drugstores continued to expand. In these circumstances, the Kao Group worked to further strengthen core brands and to launch and nurture new products toward its objective of profitable growth with high-value-added products. It also worked to stimulate the market by aggressively carrying out integrated marketing and sales activities for each chain and area. As declining retail prices and rising raw material prices pressured operating income, the Kao Group worked to increase sales volume, reduce costs and deploy expenditures more efficiently. However, operating income declined.

Sales Composition of Consumer Products

	Billions of yen		
Year ended March 31	**2006**	2005	% change
Personal Care	**187.8**	180.6	4.0
Fabric and Home Care	**237.5**	234.2	1.4
Feminine Care, Baby Care and Others	**113.6**	122.0	(6.9)
Total	**539.0**	536.9	0.4

In the market for personal care products, competition further increased, but price declines showed signs of bottoming out in some categories, including hair styling products.

In the shampoo and conditioner category, the Kao Group increased sales by improving the premium brand *Asience,* as well as adding new treatment products, in response to diversifying consumer needs. In the facial care category, Kao launched *Bioré Marshmallow Whip* facial foam, which produces bouncy lather. Sales of *Bioré U* rose as sales of hand soap grew substantially in the second year since its launch, and renewals of body cleansers *Bioré U for Smooth & Healthy Skin* and *Bioré U for Smooth & Moisturized Skin* earned strong consumer support.

As a result, sales of personal care products increased 4.0% compared with the previous fiscal year.

Principal new products:
Bioré Marshmallow Whip
Bioré U Angel Rose fragrance
Blauné Shining Hair Color

In the fabric and home care products market, intense price competition continued in the persistent deflationary environment.

Under these conditions, the Kao Group worked to raise the value of core brands. Sales grew in the laundry detergent category with the introduction of an improved version of *Attack* liquid laundry detergent with strong deodorizing power and the launch of *New Beads with Fabric Softener* laundry detergent. Sales in the dishwashing detergent category expanded substantially as a result of the addition of a new variety of *Family Kyukyutto* formulated with a high concentration of natural citric acid, and the launch of a new product for automatic dishwashers. The launches of *Resesh* fabric freshener with a deodorizing ingredient extracted from green tea leaves and *Quickle Wiper Wax Coat Sheet* for easy floor waxing gained consumer support, achieving strong sales while expanding the market.

As a result of the above, sales of fabric and home care products increased 1.4% compared with the previous fiscal year.

Principal new products:
Bath Magiclean with Deodorizer bath cleaner
Humming Flair Refresh Herbal Scent fabric softener

In the area of feminine care, sales increased as *Laurier F* sanitary napkins, which alleviate skin stress, gained steady consumer support and sales of panty liners grew. Kao continued to renew products in the disposable baby diaper category to enhance basic product performance and raise brand value. As a result, sales were higher than in the previous fiscal year. Sales of *Relief* adult incontinence products continued to increase as the market expanded.

In the health care (functional food) category, Kao responded to increasing health consciousness among consumers with efforts to expand the number of regular users. In the *Econa Healthy* line, which created the market for healthy cooking oil, competition in the market increased. In addition, sales of *Healthya* tea products declined with the consolidation into a group of loyal drinkers following the cooling off of the boom in popularity of catechins. In addition, response was positive to the launch of *Megurism Steam Thermo Power Pad* (general medical device). A result of Kao's health care research, this product is a sheet that generates heat and steam to improve blood circulation for relief of muscle pain and fatigue in the shoulder and lower back and abdomen.

As a result, sales of feminine care, baby care and other products decreased 6.9% compared with the previous fiscal year.

Principal new products:
Laurier F panty liners
Megurism Steam Thermo Power Pad

- Asia

Asian markets are undergoing major structural changes, with changing consumer needs and the continuing entry of global retail chains. In addition, competition among companies continues to intensify. In these conditions, the Kao Group is working toward building a unified management structure that encompasses all of Asia, including Japan. In China, where Kao has been restructuring for the past few years, these efforts began to show results and sales rose. The fall 2005 launch of the *Asience* hair care brand in Taiwan and Hong Kong, with coordinated marketing and sales activities in Japan and local markets, increased sales. A new factory in Thailand was completed and commenced operations during the fiscal year.

As a result, sales in Asia increased 6.9% to 57.1 billion yen compared with the previous fiscal year.

- North America and Europe

In the markets of North America and Europe, the Kao Group specializes in personal care products and has worked to establish products with high added value. Kao Brands Company in the U.S. launched *natural glow* under the *Jergens* skin care brand. Sales of this product, which gradually gives skin a healthy tan color while moisturizing, grew strongly. In the hair care products category, *John Frieda Radiant Red,* a new product for maintaining the beauty of red hair, performed well. Kao Professional Salon Services GmbH expanded sales by offering new hair coloring products that incorporate the latest trends and a new styling line. As a result, sales in North America and Europe increased by 8.1% from the previous fiscal year to 115.3 billion yen.

Prestige Cosmetics Business

As consumer values, attitudes toward beauty, and retail channels change, the Kao Group worked to strengthen its product and sales capabilities in response to these changes. In the Japanese market, Kao conducted activities to further enhance and strengthen products and counseling for the *est* brand in department stores and the *ALBLANC* brand in the supermarket and drugstore channels. Under the *Sofina* brand, Kao made improvements to products such as *Rise* and *Vital Rich* skin care products and *Fine-Fit* foundation. Moreover, Molton Brown Limited, which was added to the Kao Group in July 2005, contributed to expansion of the business.

As a result, sales of prestige cosmetics increased 8.9% from the previous fiscal year to 85.2 billion yen. Operating income decreased 2.5 billion yen to 5.1 billion yen because Kao, the parent company, acquired and began amortization of the trademarks and other intellectual property rights of Kanebo Cosmetics Inc.

Principal new products:
est Whitening Esthetic facial pack
ALBLANC Medicated Bright Create Massage special care essence
Memory White medicated whitening

Chemical Products Business

Although the Japanese economy remains on a recovery track, with improved corporate earnings and increased capital investment, rising costs due to high crude oil prices are exerting a substantial impact on the global economy. In this environment, Kao worked to expand its business in the core fields of oleo chemicals, performance chemicals and specialty chemicals. As a result, sales totaled 208.8 billion yen, an increase of 6.0% compared to the previous fiscal year (excluding the effect of currency translation, the increase was 4.7%). Operating income increased 1.3 billion yen from the previous fiscal year to 22.0 billion yen due to growth in sales volume of high-value-added products and cost reductions, which offset the effects of the rise in the cost of petrochemical raw materials.

- Japan

In the oleo chemical and performance chemicals businesses, sales of existing products were weak, while the specialty chemicals business, which is closely linked to customers and offers high added value, continued to grow steadily. In particular, sales of polishing agents for hard disks increased significantly on the growth of the personal computer market, while sales of products such as toner, toner binder and pigment auxiliary for color inkjet printer ink grew due to positive customer evaluation of their features. As a result, overall sales increased 2.7% over the previous fiscal year to 114.5 billion yen.

- Asia

Sales of fatty alcohols produced in Malaysia and the Philippines grew as a result of a reputation for stable supply and high-quality products based on Kao's original technologies, as well as global sales expansion efforts. In Thailand, production facilities are being restructured in connection with relocation to a new plant, and sales of surfactants also grew strongly in the ASEAN region as Kao met growing demand. As a result, sales in Asia increased 13.5% over the previous fiscal year to 53.5 billion yen.

- North America and Europe

The U.S. toner and toner binder business, which undertook investments to enhance production capacity, increased sales and further strengthened Kao's global business infrastructure in Japan, North America and Europe. In Germany, sales of high-performance concrete additives increased due to favorable customer evaluation of product features. As a result, overall sales increased 12.7% compared with the previous fiscal year to 72.1 billion yen.

2. Forecast for the Fiscal Year Ending March 31, 2007

(1) Forecast of Results for the Fiscal Year

The Japanese economy is expected to continue its private sector-led recovery, with improving corporate earnings and increasing capital investment. However, in employment and consumer spending, although the recovery trend continues, the situation remains challenging, and consumer prices, centered on petrochemical-related products, are expected to rise. Moreover, although the global economy is expected to be solid, centered on the United States and Asia, persistent uncertain conditions are expected to remain

In Kao's industry, severe competition is forecast to continue in Japan, as demand shows no overall growth in terms of volume and gradual retail price declines continue. Overseas, the competitive environment is expected to continue intensifying despite market growth.

Under these conditions, the Kao Group aims to achieve profitable growth by adding a high level of value to its products. It will focus on the business areas of beauty care, which incorporates part of the Consumer Products business and the Prestige Cosmetics business, and health care, both of which have particularly high growth potential. In the Consumer Products business, it will strengthen its product development capabilities, the starting point of manufacturing, and will focus its management resources on aggressive marketing and sales promotion activities to strengthen core brands. Through these measures, Kao will work to strengthen its competitiveness in the domestic market and expand sales. In the growing Asian market, Kao will deploy the comprehensive strength of the Kao Group by integrating all divisions from product development to sales, based on a unified management structure that encompasses all of Asia, including Japan. In addition, Kao will work to establish supply chain management in each region of Asia to further raise the level of efficiency. In the Consumer Products business in North America and Europe, Kao Brands Company will nurture the *John Frieda* brand and its many other premium brands. In the Prestige Cosmetics business, while responding to changes in retail channels, Kao will work to generate synergy with Kanebo Cosmetics Inc. and Molton Brown Limited, which have been newly added to the Kao Group, and further raise brand value through measures such as introducing distinctive new products. In the Chemical Products business, Kao will strive to fully leverage the characteristics of the oleo chemical, performance chemicals and specialty chemicals businesses. In addition, for unique Kao Group products, Kao plans to make aggressive capital investments based on accurate forecasts of market trends in order to expand the business globally.

As a result, Kao forecasts net sales to increase 24.6%, or 238.7 billion yen, from the previous fiscal year to 1,210.0 billion yen. Operating income is expected to decline 0.1% to 120.0 billion yen despite the addition of Kanebo Cosmetics Inc. as a result of factors including a continued decline in retail prices, high prices for raw materials and goodwill amortization expenses arising from the acquisition of Kanebo Cosmetics. Ordinary income is expected to decline 3.2% to 118.0 billion yen because financial expenses will increase due to the effect of loans from financial institutions and other capital procurement. Net income is forecast to increase 1.2% to 72.0 billion yen on an expected improvement in extraordinary losses. The Company anticipates an increase in prices of raw materials. Therefore, it will make efforts to secure stable profits by increasing sales volume and implementing further cost-cutting measures not only in Japan, but also overseas.

Assuming achievement of the projected profit figures, the Company expects to pay dividends of 52 yen per share, an increase of 2 yen per share over the previous fiscal year.

Despite an increase in net operating profit after tax (NOPAT) resulting from the expansion of its business, Kao expects EVA to decrease during the fiscal year with the significantly increased burden of the cost of capital invested in the acquisition of Kanebo Cosmetics Inc. and other factors, but will work to continuously increase profits and improve capital efficiency.

(2) Underlying Assumptions of the Forecast for the Fiscal Year Ending March 31, 2007

The above forecast was made assuming translation rates of one U.S. dollar to 117.0 yen and one euro to 140.0 yen.

II. Financial Condition

1. Summarized Financial Condition for the Fiscal Year Ended March 31, 2006

Summarized Financial Condition (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
AS OF MARCH 31	**2006**	2005	Incr./(Dcr.)	**2006**
Total assets	**1,220.5**	688.9	531.5	**10,390.4**
Total shareholders' equity	**509.6**	448.2	61.4	**4,338.8**
Shareholders' equity/total assets	**41.8%**	65.1%		
Shareholders' equity per share (yen)	**935.11**	821.47	113.64	**7.96**

Summarized Consolidated Cash Flows (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
YEAR ENDED MARCH 31	**2006**	2005	Incr./(Dcr.)	**2006**
Net cash provided by operating activities	**117.2**	109.5	7.7	**998.5**
Net cash used in investing activities	**(479.5)**	(54.4)	(425.1)	**(4,082.2)**
Net cash used in financing activities	**356.7**	(90.6)	447.3	**3,036.7**
Translation adjustments	**2.7**	(1.2)	3.9	**23.2**
Net increase (decrease)	**(2.7)**	(36.7)	33.9	**(23.2)**
Cash and cash equivalents, beginning of year	**70.4**	107.1	(36.7)	**599.4**
Cash and cash equivalents of newly consolidated subsidiaries, beginning of year	**0.7**	0.0	0.7	**6.5**
Cash and cash equivalents of exclusion of consolidated subsidiaries (decrease)	**(0.8)**	-	(0.8)	**(7.2)**
Cash and cash equivalents, end of term	**67.5**	70.4	(2.8)	**574.8**
Total debt	**408.0**	22.7	385.2	**3,473.3**

Total assets increased 531.5 billion yen compared with the previous fiscal year-end to 1,220.5 billion yen. In connection with the acquisition of the stock of Kanebo Cosmetics Inc., amortization of goodwill was 210.7 billion yen and intangible fixed assets increased with the inclusion of the trademarks and other intellectual property rights acquired, while the assets of Kanebo Cosmetics at the time of the acquisition have been included on the consolidated balance sheets. The total amount was 509.6 billion yen. In addition, inventories increased due to factors including the new addition of Molton Brown Limited and higher prices for raw materials. Moreover, tangible fixed assets increased as capital investment for new products in Japan and overseas exceeded depreciation.

Total liabilities increased 468.6 billion yen compared with the previous fiscal year-end to 701.9 billion yen. Liabilities of Kanebo Cosmetics Inc. totaling 80.1 billion yen were included on the consolidated balance sheets. Moreover, because the abovementioned acquisition of the stock and intellectual property rights of Kanebo Cosmetics Inc. was covered by cash on hand and loans from banks and other sources, the fiscal year-end balance of short- and long-term debt increased 385.2 billion yen to 408.0 billion yen.

Minority interests increased 1.4 billion yen compared with the previous fiscal year-end to 8.9 billion yen.

Shareholders' equity increased 61.4 billion yen compared with the previous fiscal year-end to 509.6 billion yen. Main factors increasing shareholders' equity were net income of 71.1 billion yen and conversion of convertible bonds in the amount of 2.5 billion yen. Main factors decreasing shareholders' equity were payment of cash dividends totaling 23.9 billion yen and 6.0 billion yen used for repurchase of treasury shares. As a result, the ratio of shareholders' equity to total assets decreased from 65.1% to 41.8%.

Net cash provided by operating activities increased 7.7 billion yen compared with the previous fiscal year to 117.2 billion yen. Income before income taxes and minority interests for the fiscal year was 116.9 billion yen, and depreciation and amortization totaled 60.7 billion yen. Income taxes paid totaled 42.6 billion yen. In addition, due to an increase in contributions to the corporate pension fund, liability for employee retirement benefits decreased by 6.6 billion yen and prepaid pension cost increased by 8.4 billion yen.

Net cash used in investing activities increased 425.1 billion yen compared with the previous fiscal year to 479.5 billion yen. This primarily consisted of 408.9 billion yen for the acquisition of the stock and intellectual property rights of Kanebo Cosmetics Inc. and 32.0 billion yen for the acquisition of the stock of Molton Brown Limited, as well as 49.5 billion yen for capital expenditures and other purchases of property, plant and equipment. Proceeds from the redemption and sale of marketable securities and investment securities totaled 18.3 billion yen.

Net cash provided by financing activities was 356.7 billion yen compared with net cash used in financing activities totaling 90.6 billion yen in the previous fiscal year. The main factors in the change were a net increase in short-term debt and a 386.9 billion yen increase in proceeds from long-term loans from borrowings of funds for the acquisition of the stock of Kanebo Cosmetics Inc. and other purposes, and payments of cash dividends, including to minority shareholders, totaling 24.5 billion yen.

As a result of these activities, the balance of cash and cash equivalents at the end of the fiscal year was 67.5 billion yen, a decrease of 2.8 billion yen from the end of the previous fiscal year.

2. Forecast for the Fiscal Year ending March 31, 2007

Net cash provided by operating activities is expected to increase compared with the previous fiscal year. Income before income taxes and minority interests is expected to decrease slightly from the previous fiscal year as the consolidation of Kanebo Cosmetics Inc. generates expenses for amortization of goodwill. However, at the same time, depreciation and amortization, including amortization of trademark and other rights, is projected to increase substantially, totaling approximately 87.0 billion yen.

Net cash used in investing activities is projected to decrease significantly compared with the previous fiscal year, when the acquisition of Kanebo Cosmetics Inc. occurred. Capital expenditures are forecast to total approximately 60.0 billion yen, including capital investment in Japan and overseas to expand production capacity and promote streamlining.

In net cash used in financing activities, the Company will make systematic repayments of its borrowings for the acquisition of the stock of Kanebo Cosmetics Inc. and other purposes. In addition, payments of cash dividends are expected to increase approximately 4.0 billion yen compared with the previous fiscal year. The balance of short- and long-term debt is projected to be approximately 360.0 billion yen at the end of the fiscal year.

As a result of the above, the balance of cash and cash equivalents as of March 31, 2007 is forecast to remain essentially unchanged from the previous fiscal year-end at approximately 70.0 billion yen.

3. Cash Flow Indices

	YEAR ENDED MARCH 31				
	2006	2005	2004	2003	2002
Shareholders' equity/Total assets (%)	**41.8**	65.1	59.1	57.9	59.5
Market capitalization/Total assets (%)	**138.4**	195.2	179.8	186.0	186.0
Interest-bearing debt/Operating cash flow (years)	**3.6**	0.3	0.5	0.4	0.5
Operating cash flow/Interest paid (times)	**82.1**	120.1	91.3	85.8	72.2

Notes:
1. *All indices are computed based on consolidated data.*
2. *Market capitalization equals the stock price at the end of the period multiplied by the number of shares outstanding at the end of the period (excluding treasury stock).*
3. *Operating cash flow is stated in the consolidated statements of cash flows. Interest-bearing debt is all debt included in the consolidated balance sheets on which interest is paid.*

III. Business and Other Risks

Corporations assume various risks in executing business. The Kao Group takes reasonable measures to reduce risk by eliminating exposure to, dispersing and hedging risks. However, unanticipated situations may occur that exert a significant impact on the Kao Group's business results and financial condition. It should be noted that any statements made in this text concerning the future are judgments made by the Company as of the date of this announcement (April 24, 2006).

For example, (1) in quality management, the Kao Group designs and manufactures products from the viewpoint of customers, in compliance with related laws and regulations and in accordance with internationally recognized quality management standards. In the development stage prior to market launch, the Kao Group conducts thorough safety testing and survey research to ensure excellent product quality. After market launch, the Kao Group works to further improve quality by incorporating opinions and demands regarding products through its customer consultation offices. However, the unforeseen occurrence of a serious quality problem would not only cause difficulties for the relevant brand, but would also have a major impact on the reputation of all the Kao Group's products, and might cause sales to decline. This could have a major effect on the Kao Group's business results and financial condition.

In addition, (2) there is believed to be a high probability that a major earthquake will occur in any region of Japan. The Kao Group has implemented various countermeasures, including earthquake resistance diagnosis and seismic retrofitting, at all of its production facilities. In spite of these measures, however, in the event of a major earthquake, the Kao Group's ability to secure raw materials, maintain continuity of production or supply products to the market may be disrupted, which could have a significant impact on the Kao Group's business results and financial condition.

Furthermore, (3) foreign currency-denominated transactions, including export and import trade transactions and non-trade transactions such as dividends, are affected by changes in currency exchange rates. The Kao Group hedges foreign exchange risk through various measures such as settlement of transactions through foreign currency accounts, foreign exchange contracts and currency swaps to mitigate the effect on business results. The Kao Group does not engage in derivative transactions for the purpose of speculation. However, items denominated in local currencies, including the sales, expenses and assets of overseas subsidiaries, are translated into Japanese yen for preparation of the consolidated financial statements. If the exchange rate at the time of conversion differs substantially from the expected rate, the value after translation into yen will change significantly, which will affect the Kao Group's business results and financial condition.

This release contains forward-looking statements that are based on management's estimates, assumptions and projections as of April 24, 2006.
Certain factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity, and fluctuations in currency exchange and interest rates, could cause actual results to differ materially from expectations.

Executive Appointments

(Scheduled effective date; June 29, 2006)

1. Newly nominated Members of the Board (* Outside Director)

Candidate	Current Position
Shinichi Mita	Executive Officer, Vice President – Global Accounting and Finance
Tatsuo Takahashi	Executive Officer, President and Chief Executive Officer – Kao Hanbai Company, Ltd.
Masato Hirota	Executive Officer, President – Global Prestige Cosmetics
Toshiharu Numata	Executive Officer, Vice President – Global Research & Development
Atsushi Takahashi*	Representative Director, Chairman of the Board, The Sumitomo Trust & Banking Co., Ltd.
Osamu Shoda*	Representative Director, Chairman of the Board, Nisshin Seifun Group Inc.

2. Members of the Board scheduled to retire

Members of the Board	Current Position
Takahiko Kagawa	Representative Director, Executive Vice President, President – Global Consumer Products, In charge of Consumer Communications and Kao Professional Services Co., Ltd.
Akio Tsuruoka	Member of the Board, Executive Vice President, In charge of Global Procurement, Global Information Systems and Global Risk Management
Nobuatsu Higuchi	Member of the Board, Executive Vice President, President – Greater China, Chairman of Board of Directors and CEO – Kao (China) Holding Co., Ltd., Chairman of Board of Directors – Kao (China) Research and Development Center Co., Ltd.
Naotake Takaishi	Member of the Board, Executive Vice President, Senior Vice President – Global Research & Development
Akishige Okada	Outside Director, Advisor – Sumitomo Mitsui Banking Corporation
Sakie T. Fukushima	Outside Director, Representative Director and Regional Managing Director – Japan, Korn/Ferry International (in Japan), Director–Korn/Ferry International (in the U.S.)

3. Newly nominated Executive Vice President

Candidate	Current Position
Takuo Goto	Member of the Board, Executive Officer, Senior Vice President – Global Production & Engineering, Vice President – Environment & Safety, In charge of Product Quality Management, TCR Promotion and Global Logistics
Hiroshi Kanda	Member of the Board, Executive Officer, President – Global Feminine & Baby Care, Vice President – Marketing Development
Norihiko Takagi	Member of the Board, Executive Officer, President – International Business – Consumer Products
Shunichi Nakagawa	Member of the Board, Executive Officer, Vice President – Legal and Compliance – Global, Vice President – Global Corporate Communications

4. Newly nominated Executive Officer

Candidate	Current Position
Ken Hashimoto	Corporate Associate Officer, Vice President – Global Procurement
Hisao Mitsui	Vice President – Global Production & Engineering – Fabric & Home Care and Kao Professional Services, Plant Manager – Wakayama Plant
Shigeru Koshiba	President–Global Fabric & Home Care
Shoji Kobayashi	Vice President – Oleo Chemical Business – Chemical Company
Takuji Yasukawa	Corporate Associate Officer, President – Global Health Care
Yasushi Aoki	Corporate Associate Officer, Vice President – Global Human Capital Development
Michitaka Sawada	Vice President – Global Research and Development–Feminine & Baby Care
Masumi Natsusaka	President – Global Personal Care (Skin Care & Hair Care)
Bill Gentner	President and Chief Executive Officer – Kao Brands Company

5. Executive Officer scheduled to retire

Executive Officer	New position	Current Position
Akio Kimura	Corporate Associate Officer, Vice President – Products and Lifestyle Research	Executive Officer, Vice President – Products and Lifestyle Research

New Members of the Board, Corporate Auditors and Executive Officers

(Scheduled effective date; June 29, 2006)

After the approval of Annual General Meeting of Shareholders and the Meeting of the Board of Directors scheduled on June 29, 2006, new Members of the Board, Statutory Auditors and Executive Officers of Kao Corporation will be as follows;

Members of the Board (*Outside Director)

Takuya Goto	Chairman of the Board
Motoki Ozaki	Representative Director, President and Chief Executive Officer
Toshio Hoshino	Representative Director, Senior Executive Vice President
Takuo Goto	Member of the Board, Executive Vice President
Hiroshi Kanda	Member of the Board, Executive Vice President
Norihiko Takagi	Member of the Board, Executive Vice President
Shunichi Nakagawa	Member of the Board, Executive Vice President
Toshihide Saito	Member of the Board, Executive Officer
Shinichi Mita	Member of the Board, Executive Officer
Tatsuo Takahashi	Member of the Board, Executive Officer
Masato Hirota	Member of the Board, Executive Officer
Toshiharu Numata	Member of the Board, Executive Officer
Toshio Takayama	Member of the Board
Atsushi Takahashi*	Member of the Board
Osamu Shoda*	Member of the Board

Corporate Auditors (*Outside Corporate Auditor)

Tsuneo Ejiri	Full-time Corporate Auditor
Shoichi Otake	Full-time Corporate Auditor
Kohei Nasu*	Corporate Auditor, Attorney at Law
Satoshi Ito*	Corporate Auditor, Certified Public Accountant

Executive Officer

Yoshitaka Nakatani
Yoshiiku Hirai
Shinichiro Hiramine
Ken Hashimoto
Hisao Mitsui
Shigeru Koshiba
Shoji Kobayashi
Takuji Yasukawa
Yasushi Aoki
Michitaka Sawada
Masumi Natsusaka
Bill Gentner

Exhibit A-2

Highlights for FY2005

April 24, 2006

Motoki Ozaki

President and CEO

Kao Corporation


FASF
MEMBERSHIP

This is a translation of materials used for the analyst meeting held in Japan on April 24, 2006.

These presentation materials are available on our website in PDF format:
http://www.kao.co.jp/en/ir/analystmtg/index.html

These presentation materials contain forward-looking statements that are based on management's estimates, assumptions and projections as of April 24, 2006. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity, fluctuations in currency exchange and interest rates, could cause actual results to differ materially from expectations.


Kao

Agenda

- ✧Summary of FY2005
- ✧Growth Strategies
- ✧FY2006 Forecast


Kao

Summary of FY2005


Kao

FY2005 Financial Overview

FY2005: A year of proactive investment for future growth

		Year-on-year	Excluding Kanebo Cosmetics related impact	Year-on-year
✧ Net sales:	¥971.2 billion	+3.7%	¥971.2 billion	+3.7%
✧ Operating income:	¥120.1 billion	-1.0%	¥122.9 billion	+1.3%
✧ Ordinary income:	¥121.9 billion	-2.7%	¥125.0 billion	-0.2%
✧ Net income:	¥71.1 billion	-1.4%	¥72.9 billion	+1.1%
✧ EBITDA:	¥180.8 billion	+1.5%	¥181.0 billion	+1.6%
✧ ROE:	14.9%	-16.0 bps		
✧ Net income per share:	¥130.58	-0.4%		

✧ Shareholder returns:

- Cash dividends per share: ¥50 (+12 yen year-on-year, payout ratio 38.3%)
- Share repurchases: ¥5.0 billion or 2.0 million shares


Kao

Growth Strategies


Kao

Growth Strategies

Profitable growth driven by high-value-added products



- Accelerate growth in the business areas of Beauty Care and Health Care*
- Further strengthen and develop Fabric and Home Care, a core business
- Further enhance the Chemical Products business globally and locally with distinctive products that meet customer needs

*The scope of "Health Care" does not include pharmaceuticals.


Kao

Growth Strategies


Growth drivers
Foundation for steady growth
Kanebo Cosmetics
Molton Brown
Health Care
Fabric and Home Care
Chemical Products

(FY2006 estimate)

Business areas

Business area		Scope
Beauty Care	➡	Global
Health Care	➡	Potential for global expansion
Fabric and Home Care	➡	Japan and Asia
Chemical Products	➡	Global

Kao

Globalization of Beauty Care

We strive for the wholehearted satisfaction of consumers globally through our brands with concepts that respond to diverse values regarding beauty.

	Japan	North America and Europe	Asia
Professional Hair Care	KPSS	KPSS	KPSS
Counseling & Self-Selection Cosmetics	SOFINA Kanebo FEEL YOUR BEAUTY	MOLTON BROWN Kanebo FEEL YOUR BEAUTY	SOFINA Kanebo FEEL YOUR BEAUTY
Premium Personal Care	花王	Kao BRANDS	花王


Kao

Major Cosmetics Brands in Japan

		Department stores	Drugstores and GMS	Specialty stores
Counseling	High-Prestige	est, RMK, LUNASOL		TWANY, LISSAGE
	Prestige		SOFINA, Kanebo FEEL YOUR BEAUTY	SOFINA, Kanebo FEEL YOUR BEAUTY
Self-Selection	Mass		Kanebo FEEL YOUR BEAUTY	Kanebo FEEL YOUR BEAUTY


Kao

How to Generate Synergy in the Cosmetics Business

Top priority: Enhance value of each brand

Nine synergy committees

	IT	Accounting and Finance	Personnel and Administration
R&D			
Marketing			
Sales			
International operations			
Production/procurement			
Logistics			


Kao

Generating Synergy in the Cosmetics Business in FY2006

Top priority: Enhance value of each brand

Top-line growth

- ◈Reinforce R&D/product development capabilities
- ◈Strengthen ability to offer retailers comprehensive proposals
- ◈Accelerate global expansion

Optimization

- ◈ Cost savings
  - ✓Raw materials
  - ✓Advertising
- ◈ Mutual utilization of production sites
- ◈ Initiatives for joint delivery

FY2006 forecasts - Net Sales: ¥ 290 billion
↳Approximately 25% of Consolidated Net Sales
- EBITA: Approximately 10%


Kao

Funds for the Kanebo Cosmetics Acquisition and Our Financial Policy

Initially funded by bridge loans

Refinance

In addition to the syndicate loan and life insurance company loans executed in March 2006, we will refinance the remainder with internal capital resources, funds raised from financial markets, etc.

Use of Cash Flow

- For future growth
  1) Capital expenditures
  2) M&A
- Share repurchase as part of shareholder returns


Kao

Expansion of Health Care Business

Business area with growth potential

- **A category for the health conscious**
  - Functional foods
  - Non-pharmaceutical health support products (blood circulation improver, etc.)

Existing business

- ***Econa Healthy Cooking Oil***
  - Reinforce brand power
  - Business development of *Enova* oil in North America
- ***Healthya* drink**
  - Revitalize brand with *Healthya Water* sports drink

New business

- ***Megurism Steam Thermo Power Pad***











Further growth of Health Care business supported by R&D


Kao

Toward Accomplishment of Growth Strategies

Work Process Innovations

- Build a system to create high-value-added products
  - ⇨ *Develop new marketing and product development technique (Balance between functional value and emotional value)*
- Establish a global management system
  - ⇨ *An innovative management system that clearly defines the roles of operations in Japan and in other countries*
    - *Integration of business operations in Asia, including Japan*
    - *Asian Supply Chain Project*

Reinforcement of R&D

- Matrix management between product development research and fundamental research


Kao

Integration of Business Operations in Asia, Including Japan

Case Study:
Rollout of *Asience* hair care line in Taiwan and Hong Kong


ASIENCE
ASIENCE
ASIENCE



Billboard advertising in Hong Kong

In-store display in Taiwan

Product development	❍ Brand design that took business development in Asian region into consideration from the beginning
Sales and marketing	❍ Build a win-win relation with retailers ❍ Collaboration among local subsidiaries and Japan in marketing ↳ *Japan: Master planning* ↳ *Local subsidiaries: Consumer acceptance studies and advertising/sales planning*


Kao

FY2006 Forecast


Kao

FY2006 Forecast

Generate greater cash flow to fuel growth

		Year-on-year	Excluding Kanebo Cosmetics related impact	Year-on-year
✧ Net sales:	¥1,210.0 billion	+24.6%	¥1,010.0 billion	+4.0%
✧ Operating income:	¥120.0 billion	-0.1%	¥125.0 billion	+1.7%
✧ Ordinary income:	¥118.0 billion	-3.2%	¥126.0 billion	+0.8%
✧ Net income:	¥72.0 billion	+1.2%	¥73.5 billion	+0.7%
✧ EBITDA:	¥207.0 billion	+14.4%	¥185.0 billion	+2.2%
✧ ROE:	13.5%	-14.0 bps		
✧ Net income per share:	¥132.12	+1.2%		



✧ Shareholder returns:

- Cash dividends per share: ¥52
  (+2 yen year-on-year, payout ratio 39.4%)


Kao

Exhibit A-3

Annual Financial Review

From April 1, 2005 to March 31, 2006

Kao Corporation

April 24, 2006


FASF
MEMBERSHIP

This is a translation of materials used for the analyst meeting held in Japan on April 24, 2006.

The presentation material in PDF format is available on our website:
http://www.kao.co.jp/en/ir/analystmtg/index.html

These presentation materials contain forward-looking statements that are based on management's estimates, assumptions and projections as of April 24, 2006.
Certain factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity, fluctuations in currency exchange and interest rates, could cause actual results to differ materially from expectations.

(The yen amounts in this presentation material are rounded down.)


Kao

1. Business Environment

April 1, 2005 – March 31, 2006


Kao

Household Expenditure Survey



by Ministry of Public Management, Home Affairs, Posts and Telecommunications

(%)

10
5
0
-5
-10

All household

→ FY2005

FY99 FY00 FY01 FY02 FY03 FY04 4/05 5/05 6/05 7/05 8/05 9/05 10/05 11/05 12/05 1/06 2/06

(Percent change from a year earlier)


Kao

Average Consumer Purchase Price


15 Major Toiletry Categories (All manufactures)
Index
105
100
95
90
85
80
100
99
98
97
95
94
93
93
1H/FY02
2H/FY02
1H/FY03
2H/FY03
1H/FY04
2H/FY04
1H/FY05
2H/FY05

(Source: SRI)

Kao

2. Consolidated Business Results

April 1, 2005 – March 31, 2006


Kao

FY2005 Results (Consolidated)

Billion yen	FY04	FY05*	Growth	FY05	Growth	Changes
Net Sales	936.8	971.2	3.7%	971.2	**3.7%**	+34.3
Operating Income	121.3	122.9	1.3%	120.1	**-1.0%**	-1.2
Operating Margin	*13.0%*	*12.7%*		*12.4%*		
Ordinary Income	125.3	125.0	-0.2%	121.9	**-2.7%**	-3.3
Net Income	72.1	72.9	1.1%	71.1	**-1.4%**	-1.0
EBITDA	178.1	181.0	1.6%	180.8	1.5%	+2.7
ROE	16.5%			14.9%		
EPS (yen)	131.16			130.58	-0.4%	-0.58

*Before impact of Kanebo Cosmetics consolidation


Kao

Consolidated Net Sales [1]

	FY2004		FY2005		
				%	
	Billion yen	% Growth	Billion yen	Growth	Like-for-like
Personal Care	180.6	5.3	187.8	4.0	4.0
Fabric and Home Care	234.2	-2.8	237.5	1.4	1.4
Feminine Care, Baby Care and Others	122.0	20.3	113.6	-6.9	-6.9
Japan Total	**536.9**	4.4	539.0	0.4	0.4
Asia & Oceania	53.5	-10.8	57.1	6.9	4.7
North America & Europe	106.7	4.6	115.3	8.1	5.5
Elimination	-7.1		-7.5		
Consumer Products	**690.0**	2.9	704.0	2.0	1.5

Prestige Cosmetics	**78.2**	0.8	85.2	8.9	8.7

*Like-for-like: excludes currency translation impact



Consolidated Net Sales [2]

	FY2004		FY2005		
	Billion yen	% Growth	Billion yen	% Growth	% Like-for-like
Japan	111.4	6.3	114.5	2.7	2.7
Asia	47.2	12.9	53.5	13.5	10.5
North America & Europe	64.0	12.7	72.1	12.7	9.8
Elimination	-25.7		-31.4		
Chemical Products	196.9	8.5	**208.8**	6.0	4.7
Elimination	-28.4		-26.9		
Consolidated Sales	**936.8**	**3.8**	**971.2**	**3.7**	**3.0**

*Like-for-like: excludes currency translation impact



Consolidated Income Statements

	FY2004		FY2005		Changes*
	Billion yen	%	Billion yen	%	Billion yen
Net Sales	936.8	100.0	971.2	100.0	34.3
Cost of Sales	404.8	43.2	427.7	44.0	22.9
Gross Profit	532.0	56.8	543.4	56.0	11.4
SG&A Expenses	410.6	43.8	423.3	43.6	12.6
Operating Income	121.3	13.0	120.1	12.4	-1.2
Non-operating Income/Expenses	3.9	0.4	1.8	0.2	-2.1
Ordinary Income	125.3	13.4	121.9	12.6	-3.3
Extraordinary Income & Loss	-5.6	-0.6	-5.0	-0.6	0.6
Income Before Taxes	119.6	12.8	116.9	12.0	-2.7
Income Taxes	47.1	5.1	44.6	4.6	-2.4
Equity Items & Others (Minus)	0.3	0.0	1.1	0.1	0.7
Net Income	72.1	7.7	71.1	7.3	-1.0

- Before impact of Kanebo Cosmetics consolidation:
Operating Income: 122.9 billion yen
Ordinary Income: 125.0 billion yen
Net Income: 72.9 billion yen

* Changes = FY2005 – FY2004

Consolidated Cost of Sales and SG&A to Net Sales



%
Cost of Sales
SG&A
55
50
45
40
35
30
%
40
30
20
10
0
Operating
Margin
Cost of Sales ratio
(left scale)
50.0
SG&A ratio
(left scale)
41.9
43.6
43.1
43.8
43.2
44.0
43.6
8.0
13.3
13.0
12.4
Operating Margin
(right scale)
96
97
98
99
00
01
02
03
04
05

*Business tax has been adjusted for FY 96 and FY97.

Kao

Breakdown of Consolidated Expenses

(Billion yen)

	FY04	FY05	Changes*
Total SG&A Expenses	410.6	423.3	12.6
Freight/Warehouse	50.2	51.9	1.6
Advertising	84.1	83.7	-0.3
Sales Promotion	36.7	38.7	2.0
Salaries and Wages	68.5	73.1	4.6
R&D	39.7	40.2	0.4

* Changes = FY05 – FY04


Kao

Sales and Operating Income by Business

		Net Sales*				Operating Income		
		FY2004 Billion yen	FY2005 Billion yen	Changes Billion yen	% Growth	FY2004 Billion yen	FY2005 Billion yen	Changes Billion yen
Consumer Products		690.0	704.0	14.0	2.0	92.5	92.6	0.1
	% to Net Sales					*13.4%*	*13.2%*	
Prestige Cosmetics		78.2	85.2	6.9	8.9	7.6	5.1	-2.5
	% to Net Sales					*9.8%*	*6.1%*	
	Before amortization**					7.6	7.7	0.0
	% to Net Sales					*9.8%*	*9.1%*	
Chemical Products		196.9	208.8	11.9	6.0	20.6	22.0	1.3
	% to Net Sales					*10.5%*	*10.5%*	

*Before elimination of intersegment transfers

**Before amortization of trademarks and others related to Kanebo Cosmetics


Kao

Sales and Operating Income by Geography

		Net Sales*				Operating Income		
		FY2004 Billion yen	FY2005 Billion yen	Changes Billion yen	% Growth	FY2004 Billion yen	FY2005 Billion yen	Changes Billion yen
Japan		703.0	708.0	4.9	0.7	107.4	101.6	-5.8
	% to Net Sales					*15.3%*	*14.4%*	
	Adjusted**					107.4	104.2	-3.2
	% to Net Sales					*15.3%*	*14.7%*	
Asia & Oceania		100.2	110.8	10.6	10.6	2.7	5.8	3.0
	% to Net Sales					*2.7%*	*5.3%*	
North America		83.6	95.1	11.5	13.8	6.4	6.7	0.3
	% to Net Sales					*7.7%*	*7.1%*	
	Adjusted***					8.1	8.4	0.3
	% to Net Sales					*9.7%*	*8.9%*	
Europe		93.8	109.4	15.6	16.7	4.5	7.5	2.9
	% to Net Sales					*4.9%*	*6.9%*	
	Adjusted***					6.9	10.6	3.7
	% to Net Sales					*7.4%*	*9.8%*	

*Before elimination of intersegment transfers, **Before amortization of trademarks and others related to Kanebo Cosmetics, ***Before amortization of goodwill

Kao

Consolidated Operating Income

FY2004		FY2005
121.3	→	120.1 Billion yen

Change -1.2 Billion yen -1.0%



Japan	-5.8
Asia & Oceania	+3.0
North America	+0.3
Europe	+2.9
Total	-1.2



Consumer Products	+0.1
Prestige Cosmetics	-2.5
Chemical Products	+1.3
Total	-1.2

*The figures of each segment are before elimination and "Total" includes elimination.


Kao

Consumer Products

Asia and Oceania

Sales (Billion yen)
Operating Income (Billion yen)
Net Sales
Operating Income
120
100
80
60
40
20
0
9
6
3
0
-3
FY2003
FY2004
FY2005

North America & Europe

Before Amortization of Goodwill
120
100
80
60
40
20
0
20
15
10
5
0
FY2003
FY2004
FY2005

Chemical Products

Asia

120
100
80
60
40
20
0
20
15
10
5
0
FY2003
FY2004
FY2005

North America & Europe

120
100
80
60
40
20
0
20
15
10
5
0
FY2003
FY2004
FY2005



Kao

Consolidated Ordinary Income

FY2004		FY2005
125.3	→	121.9 Billion yen

Change -3.3 Billion yen -2.7%



1. Operating income	-1.2
2. Equity earnings	-1.8
3. Forex gains/losses	-0.5
4. Net interest expense	-0.0
5. Other non-operating items	+0.2
Total	-3.3

Kao

Consolidated Income Before Taxes

FY2004		FY2005
119.6	→	116.9 Billion yen
Change	-2.7 Billion yen	-2.3%

1. Ordinary income	-3.3
2. Gain on sale or disposal of fixed assets	-0.1
3. Gain on sale of investment securities	+0.0
4. Loss on sale or disposal of fixed assets	+1.4
5. Prior-year post-retirement healthcare benefit expenses at U.S. subsidiaries	-2.3
6. Loss on investment in affiliate	-0.8
7. Impairment loss	+2.2
8. Other	+0.1
Total	-2.7


Kao

Consolidated Balance Sheets

(Billion yen)

	Mar/05	Mar/06	Changes		Mar/05	Mar/06	Changes
Current Asset	289.1	364.6	75.4	Current Liabilities	211.5	436.1	224.6
Cash and Bank Deposits	32.0	47.3	15.3	Notes and Accounts Payable	70.9	96.5	25.5
Notes and Accounts Receivable	103.5	129.1	25.5	Short-term Debt (incl. Current Portion of Long-term Debt)	21.2	189.4	168.1
Short-term Investments	40.3	20.1	-20.1	Other Accounts Payable	19.1	27.4	8.3
Inventories	81.7	105.8	24.0	Accrued Expenses	63.2	75.9	12.7
Others	31.4	62.0	30.6	Others	36.8	46.7	9.9
Fixed Assets	399.6	855.8	456.2	Long-term Liabilities	21.7	265.7	244.0
Tangible Assets	260.2	282.7	22.5	Long-term Debt	1.4	218.5	217.1
Intangible Assets	86.2	466.2	379.9	Others	20.3	47.2	26.9
Investments	53.2	106.8	53.6	Total Liabilities	233.3	701.9	468.6
Deferred Assets	0.1	0.0	-0.0	Minority Interests	7.4	8.9	1.4
				Shareholders' Equity	448.2	509.6	61.4
				Common Stock	85.4	85.4	-
				Capital Surplus	109.5	109.5	-
				Retained earnings	299.3	345.9	46.5
				Unrealized Gain on Available-for-sale Securities	3.5	5.8	2.3
				Foreign Currency Translation Adjustments	-39.7	-26.9	12.8
				Treasury Stock	-9.8	-10.1	-0.3
Total Assets	688.9	1,220.5	531.5	Total Liabilities, Minority Interests & Shareholders' Equity	688.9	1,220.5	531.5

Kao

Statements of Cash Flows

(Billion yen)

	FY2004	FY2005	Changes
Operating activities	109.5	117.2	7.7
Investing activities	-54.4	-479.5	-425.1
Financing activities	-90.6	356.7	447.3
Translation adjustments on cash and cash equivalents	-1.2	2.7	3.9
Net Increase/(decrease) in cash and cash equivalents	-36.7	-2.7	33.9
Cash and cash equivalents, beginning of year	107.1	70.4	-36.7
Increase in cash and cash equivalents due to newly consolidated subsidiaries	0.0	0.7	0.7
Decrease in cash and cash equivalents due to exclusion of previously consolidated subsidiaries	-	-0.8	-0.8
Cash and cash equivalents, end of year	70.4	67.5	-2.8
Total Debt	22.7	408.0	385.2

<Investing Activities>

Capital expenditures:
- Production facilities for new products
- Production capacity expansion for fatty alcohols in the Philippines, etc.

Acquisition of Molton Brown, Kanebo Cosmetics stock and its intellectual property rights

<Financing Activities>

Share repurchase: 6.0 billion yen


Kao

Share Repurchase

(Million Shares)

Aggregate to March 2006
114.3 MM shares
303.7 Billion yen

	FY1999	FY2000	FY2001	FY2002	FY2003	FY2004	FY2005
Million Shares	10.0	10.0	19.9	29.1	16.0	27.3	2.0
Billion yen	29.5	28.6	56.7	77.1	36.7	69.9	5.0

* Share repurchase from the market


Kao

3. Forecast for FY 2006


Kao

Consolidated Sales and Profit Forecast

	FY2004		FY2005		*2 FY2006(F)	
	Billion yen	% Growth	Billion yen	% Growth	Billion yen	% Growth
Net Sales	936.8	3.8	971.2	3.7	1,210.0	24.6
Operating Income	121.3	1.4	120.1	-1.0	120.0	-0.1
[% to Sales]	[13.0]		[12.4]		[9.9]	
Ordinary Income	125.3	2.2	121.9	-2.7	118.0	-3.2
[% to Sales]	[13.4]		[12.6]		[9.8]	
Net Income	72.1	10.4	71.1	-1.4	72.0	1.2
[% to Sales]	[7.7]		[7.3]		[6.0]	

Net Income per Share (yen)	131.16	10.2	130.58	-0.4	132.12	1.2
ROE	16.5%		14.9%		13.5%	
EBITDA (Operating Income + Depr. & Amort.)	178.1	0.2	180.8	1.5	207.0	14.4
Cash dividends per Share (yen)	38.0	18.8	50.0	31.6	52.0	4.0

*1 Exchange rate assumptions: 117 yen/USD, 140 yen/Euro

*2 Approximate estimated impact related to Kanebo Cosmetics consolidation:
Net sales: ¥200.0 billion, operating margin:10%, amortization of Intellectual property rights: ¥17.0 billion, amortization of goodwill: ¥10.0 billion, financing costs: ¥3.0 billion


Kao

Sales Outlook by Segment – FY2006

<Billion yen>

Consolidated Net Sales 1,210.0 +24.6%

By Geography

Japan	915.0	+29.2%
Asia & Oceania	120.0	+8.2%
North America	102.0	+7.2%
Europe	128.0	+16.9%

By Business

Consumer Products	725.0	+3.0%
Prestige Cosmetics	290.0	+240.2%
Chemical Products	220.0	+5.3%


Kao

Sales Outlook – FY2006

- Consumer Products in Japan -

<Billion yen>

	1st Half			Full Year		
	FY2005 Actual	FY2006 Forecast	% Growth	FY2005 Actual	FY2006 Forecast	% Growth
Personal Care	95.8	98.0	2.2%	187.8	192.0	2.2%
Fabric and Home Care	120.6	123.0	2.0%	237.5	243.0	2.3%
Feminine Care, Baby Care and Others	57.8	58.0	0.2%	113.6	115.0	1.2%
Total	274.4	279.0	1.7%	539.0	550.0	2.0%


Kao

Major Assumptions for FY2006 Forecast

◆Sales price decline in Consumer Products Business in Japan: approximately -1-0%

Estimated impact on profit

◆Total Cost Reduction (TCR): +5.0 billion yen

◆Higher raw material cost: -4.0 to -5.0 billion yen

Exchange rate assumptions

◆117 yen/USD
◆140 yen/Euro


Kao

Operating Income Outlook by Business

Increase	Consumer Products:	Asia & Oceania
	Consumer Products:	Europe
	Chemical Products:	North America
	Chemical Products:	Europe
Flat	Consumer Products:	Japan
	Consumer Products:	North America
	Chemical Products:	Japan
Decrease	Prestige Cosmetics	
	Chemical Products:	Asia


Kao

Consolidated Net Sales/Operating Margin

[Full Year]



Sales
Billion yen
1,400
1,200
1,000
800
600
400
200
0
Operating Margin
Operating Income
Billion yen
240
220
200
180
160
140
120
100
80
60
40
20
0
Net Sales
Operating Income
839.0
865.2
902.6
936.8
971.2
1,210.0
111.7
114.9
119.7
121.3
120.1
120.0
13.3%
13.3%
13.3%
13.0%
12.4%
9.9%
FY01
02
03
04
05
06(F)
Kao

EBITDA

Billion yen
Operating Income
Depr. & Amort.
250
200
150
100
50
0
170.2
58.4
111.7
173.2
58.3
114.9
177.8
58.1
119.7
178.1
56.7
121.3
180.8
60.7
120.1
207.0
87.0
120.0
FY01
02
03
04
05
06(F)



Kao

ROE & ROA



(%)
20
15
10
5
0
ROE
ROA
13.1
14.6
14.6
15.7
17.0
17.7
12.8
9.7
11.3
12.7
13.1
14.2
15.5
16.5
14.9
13.5
FY99
00
01
02
03
04
05
06(F)

ROA: Ordinary Income / Total assets

Kao

Net Income per Share (Consolidated)

Net Income (Billion yen)
Weighted Average Number of Shares Outstanding (MM)
Net Income
Net Income per Share
Net Income per Share (yen)
90
80
70
60
50
40
30
20
10
0
200
180
160
140
120
100
80
60
40
20
0
52.1
59.4
60.2
62.4
65.3
72.1
71.1
72.0
83.5
96.7
100.4
108.1
119.1
131.2
130.6
132.1
625
615
600
577
548
550
544
545
FY99
00
01
02
03
04
05
06(F)



Kao

Cash Dividends per Share

(Yen)

FY	Cash Dividends per Share (Yen)
FY88	7.10
89	7.10
90	8.87
91	9.09
92	10.00
93	10.50
94	11.50
95	12.50
96	14.00
97	15.00
98	16.00
99	20.00
00	24.00
01	26.00
02	30.00
03	32.00
04	38.00
05	50.00
06(F)	52.00

*Impacts of share splits are retroactively reflected.



Kao

Consolidated Capital Expenditures

(Billion yen)
250
200
150
100
50
0
Parent
Subsidiaries
Intellectual property rights of Kanebo Cosmetics
49.5
15.1
34.4
84.5
56.3
28.2
51.8
17.9
33.9
54.3
23.1
31.2
203.5
148.0
55.5
20.1
35.4
60.0
23.0
37.0
FY01
02
03
04
05
06(F)

*Payment for purchase of newly consolidated subsidiaries (net of cash acquired) is not included.


Kao

Quarterly Consolidated Sales and Profit Forecast

(Billion yen)

Operating Income 2005
Operating Income 2006
Net Sales 2005
Net Sales 2006

233.1
26.8
600.0
483.0
63.0
56.0
1,210.0
971.2
120.1
120.0

3 months
6 months
12 months


Kao

Non-consolidated Sales and Profit Forecast

	FY2004		FY2005 *1		FY2006(F) *1	
	Billion yen	% Growth	Billion yen	% Growth	Billion yen	% Growth
Net Sales	694.6	4.3	688.5	-0.9	690.0	0.2
Operating Income	98.0	-0.4	90.5	-7.6	78.0	-13.9
[% to Sales]	[14.1]		[13.2]		[11.3]	
Ordinary Income	104.5	-0.8	100.1	-4.2	84.0	-16.1
[% to Sales]	[15.1]		[14.5]		[12.2]	
Net Income	62.5	2.4	64.1	2.6	56.0	-12.7
[% to Sales]	[9.0]		[9.3]		[8.1]	
Net Income per Share (yen)	113.62	2.2	117.61	3.5	102.65	-12.7
ROE	14.6%		14.1%		11.5%	
EBITDA (Operating Income + Depr. & Amort.)	138.4	-0.5	131.7	-4.9	132.0	0.2

*1 The figures include amortization of intellectual property rights and financing costs related to Kanebo Cosmetics.



Exhibit B-1



平成 18年 3月期　決算短信 (連結)

平成 18年 4月 24日

上場会社名　花王株式会社　上場取引所 東

コード番号　4452　本社所在都道府県 東京都

(URL http://www.kao.co.jp)

代表者　代表取締役 社長執行役員　尾﨑 元規

問合せ先責任者　執行役員 会計財務部門統括　三田 慎一　TEL (03) 3660 - 7111

決算取締役会開催日　平成 18年 4月 24日

米国会計基準採用の有無　無

1. 18年 3月期の連結業績(平成 17年 4月 1日 ～ 平成 18年 3月 31日)

(1)連結経営成績　(注)金額は百万円未満を切り捨て

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
18年 3月期	971,230	3.7	120,134	△ 1.0	121,956	△ 2.7
17年 3月期	936,851	3.8	121,379	1.4	125,345	2.2

	当期純利益		1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	株主資本当期純利益率	総資本経常利益率	売上高経常利益率
	百万円	%	円 銭	円 銭	%	%	%
18年 3月期	71,140	△ 1.4	130.58	130.28	14.9	12.8	12.6
17年 3月期	72,180	10.4	131.16	129.09	16.5	17.7	13.4

注)①持分法投資損益　18年 3月期　△593百万円　17年 3月期　1,216百万円

②期中平均株式数(連結)　18年 3月期　544,126,518 株　17年 3月期　549,625,892 株

③会計処理の方法の変更　無

④売上高、営業利益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2)連結財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
18年 3月期	1,220,564	509,676	41.8	935.11
17年 3月期	688,973	448,249	65.1	821.47

(注)期末発行済株式数(連結)　18年 3月期　544,945,975 株　17年 3月期　545,555,347 株

(3)連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
18年 3月期	117,292	△ 479,535	356,721	67,527
17年 3月期	109,567	△ 54,407	△ 90,657	70,409

(4)連結範囲及び持分法の適用に関する事項

連結子会社数 103 社　持分法適用非連結子会社数 12 社　持分法適用関連会社数 10 社

(5)連結範囲及び持分法の適用の異動状況

連結(新規) 32 社 (除外) 6 社　持分法(新規) 13 社 (除外) 1 社

2. 19年 3月期の連結業績予想(平成 18年 4月 1日 ～ 平成 19年 3月 31日)

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
中間期	600,000	55,000	34,000
通期	1,210,000	118,000	72,000

(参考) 1株当たり予想当期純利益(通期) 132 円12 銭

※上記業績予想に関する事項は、添付資料の16～19ページを参照して下さい。

１．企業集団の状況

当企業集団は花王株式会社（当社）及び子会社１１７社、関連会社１２社より構成されており、家庭用製品、化粧品、工業用製品の製造、販売を主な事業としているほか、これらに附帯するサービス業務等を営んでおります。

事業の内容と当社及び子会社、関連会社の当該事業における位置付け並びに事業の種類別セグメントとの関連は、次のとおりであります。

事業区分	売上区分		主要な会社
家庭用製品事業	パーソナルケア製品 ハウスホールド製品 サニタリーほか製品	国内	当社、花王販売（株）、花王プロフェッショナル・サービス（株）、愛媛サニタリープロダクツ（株）、ニベア花王（株）、その他　３社　（計　８社）
		海外	上海花王有限公司、花王（上海）産品服務有限公司、Kao (Taiwan) Corporation、花王（香港）有限公司、Kao Industrial (Thailand) Co.,Ltd.、Kao Commercial (Thailand) Co.,Ltd.、Kao (Singapore) Private Limited、P.T. Kao Indonesia、Kao Brands Company、Guhl Ikebana GmbH、Kao Brands Europe Limited、KPSS - Kao Professional Salon Services GmbH、KPSS, Inc.、KPSS Deutschland GmbH、その他　３５社　（計　４９社）
化粧品事業	化粧品	国内	当社、（株）カネボウ化粧品、カネボウ化粧品販売（株）、花王化粧品販売（株）、（株）エキップ、（株）リサージ、その他　４社　（計　１０社）
		海外	Kao (Taiwan) Corporation、花王（香港）有限公司、Molton Brown Limited、Kanebo Cosmetics (Europe) Ltd.、上海カネボウ化粧品有限公司、その他２０社　（計　２５社）
工業用製品事業	工業用製品	国内	当社、花王クエーカー（株）、昭和興産（株）、その他　１社　（計　４社）
		海外	Kao (Taiwan) Corporation、Kao Industrial (Thailand) Co.,Ltd.、Kao (Singapore) Private Limited、Fatty Chemical (Malaysia) Sdn. Bhd.、Pilipinas Kao, Incorporated、P.T. Kao Indonesia Chemicals、Kao Chemicals GmbH、Kao Corporation S.A.、Kao Specialties Americas LLC、Quimi-Kao S.A. de C.V.、その他　１１社　（計　２１社）
その他	物流業務、不動産管理等	国内	花王ロジスティクス（株）、花王システム物流（株）、花王マーチャンダイジングサービス（株）、（株）ＫＣロジスティクス、その他　６社　（計　１０社）
		海外	Misamis Oriental Land Development Corporation、その他　１０社　（計　１１社）

（注）

１．各事業区分の主要製品は、「４．連結財務諸表等　注記事項　①セグメント情報（１）事業の種類別セグメント情報（注）２．各事業区分の主要製品」のとおりであります。

２．「その他」に区分されたサービス業務等については、事業の種類別セグメント情報において、そのサービス内容に応じて、家庭用製品事業、化粧品事業、工業用製品事業に振り分けております。

３．各事業毎の会社数は、複数事業を営んでいる場合にはそれぞれに含めて数えております。

以上の企業集団の状況について事業系統図を示すと次のとおりであります。



[事業区分]
[国内]
[海外]
国内ユーザー
海外ユーザー
各事業の販売会社及び製造・販売会社からの売上
各事業の販売会社及び製造・販売会社からの売上
家庭用製品
花王販売㈱
花王プロフェッショナル・サービス㈱
その他1社
花王（上海）產品服務有限公司
花王（香港）有限公司
Kao Commercial (Thailand) Co.,Ltd.
Kao (Singapore) Private Limited
KPSS Deutschland GmbH
※2,3,4 その他 29社（連結子会社26社を含む）
愛媛サニタリープロダクツ㈱
※3 ニベア花王㈱
※1,3 その他2社
上海花王有限公司
Kao (Taiwan) Corporation
Kao Industrial (Thailand) Co.,Ltd.
P.T. Kao Indonesia、KPSS, Inc.
Kao Brands Company、Guhl Ikebana GmbH
Kao Brands Europe Limited
KPSS-Kao Professional Salon Services GmbH
※3 その他6社（連結子会社5社を含む）
花王株式会社
化粧品
花王化粧品販売㈱
その他1社
Kao (Taiwan) Corporation
花王（香港）有限公司
その他7社
カネボウ化粧品販売㈱
その他 2社
㈱カネボウ化粧品
Molton Brown Limited
その他2社
㈱エキップ
㈱リサージ
その他1社
Kanebo Cosmetics Europe, LTD
※2,4 その他11社（連結子会社9社を含む）
上海カネボウ化粧品有限公司
（製造・販売会社）
工業用製品
花王クエーカー㈱
※3 その他 1社
Kao Industrial (Thailand) Co.,Ltd.
Fatty Chemical (Malaysia) Sdn.Bhd.
Pilipinas Kao, Incorporated
P.T. Kao Indonesia Chemicals
Kao Specialties Americas LLC
Quimi-Kao,S.A.de C.V.
Kao Chemicals GmbH
Kao Corporation S.A.
その他7社
※3 昭和興産㈱
Kao (Taiwan) Corporation
Kao (Singapore) Private Limited
その他4社
その他
物流業務
不動産管理等
※1 花王システム物流㈱
※1 花王ロジスティクス㈱
※1 ㈱KCロジスティクス
※1 花王マーチャンダイジングサービス㈱
※1,3 その他 6社
不動産管理等
※3 Misamis Oriental Land Development Corporation
※1,3 その他10社（連結子会社6社を含む）
（注）無印 連結子会社 (103社)
※1 非連結子会社で持分法適用会社 (12社)
※2 非連結子会社で持分法非適用会社 (2社)
※3 関連会社で持分法適用会社 (10社)
※4 関連会社で持分法非適用会社 (2社)
製造・販売会社
販売会社
製品
原料
サービス等
（対象が一部の会社の場合を含む）

関係会社の状況

連結子会社

平成18年3月31日現在

会社名	住所	資本金又は出資金	事業の内容	議決権の所有割合	関係内容				
					役員の兼任等		資金援助貸付金	営業上の取引	設備の賃貸借等
					当社役員	当社従業員			
※1 花王化粧品販売㈱	東京都中央区	百万円 100	化粧品	% 100.0	名 —	名 6	百万円 2,039	当社製品の販売先	建物及び設備の賃貸
花王クエーカー㈱	東京都中央区	百万円 400	工業用製品	100.0	1	3	—	研究活動及び事務作業等	建物及び設備の賃貸
愛媛ｻﾆﾀﾘｰﾌﾟﾛﾀﾞｸﾂ㈱	愛媛県西条市	百万円 90	家庭用製品	100.0	1	3	—	当社製品の製造委託先	建物及び設備の貸与
※1 ※14 花王販売㈱	東京都中央区	百万円 1,729	家庭用製品	100.0	1	6	—	当社製品の販売先	建物及び設備の賃貸
花王ﾌﾟﾛﾌｪｯｼｮﾅﾙ･ｻｰﾋﾞｽ㈱	東京都墨田区	百万円 60	家庭用製品	100.0	—	5	—	当社製品の販売先	建物及び設備の貸与
※1 ㈱カネボウ化粧品	東京都港区	百万円 125,450	化粧品	100.0	2	5	—	当社製品の販売先	なし
カネボウ化粧品販売㈱	東京都港区	百万円 300	化粧品	※2 100.0 [100.0]	1	1	—	—	なし
㈱エキップ	東京都品川区	百万円 300	化粧品	※2 100.0 [100.0]	1	1		—	なし
㈱リサージ	東京都港区	百万円 400	化粧品	※2 100.0 [100.0]	1	1	—	—	なし
カネボウコスミリオン㈱	東京都港区	百万円 110	化粧品	※2 100.0 [100.0]	—	—	—	—	なし
花王（中国）投資有限公司	中華人民共和国	千人民元 592,822	中華人民共和国における関係会社の統轄及び化粧品事業	100.0	2	2	—	当社製品の販売先	なし
上海花王有限公司	中華人民共和国	千人民元 564,200	家庭用製品	※3 95.0 [10.0]	1	4	—	当社製品の販売先	なし
花王（上海）産品服務有限公司	中華人民共和国	千人民元 296,923	家庭用製品	※4 100.0 [100.0]	1	3	—	—	なし
上海花王化学有限公司	中華人民共和国	千人民元 193,522	工業用製品	87.5	1	2	—	当社製品の販売先	なし
花王（上海）貿易有限公司	中華人民共和国	千人民元 1,655	工業用製品	87.5	—	2	—	当社製品の販売先	なし
花王（香港）有限公司	中華人民共和国	千香港ﾄﾞﾙ 11,582	家庭用製品 化粧品	100.0	1	1	—	当社製品の販売先	なし
上海カネボウ化粧品有限公司	中華人民共和国	千人民元 50,950	化粧品	※2 90.0 [90.0]					なし

会社名	住所	資本金又は出資金	事業の内容	議決権の所有割合	関係内容				
					役員の兼任等		資金援助貸付金	営業上の取引	設備の賃貸借等
					当社役員	当社従業員			
Kao (Taiwan) Corporation	台湾	千台湾元 597,300	家庭用製品 化粧品 工業用製品	% 90.7	名 —	名 3	百万円 —	当社仕入商品の購入先及び当社製品の販売先	なし
Kao Industrial (Thailand) Co.,Ltd.	タイ国	千バーツ 2,000,000	家庭用製品 工業用製品	100.0		3	—	当社仕入商品の購入先及び当社製品の販売先	なし
Kao Commercial (Thailand) Co.,Ltd.	タイ国	千バーツ 2,000	家庭用製品	※5 100.0 [100.0]	—	3	—	—	なし
Kao (Singapore) Private Limited	シンガポール国	千シンガポールドル 82,285	東南アジアにおける関係会社の統轄及び家庭用製品・工業用製品事業	100.0	—	3	—	当社製品の販売先	なし
Fatty Chemical (Malaysia) Sdn.Bhd.	マレーシア国	千マレーシアドル 120,000	工業用製品	※6 70.0 [70.0]	1	2	—	当社仕入商品及び原料の購入先	なし
Kao Plasticizer (Malaysia) Sdn.Bhd.	マレーシア国	千マレーシアドル 16,000	工業用製品	※6 70.0 [70.0]	—	3	—	当社仕入商品の購入先及び当社製品の販売先	なし
Kao Soap (Malaysia) Sdn.Bhd.	マレーシア国	千マレーシアドル 28,000	家庭用製品	100.0	—	2	—	当社仕入商品の購入先及び当社製品の販売先	なし
Kao Oleochemical (Malaysia) Sdn.Bhd.	マレーシア国	千マレーシアドル 14,000	工業用製品	100.0	—	2	—	当社仕入商品の購入先	なし
Pilipinas Kao, Incorporated	フィリピン国	千フィリピンペソ 1,790,643	工業用製品	100.0	1	3	—	当社仕入商品の購入先及び当社製品の販売先	なし
Kao Vietnam Co.,Ltd.	ベトナム国	百万ベトナムドン 506,688	家庭用製品	100.0	1	3	1,365	当社仕入商品の購入先及び当社製品の販売先	なし
P.T. Kao Indonesia	インドネシア国	百万ルピア 17,646	家庭用製品	50.03	—	3	—	当社製品の販売先	なし
P.T. Kao Indonesia Chemicals	インドネシア国	百万ルピア 4,565	工業用製品	95.0	—	2	—	当社仕入商品の購入先及び当社製品の販売先	なし
KPSS Australia Pty. Ltd.	オーストラリア国	千オーストラリアドル 5,580	家庭用製品	※7 100.0 [100.0]	—	1	—	—	なし
Kao Brands Company	アメリカ合衆国	米ドル 1	家庭用製品	100.0	1	1	—	当社製品の販売先	なし
Kao Brands Canada Inc.	カナダ国	千カナダドル 482	家庭用製品	※8 100.0 [100.0]	—	—	—	—	なし
Kao America Inc.	アメリカ合衆国	千米ドル 3,200	米国における関係会社へのコーポレートサービス及び米国工業用製品事業の持株会社	100.0	—	2	—		なし
Kao Specialties Americas LLC	アメリカ合衆国	米ドル 1	工業用製品	※9 100.0 [100.0]	—	—	—	当社仕入商品の購入先及び当社製品の販売先	なし
KPSS, Inc.	アメリカ合衆国	米ドル 1	家庭用製品	※7 100.0 [100.0]	—	1	2,664	—	なし

会社名	住所	資本金又は出資金	事業の内容	議決権の所有割合	関係内容				
					役員の兼任等		資金援助貸付金	営業上の取引	設備の賃貸借等
					当社役員	当社従業員			
				%	名	名	百万円		
Quimi-Kao S.A. de C.V.	メキシコ国	千メキシコペソ 16,696	工業用製品	※10 100.0 [100.0]	—	2	—	当社製品の販売先	なし
※1 KPSS - Kao Professional Salon Services GmbH	ドイツ国	千ユーロ 79,421	家庭用製品	100.0	—	1	260	当社製品の販売先	なし
KPSS Deutschland GmbH	ドイツ国	千ユーロ 1,673	家庭用製品	※7 100.0 [100.0]	—	—	—	—	なし
KPSS AG	スイス国	千スイスフラン 1,750	家庭用製品	※7 100.0 [100.0]	—	—	—	—	なし
KPSS (UK) Ltd.	英国	千英ポンド 2,300	家庭用製品	※7 100.0 [100.0]	—				なし
Goldwell Nederland B.V.	オランダ国	千ユーロ 680	家庭用製品	※7 100.0 [100.0]	—	—	—	—	なし
Kao Brands Europe Limited	英国	千英ポンド 500	家庭用製品	※8 100.0 [100.0]	—	—	—	—	なし
Guhl Ikebana GmbH	ドイツ国	千ユーロ 5,112	家庭用製品	※8 90.0 [90.0]	—	—	—	—	なし
※1 Kao Chemicals Europe, S.L.	スペイン国	千ユーロ 104,034	欧州工業用製品事業統轄	100.0	1	2	—	—	なし
Kao Chemicals GmbH	ドイツ国	千ユーロ 9,100	工業用製品	※10 100.0 [100.0]	—	1	—	当社仕入商品の購入先及び当社製品の販売先	なし
Kao Corporation S.A.	スペイン国	千ユーロ 56,410	工業用製品	※10 100.0 [100.0]	—	2	1,564	当社仕入商品の購入先及び当社製品の販売先	なし
※1 Kao Prestige Limited	英国	千英ポンド 100,000	欧州を中心とした化粧品事業統轄	100.0	—	3	14,518	—	なし
Molton Brown Limited	英国	千英ポンド 516	化粧品	※11 100.0 [100.0]	—	2	—	—	なし
Kanebo Cosmetics (Europe) Ltd.	スイス国	千スイスフラン 8,000	化粧品	※2 100.0 [100.0]	—	—	—	—	なし

(注) ※1は、特定子会社であります。
※2は、㈱カネボウ化粧品が所有しております。
※3は、花王（中国）投資有限公司が10%所有しております。
※4は、花王（中国）投資有限公司が所有しております。
※5は、当社の100%子会社であるKao Holdings (Thailand) Co.,Ltd.が52.8%、花王（香港）有限公司が47.2%を所有しております。
※6は、Kao (Singapore) Private Limited が所有しております。
※7は、KPSS - Kao Professional Salon Services GmbH が所有しております。

※8は、Kao Brands Companyが所有しております。
※9は、Kao America Inc.の100%子会社であるKao Chemicals Americas Corporation が所有しております。
※10は、Kao Chemicals Europe, S.L.が所有しております。
※11は、Kao Prestige Limitedの100%子会社であるMolton Brown Group Limitedが所有しております。
12　議決権の所有割合の [ ] 内は、間接所有割合で内数であります。
13　上記以外に小規模な連結子会社が54社あり、連結子会社の数は合計103社となります。
※14　花王販売(株)につきましては、売上高（連結会社相互間の内部売上高を除く）の連結売上高に占める割合が10%を超えております。

主要な損益情報等
（1）売上高 516,676 百万円
（2）経常利益 6,513 百万円
（3）当期純利益 3,850 百万円
（4）純資産額 31,548 百万円
（5）総資産額 76,441 百万円

持分法適用関連会社

平成18年3月31日現在

会社名	住所	資本金又は出資金	事業の内容	議決権の所有割合	関係内容 役員の兼任等 当社役員	役員の兼任等 当社従業員	資金援助貸付金	営業上の取引	設備の賃貸借等
		百万円		%	名	名	百万円		
ニベア花王㈱	東京都中央区	200	家庭用製品	40.0	1	2	−	当社仕入商品の購入先及び当社製品の販売先	建物及び設備の賃貸
昭和興産㈱	東京都港区	百万円 550	工業用製品	20.8	−	−	−	当社仕入商品の購入先及び当社製品の販売先	なし
※1 ADM Kao LLC	アメリカ合衆国	千米ドル 57,000	家庭用製品	※2 50.0 [50.0]	−	1	−	−	なし
Kao (Malaysia) Sdn. Bhd.	マレーシア国	千マレーシアドル 16,000	家庭用製品	45.0	1	1	−	当社製品の販売先	なし

(注) ※1は、当連結会計年度において、連結子会社から関連会社になりました。
※2は、Kao Brands Company が所有しております。
3　議決権の所有割合の [ ] 内は、間接所有割合で内数であります。
4　上記以外に小規模な持分法適用関連会社が6社あり、持分法適用関連会社の数は合計10社となります。

その他の関係会社

該当ありません。

2. 経営方針

1. 会社の経営の基本方針

当社は、消費者・顧客の立場にたって、心をこめた“よきモノづくり”を行い、世界の人々の喜びと満足のある、豊かな生活文化の実現に貢献することを使命とします。この使命を達成するために、花王グループ全員の熱意と力を合わせ、清潔で美しくすこやかな暮らしに役立つ商品と、産業界の発展に寄与する工業用製品の分野において、消費者・顧客と共に感動を分かち合う価値ある商品とブランドを提供します。

そして、それぞれの市場で消費者・顧客を最もよく知る企業となることをグローバルにめざし、株主をはじめ全てのステークホルダーの支持と信頼を獲得するとともに、“利益ある成長”を基本として継続的に企業価値を高めていきます。

また、こうした企業活動の根底をなす企業理念として、花王独自の企業文化、企業精神のエッセンスを明示化した『花王ウェイ』を、花王グループ全員で共有・実践しています。さらに、「企業の社会的責任（コーポレート・ソーシャル・レスポンシビリティ：ＣＳＲ）」の視点に立って、高い倫理性に基づいた誠実な行動に努めると共に、環境保全や省資源にも配慮した活動を行って、社会の持続的な発展に寄与していきます。

2. 会社の利益配分に関する基本方針

今後の利益配分について、当社は、既存コア事業の拡大や新規事業の開拓などに必要な設備投資や買収など、将来の企業価値を高めるための投資や借入金などの有利子負債の返済を優先し、そのための内部留保を確保します。この内部留保したあとの余剰資金は、経営上の最重要項目のひとつである株主への配当政策として、還元することを重視します。また株主への安定的かつ継続的な利益還元も重要と考え、連結での配当性向を40%程度とすることを当期より新たな目標にしました。そして、１株当たり利益を年々増加させることにより、１株当たり配当金が継続的に増加するよう努めることを基本方針としております。この方針のもと、当期の期末配当金は、中間配当金と同様に前期に比べ６円増配の１株当たり25円とさせていただく予定です。この結果、年間配当金は前期に比べ12円増配の１株当たり50円、連結での配当性向は38.3%となります。

また、自己株式の取得については、成長のための設備投資計画や買収案件などの資金需要も勘案しながらも、資本効率の向上と長期的な視点での株主還元策として弾力的に考えていきます。なお、昨年６月の株主総会でご承認いただきました自己株式の取得（20百万株、取得総額500億円を限度）については、昨年７月の英国高級化粧品会社モルトン・ブラウン社の買収及び今年２月中旬までの株式会社カネボウ化粧品の株式及び同社が保有していた商標権などの知的財産権の取得に伴って資金需要が活発化したことにより、今年 1月２３日開催の取締役会でこれを実施しないことを決議し、公表しました。

3．投資単位の引き下げに関する考え方及び方針等

当社は、株式市場において適正な株価が形成されるためには、株式の十分な流動性と多くの投資家の市場への参加が必要であると考えています。一方、当社の株式の東京証券取引所における流動性の順位は、当期も比較的上位であったと認識しています。平成 18 年 3 月末の株主数は、約 4 万 4 千人、そのうち個人株主数は、約 4 万 2 千人と多くの皆様に保有していただいています。この様な状況のもと、投資単位の引き下げについては、市場の動向や要請、個人株主の動向、株券不発行制度の実施時期及び株主利益などの様々な視点から引き続き検討をしていきます。

4．目標とする経営指標

当社は、主な経営指標として「ＥＶＡ」を挙げており、投下資本のコストを考慮した「真の利益」を表す「ＥＶＡ」を継続的に増加させていくことが企業価値の増大につながり、株主だけでなく全てのステークホルダーの長期的な利益とも合致するものと考えています。そして「ＥＶＡを増加させること」を事業活動の目標としており、長期的な経営の方向、個別事業の評価、設備投資や買収などの評価、年度ごとの業績管理などにＥＶＡを活用しています。

5．中長期的な会社の経営戦略

家庭用製品事業、化粧品事業及び工業用製品事業をコア事業と位置づけ、研究開発を重視して消費者や顧客の立場にたった“よきモノづくり”を進め、これを通じて「お客さまと共に感動する会社」となることをめざしていきます。この方針のもと**「商品の高付加価値化による利益ある成長の達成」**を図っていくために、次の３つを最重点の事業目標として捉えて活動をしていきます。

① ビューティケアとヘルスケアの事業領域での成長の加速

高い成長性が期待でき、花王グループの強みを活かせる事業領域のビューティケアとヘルスケアを成長のドライバー役と位置づけ、経営資源を集中して投下していきます。さらには、既存のビューティケアの事業に加えて、当期に花王グループに新たに加わったモルトン・ブラウン社、株式会社カネボウ化粧品とともに、グローバルにビューティケア事業の発展・強化を図っていきます。

② 基盤事業であるファブリック＆ホームケア事業のさらなる強化・発展

ファブリック＆ホームケア事業では、より清潔に、より快適に、楽しく過ごしていただける商品の開発に努めるほか、高まりつつある消費者の衛生、安心、環境意識に焦点を合わせた、新市場創造型商品の開発にも努めていきます。

③ グローバルに特徴ある強い工業用製品事業への注力

工業用製品事業では、日本・アジア、米州、欧州の三極の各社が緊密に連携したグローバルな事業展開と国や地域の状況に合わせたローカル主導でのリージョナル最適の両立を図りながら、事業の拡大と強化に取り組んでいきます。

さらに、上記の３点の事業目標を達成するために以下の「仕事の仕組みの革新」にも注力していきます。

① 高付加価値商品を創る仕組みづくり

消費者の価値観の多様化やニーズの変化が進む中、新たな価値を提案する商品創りのための新しいマーケティング、商品開発の手法を開発し、その革新的な手法を事業部門の業務プロセスの中に移入することでスピードある事業展開を実践していきます。

② グローバルマネジメント体制の確立

グローバルに市場競争が激化する中、花王グループの全体最適の実現、経営資源の有効な活用、及び経営の意思決定のスピードアップを図るために、日本と各国の役割を明確にしたマネジメント体制の革新を図っていきます。

６．会社の対処すべき課題

市場の成熟化や原材料価格の上昇、そして店頭での販売価格の下落といった事業環境が厳しさを増している中で、当社の収益構造は大きく変化し、“利益ある成長”の達成が年々厳しくなってきています。

こうした中で当社は、「商品の高付加価値化による利益ある成長の達成」を図るために、基盤技術の強化やヘルスケアリサーチセンターの設立など、研究技術開発面での一層の充実によって、また、マーケティング環境の変化への対応として、ＭＫ開発センターや生活者研究センターの設立などを通して、より付加価値を高めた商品の開発や新規事業の開拓と早期育成も行っていきます。さらに“海外家庭用製品事業の成長の加速”という観点から、特に成長が著しいアジア各国での家庭用製品事業については、まず現地の消費者・市場の実態をよく知ることに努め、“消費者起点”、“現場主義”を基本として当社の総力を結集することで引き続き事業の建て直しに取り組んでいきます。さらに“工業用製品事業のグローバル展開の充実”という点では、グローバルに広がる顧客ニーズを的確に把握するとともに、将来の変化を予測し、より特徴のある強い工業用製品事業となるように注力していきます。

７．親会社等に関する事項

該当事項はありません。

３．経営成績及び財政状態

Ⅰ　経営成績

１．当期の概況

（億円）　（円）

	売上高	営業利益	経常利益	当期純利益	1株当たり当期純利益
平成18年3月期	9,712	1,201	1,219	711	130.58
平成17年3月期	9,368	1,213	1,253	721	131.16
伸長率	3.7%	Δ1.0%	Δ2.7%	Δ1.4%	Δ0.4%

（１）当期の業績全般の概況

当期の日本経済は、個人消費の緩やかな増加や、企業収益の改善及び設備投資の増加など、民間需要に支えられて回復しています。また、世界経済も、米国やアジアを中心に着実に回復しています。しかし、国内の消費者物価の上昇は、石油製品等が押し上げ要因であり、総合的には未だデフレは続いている状況です。このような環境の中で、当社グループは商品の高付加価値化を推進し、市場の活性化を図ってきました。

売上高は、前期より 343 億円増加し 9,712 億円（前期比＋3.7%）となりました。海外売上高の円安による換算為替差（＋65 億円）の影響を除いた実質的な伸長率は 3.0%でした。

国内事業の売り上げは 0.7%の伸びとなりました。家庭用製品では、市場競争の影響を受けて、緩やかながらも販売価格の低下が続きましたが、高付加価値新製品の発売及び積極的なマーケティング活動による育成で、売り上げを拡大しました。工業用製品では、注力製品の伸長により堅調に推移しました。

一方、海外事業の売り上げは、構造改革と日本との一体運営に取り組んでいるアジアの家庭用製品が回復傾向にあり、欧米家庭用製品と工業用製品は順調に推移し、13.6%の伸びとなりました。

売上原価は、前期の 4,048 億円から 5.7%増加し、4,277 億円となりました。売上原価率は、販売価格の低下や石油化学製品などの原料価格の上昇を、付加価値の高い新製品の上市や、コストダウン活動に注力しましたが、0.8 ポイント上昇して 44.0%となりました。

販売費及び一般管理費は、前期に比べて 3.1%、126 億円増加し、4,233 億円となりました。販売数量の伸びに伴う荷造発送費、新製品の上市や店頭での購買促進活動のための費用、およびカネボウ化粧品の商標権等知的財産権取得などによって減価償却費が増加しました。

以上の結果、**営業利益**は 12 億円減少し 1,201 億円（前期比Δ1.0%）となりました。上記カネボウ化粧品から取得した、商標権等の減価償却費の影響を除いた利益では増加しました。

営業外損益は、前期の 39 億円の収益（純額）から、18 億円の収益（純額）となりました。これは主に、為替差益の減少と、持分法による投資損益が、前期の投資利益から投資損失に転じたことによるものです。

この結果、**経常利益**は 1,219 億円（対前期Δ33 億円）となりました。

特別損益は、固定資産除売却損の他に、米国子会社での退職後医療給付過年度費用を計上したこともあり、50億円の損失（純額）となりました。その結果、**税金等調整前当期純利益**は1,169億円（対前期Δ27億円）となりました。

税効果会計適用後の法人税等の負担率が、海外子会社の税率差などにより前期の 39.4%から 38.2%に下がり、**当期純利益**は 711 億円（対前期Δ10 億円）となりました。**１株当たり当期純利益**は 130.58 円／株となり、前期の 131.16 円／株より 0.58 円減少しました。

期末配当金は、当初計画の利益がほぼ確保できたことから、予定通り 1 株当たり 6 円増配の 25 円とさせて

いただきます。

ＥＶＡは、成長のための投資活動や、投下資本の効率化などによって、着実に増加しています。導入初年度である2000年３月期のEVA額を100とすると当期は163となりました。

当期の在外子会社等の財務諸表項目（収益及び費用）の為替換算レートは110.95円／米ドル、137.31円／ユーロでした。

なお、本年１月末に株式取得したカネボウ化粧品については、決算日の差が３ヶ月あるため連結損益計算書への反映は次期からとなり、取得時の貸借対照表のみ連結しております。

（２）当期のセグメント別の概況

売上高は、家庭用製品事業では、国内が前期と比べて横ばいに推移しましたが、アジアは回復傾向にあり、欧米は順調に伸長しました。化粧品事業は、国内は横ばいに推移しましたが、英国プレステージブランドのモルトン・ブラウンが加わり、拡大しました。工業用製品事業は、全般的に景気の回復傾向の影響を受けたことに加え、注力分野の成長が重なってグローバルに順調に推移しました。

営業利益は、家庭用製品事業は原料高や国内での価格下落が続いていることにより横ばいに推移しました。化粧品事業は、カネボウ化粧品からの商標権等取得に伴う減価償却費の発生もあり減少しましたが、この影響を除けば増加となりました。また、工業用製品事業では、原料価格上昇の影響を受けましたが、売上数量の増加や注力製品が順調に伸長したことによって吸収し、特に海外で増加しました。

（事業別業績）　　（億円）

	売上高				営業利益		
	当期	前期	伸長率(%)	補正後＊	**当期**	前期	増減
家庭用製品	7,040	6,900	2.0	1.5	926	925	1
化粧品**	852	782	8.9	8.7	51	76	Δ25
工業用製品	2,088	1,969	6.0	4.7	220	206	13
小計	9,981	9,652			1,199	1,209	Δ10
消去	Δ269	Δ284			2	4	Δ1
連結計	9,712	9,368	3.7	3.0	1,201	1,213	Δ12

（所在地別業績）　　（億円）

	売上高				営業利益		
	当期	前期	伸長率(%)	補正後＊	**当期**	前期	増減
日　本	7,080	7,030	0.7	0.7	1,016	1,074	Δ 58
ア ジ ア	1,108	1,002	10.6	7.9	58	27	30
米　州	951	836	13.8	10.5	67	64	3
欧　州	1,094	938	16.7	14.4	75	45	29
小計	10,236	9,808			1,217	1,212	5
消去	Δ523	Δ439			Δ16	0	Δ 17
連結計	9,712	9,368	3.7	3.0	1,201	1,213	Δ 12

＊　売上高伸長率の「補正後」の値は、海外売り上げの為替レート変動による差異を補正した場合の伸長率

**　当期より「化粧品（ソフィーナ）」を「化粧品」に名称変更

【家庭用製品事業】

家庭用製品の売上高は、前期に対して2.0%増の7,040億円となりました。国内事業は前期に対して0.4%の増加となり、海外事業は米州を中心に増加しました。営業利益は、日本での販売価格の低下と世界的な原材料価格上昇の影響を受け、前期に対して1億円増加の926億円となりました。

① 日本

市場は、販売価格の下落傾向が緩やかながらも継続しており、主要製品の価格水準は前期に対して1ポイント程度下回る状況にあります。販売チャネルでは、ドラッグストアの伸長が続いています。こうした中で当社グループは、商品の高付加価値化による利益ある成長を目指して、基幹ブランドの一層の強化と新製品の発売、育成に努めました。また、マーケティングと販売が一体となったチェーンごと、エリアごとの活動を積極的に進め、市場の活性化を図りました。営業利益は販売価格の低下や、原材料価格の上昇などの圧迫要因があり、販売数量の増加、コストダウン活動や費用の効率化に努めましたが、減少しました。

(製品別売上高)　(億円)

	当期	前期	伸長率
パーソナルケア製品	1,878	1,806	4.0%
ハウスホールド製品	2,375	2,342	1.4%
サニタリーほか製品	1,136	1,220	Δ6.9%
計	5,390	5,369	0.4%

パーソナルケア製品の市場は、競争は厳しいものの、ヘアスタイリング剤など一部のカテゴリーでは、価格の下げ止まり傾向が現れてきています。

このような中、多様化する消費者ニーズに応えるため、シャンプー・リンスのカテゴリーでは、プレミアムブランド「アジエンス」を改良し、さらに新しいトリートメント製品を加えて、売り上げを伸長させました。フェイスケアのカテゴリーでは、マシュマロのような弾力感ある泡が出てくる洗顔料「ビオレ　マシュマロホイップ」を発売しました。「ビオレu」は、発売2年目のハンドソープが大きく伸長するとともに、改良した全身洗浄料「さらさら素肌」と「うるおいしっとり肌」が消費者の高い支持を得て、売り上げを伸ばしました。

以上の結果、パーソナルケア製品の売り上げは前期と比べて4.0%上回りました。

主な新製品　ビオレ　マシュマロホイップ
ビオレu　エンジェルローズの香り
ブローネ　シャイニングヘアカラー

ハウスホールド製品の市場は、激しい市場価格競争が続いており、依然としてデフレ環境下にあります。

このような中、当社グループは基幹ブランドの高付加価値化に取り組みました。衣料用洗剤では、防臭効果を高めた「液体アタック」の改良や、柔軟効果がある「ふんわりニュービーズ」の新発売などもあり、売り上げは伸長しました。食器用洗剤では、「ファミリー　キュキュット」に天然系クエン酸を高濃度に配合した新製品や、自動食器洗い乾燥機専用品を発売し、売り上げを拡大させました。また緑茶の茶葉から取り出した消臭成分を配合した衣料用消臭剤「リセッシュ」や、手軽に床のワックスがけが出来るフロアワックス剤「クイックルワイパー　ワックスコートシート」を新発売し、消費者に支持され市場の拡大とともに好調に推移しました。

以上の結果、ハウスホールド製品の売り上げは前期と比べて1.4%上回りました。

主な新製品　　　バスマジックリン　消臭プラス
ハミングフレア　リラックスハーブの香り

サニタリーほか製品のうちサニタリー製品では、生理用品において肌ストレスを緩和する「ロリエ　エフ」が、着実に消費者の支持を得ており、パンティライナーにも拡大して、売り上げを伸ばしました。また、ベビー用 紙おむつにおいて、基本性能の向上と、ブランド価値の増大を図るため、引き続き製品を改良しました。その結果、売り上げは前年を上回りました。大人用 紙おむつ「リリーフ」も市場の拡大とともに、売り上げを伸長させています。

ヘルスケア製品では、消費者の健康意識の高まりを受けて、継続使用者の拡大に努めてきました。健康機能油の市場を創りあげた「エコナ」関連製品は、市場での競争が激化しました。また、お茶飲料「ヘルシア」は、一時期のカテキンブームが沈静化し、継続飲用者に集約化された結果、売り上げは減少しました。また、ヘルスケアの研究成果から、肩こり・腰痛などの患部の血のめぐりを良くする蒸気温熱シート「めぐりズム」を発売し、好評を博しました。

以上の結果、サニタリーほか製品の売り上げは前期と比べて6.9%下回りました。

主な新製品　　　ロリエ　エフ　パンティライナー
めぐりズム　蒸気温熱パワー

② アジア

アジアの市場では、消費者ニーズが変化し、グローバル流通チェーンの進出も続いており、構造が大きく変化しています。また競合各社との激しい競争も続いています。このような環境の中で当社グループは、日本を含めたアジア一体運営の構築に向けて取り組みを進めています。ここ数年構造改革に取り組んだ中国では、その成果が現れつつあり、売り上げは伸長しました。昨年秋には、日本と現地とのマーケティング活動や販売活動の連携のもと、ヘアケアブランド「アジエンス」を台湾、香港で新発売し、売り上げを伸ばしました。なお、タイの新工場は、当期中に工事を完了し稼動しました。

以上の結果、売り上げは前期と比べ6.9%増加の、571億円となりました。

③ 欧米

当社グループは、欧米市場ではパーソナルケア製品事業に特化し、商品の高付加価値化を図ってきました。米国の花王ブランズ社では、スキンケアブランド「ジャーゲンズ」に、高い保湿機能に加え、健康的な小麦色へと肌色を徐々に変える「ナチュラル・グロー」を新発売し、売り上げを大幅に伸ばしました。ヘアケアでは、「ジョン・フリーダ」で美しい赤い髪を守る「ラディアント・レッド」を新発売し、順調に推移しました。また花王プロフェッショナル・サロン・サービシーズ社では、新しいトレンドを包含したヘアカラーの新製品や、新スタイリングラインの提案を行い売り上げを伸ばしました。以上の結果、当期の売り上げは前期と比べて8.1%増加し、1,153億円となりました。

【化粧品事業】

消費者の価値観や美意識、流通チャネルの変化が進む中、当社グループはそれらに対応した商品力・販売力の強化に取り組みました。国内市場において、百貨店では「エスト」ブランド、総合スーパーやドラッグストアチャネルでは「アルブラン」ブランドの、商品とカウンセリングをさらに充実、強化する活動を行ってまいりました。「ソフィーナ」ブランドでは、スキンケア品の「ライズ」や「バイタルリッチ」、ファンデーションの「ファインフィット」などの改良を行いました。また昨年7月に当社グループに加わったモルトン・ブラウンは、事業の拡大に貢献しました。

以上の結果、売上高は852億円（前期比＋8.9%）となりました。営業利益は、カネボウ化粧品の商標権等の知的財産権を、親会社である当社で取得し償却を開始しましたので、前期に対して25億円減少の51億円となりました。

主な新製品　　エスト　ホワイトニングエステ
　　　　　　　アルブラン　薬用ブライトクリエイトマッサージ
　　　　　　　薬用ホワイトニング　メモリーホワイト

【工業用製品事業】

国内においては、企業収益の改善や設備投資の増加が見られるなど、景気は引き続き回復基調ではありますが、原油価格の高止まりによるコストアップが世界経済に大きなインパクトを与えています。このような中で、コア分野である油脂、機能材料及びスペシャルティケミカルズで事業拡大に努めました。その結果、売上高は2,088億円（前期比＋6.0%、為替変動の影響を除く実質伸長率＋4.7%）となりました。一方、営業利益は石油化学原料上昇の影響を受けましたが、高付加価値製品の販売数量増加やコストダウン活動により、前期を13億円上回る220億円となりました。

① 日本

国内では、油脂事業や機能材料事業で、既存品が伸び悩みましたが、顧客に密着して高付加価値を提案しているスペシャルティケミカルズ事業は、当期も順調に伸長しました。特にハードディスク用の研磨剤がパソコン市場の伸長を受けて大きく拡大し、またトナー・トナーバインダーや、インクジェットプリンターインク用色材などの製品も、特長が顧客の評価を得て、伸長しました。以上の結果、売上高は1,145億円となり、前期を2.7%上回りました。

② アジア

マレーシア及びフィリピンで製造している油脂アルコール製品は、製品の安定供給と当社の独自技術による品質の高さが評価され、またグローバルに拡売に努めた結果、売り上げを増加させました。タイでは新工場への移転に伴い、生産設備を再構築しつつ、アセアン諸国の界面活性剤の需要増加に対応して順調に推移しました。以上の結果、売上高は535億円となり、前期を13.5%上回りました。

③ 欧米

米国で能力増強投資を行ったトナー・トナーバインダー事業は、日本、米国及び欧州の三極でのグローバルな事業運営体制を一層強化し、好調に推移しました。ドイツでは、コンクリート用高性能減水剤が製品の特長が評価され、売り上げを伸ばしました。以上の結果、売上高は721億円となり、前期と比べて12.7%増加しました。

２．次期の見通し

(億円)　(円)

	売上高	営業利益	経常利益	当期純利益	1株当たり当期純利益
平成19年3月期	12,100	1,200	1,180	720	132.12
平成18年3月期	9,712	1,201	1,219	711	130.58
伸 長 率	24.6%	Δ 0.1%	Δ 3.2%	1.2%	1.2%

（１）次期の業績全般の見通し

国内経済は企業収益が改善し、設備投資が増加しており、民間需要主導の景気回復が続くものと見込まれています。しかしながら、雇用情勢や個人消費の動向は、回復基調にありながらも厳しさが残り、消費者物価も石油関連製品を中心に上昇が見込まれます。また、世界経済は米国やアジアを中心として堅調に推移しておりますが、なお不透明感の残る状況が続くものと思われます。

当業界においては、国内の需要は全般的に数量は伸びず、緩やかながらも販売価格の下落が止まらない、厳しい市場競争が続くものと予想されます。海外は、市場は成長するものの競争環境は引き続き激化するものと予想されます。

このような中で当社グループは、商品の高付加価値化による利益ある成長をめざしてまいります。特に高い成長性が期待できる、家庭用製品の一部や化粧品というビューティーケアと、ヘルスケアの事業領域に注力していきます。**家庭用製品事業**においては、モノづくりの原点である商品開発力を強化し、また基幹ブランドの強化のために、経営資源を集中して積極的なマーケティングと販売活動を行っていきます。これにより国内市場での競争力強化を図るとともに、売り上げの伸長をめざします。成長市場であるアジアでは、日本を含めたアジア一体運営のもとに、商品の開発から販売にいたるまでのあらゆる部門が一体となり、グループの総合力を発揮させていきます。また、一層高いレベルの効率化を図るため、アジア地域を対象としたサプライチェーン・マネジメントの構築をめざします。欧米の家庭用製品では、花王ブランズ社で「ジョン・フリーダ」はじめ多くのプレミアムブランドを育成していきます。**化粧品事業**は、流通チャネルの変化に対応するとともに、当社グループに新たに加わったカネボウ化粧品やモルトン・ブラウンとシナジーを発揮し、特長ある新製品の発売などによる一層のブランド価値の向上に努めます。**工業用製品事業**については、油脂、機能材料、スペシャルティケミカルズの事業において、各事業の特徴を活かした運営に努めます。また当社グループの特長ある製品について、市場動向を的確に予測した積極的な設備投資を行い、グローバルに事業の拡大を図ってまいります。

以上により、**売上高**は当期より2,387億円増加の12,100億円（伸長率+24.6%）を予定します。一方、**営業利益**は、カネボウ化粧品が加わるものの、販売価格下落の継続、原材料価格の高止まり、またカネボウ化粧品の株式取得による連結調整勘定償却費の負担が発生することなどにより、1,200億円（伸長率Δ0.1%）、**経常利益**は、金融機関からの借り入れなど資金調達の影響により、金融費用が増加しますので1,180億円（伸長率Δ3.2%）を予定します。**当期純利益**は、特別損益での改善を見込んでおり、720億円（伸長率+1.2%）を予定します。

また、**配当金**は予想利益の達成を勘案して年２円増配の１株当たり52円とさせていただく予定です。

ＥＶＡは、事業拡大によりNOPAT（税引後営業利益）は増加するものの、カネボウ化粧品が加わったことなどによる投下資本のコスト負担増の影響が大きく、来期は減少しますが、継続的に利益の増加や資本効率の改善に努めていきます。

（２）次期の業績見通しの前提条件

以上の業績見通しの他、主要な為替レートは、117 円／米ドル、140 円／ユーロとしています。

Ⅱ　財政状態

１．当期の概況

（連結財政状態）（億円）

	当期	前期	増減
総資産	12,205	6,889	5,315
株主資本	5,096	4,482	614
株主資本比率	41.8%	65.1%	
1株当たり株主資本	935.11円	821.47円	113.64円

（連結キャッシュ・フローの状況）（億円）

	当期	前期	増減
営業活動によるキャッシュ・フロー	1,172	1,095	77
投資活動によるキャッシュ・フロー	Δ4,795	Δ544	Δ4,251
財務活動によるキャッシュ・フロー	3,567	Δ906	4,473
換算差額	27	Δ12	39
現金及び現金同等物の増減額	Δ27	Δ367	339
現金及び現金同等物の期首残高	704	1,071	Δ367
新規連結子会社に伴う現金及び現金同等物の増加高	7	0	7
連結除外に伴う現金及び現金同等物の減少額	Δ8	-	Δ8
現金及び現金同等物の期末残高	675	704	Δ28
借入金・社債期末残高	4,080	227	3,852

総資産は、前期末に比べ 5,315 億円増加して、12,205 億円となりました。カネボウ化粧品の株式取得に伴い、連結調整勘定が 2,107 億円発生し、商標権等の知的財産権の取得を含め無形固定資産が増加するとともに、取得時点のカネボウ化粧品の資産が連結貸借対照表に連結されております。その総額は 5,096 億円であります。その他にモルトン・ブラウンが新たに加わったことや、原材料価格の上昇などによってたな卸資産が増加しました。また、国内外の新製品対応等の設備投資が償却費を上回り、有形固定資産も増加しました。

負債は、前期末に比べ 4,686 億円増加して、7,019 億円となりました。カネボウ化粧品の負債は 801 億円が、連結貸借対照表に連結されました。また上記カネボウ化粧品の株式および知的財産権の取得を手元資金と銀行等からの借入で賄ったことなどにより、借入金・社債の期末残高は 3,852 億円増加し 4,080 億円となりました。

少数株主持分は、前期末に比べ 14 億円増加し、89 億円となりました。

株主資本は、前期末に比べ 614 億円増加し、5,096 億円となりました。主な増加は、当期純利益 711 億円及び転換社債の株式への転換による 25 億円であり、主な減少は、配当金の支払い 239 億円、自己株式の取得 60 億円であります。以上の結果、株主資本比率は、前期末の 65.1%から 41.8%に減少しました。

営業活動によって得られたキャッシュ・フローは、前期と比較して77億円増加し、1,172億円となりました。当期においては、税金等調整前当期純利益は1,169億円、減価償却費は607億円となり、一方、法人税等の支払額は426億円となりました。また、企業年金基金への拠出の増額により退職給付引当金が66億円減少し、

前払年金費用は84億円増加しました。

投資活動に使用されたキャッシュ・フローは、前期と比較して4,251億円増加し、4,795億円となりました。これは主に、設備投資など有形固定資産の取得による支出495億円の他に、カネボウ化粧品の株式および知的財産権の取得4,089億円並びにモルトン・ブラウンの株式取得320億円によるものです。一方、有価証券及び投資有価証券の償還及び売却による収入は183億円であります。

財務活動によるキャッシュ・フローは、前期906億円の支出から、当期は3,567億円の収入となりました。これは主に、カネボウ化粧品の株式等の取得資金としての借入で、短期借入金の純増や長期借入による収入が3,869億円となったこと、一方、少数株主を含めた配当金の支払いが245億円であったことによります。

以上の結果、現金及び現金同等物の当期末残高は、前期末に比べて28億円減少し、675億円となりました。

2．次期の見通し

営業活動によって得られるキャッシュ・フローは、当期に比べ増加を見込んでおります。税金等調整前当期純利益は、カネボウ化粧品を連結することにより、連結調整勘定の償却費が発生し当期より若干減少と予想しておりますが、同時に商標権等の償却費を含め減価償却費が約 870 億円と大幅に増加する見込です。

投資活動に使用されるキャッシュ・フローは、カネボウ化粧品の株式取得等があった当期と比較すると大幅に減少する見込みです。国内外で能力増強や合理化などの設備投資を含め、資本的支出として約 600 億円を予定しております。

財務活動に使用されるキャッシュ・フローでは、カネボウ化粧品の株式等を取得するために借り入れた資金を、今後計画的に返済してまいります。また、配当金の支払額は、当期より約 40 億円増加する予定です。なお、借入金・社債の期末残高は、3,600 億円程度になる予定です。

以上の結果、次期の現金及び現金同等物の期末残高は、当期末と比べてほぼ横ばいの 700 億円程度を予想しております。

3．キャッシュ・フロー指標のトレンド

	第96期 平成14年3月期	第97期 平成15年3月期	第98期 平成16年3月期	第99期 平成17年3月期	第100期 平成18年3月期
株主資本比率（%）	59.5	57.9	59.1	65.1	41.8
時価ベースの株主資本比率（%）	186.0	186.0	179.8	195.2	138.4
債務償還年数（年）	0.5	0.4	0.5	0.3	3.6
インタレスト・カバレッジ・レシオ	72.2	85.8	91.3	120.1	82.1

（注）　株主資本比率：株主資本／総資産
時価ベースの株主資本比率：株式時価総額／総資産
債務償還年数：有利子負債／営業キャッシュ・フロー
インタレスト・カバレッジ・レシオ：営業キャッシュ・フロー／利払い

*各指標は、いずれも連結ベースの財務数値により算出しております。
*株式時価総額は、期末株価終値×期末発行済株式数（自己株式控除後）により算出しております。
*営業キャッシュ・フローは連結キャッシュ・フロー計算書の営業活動によるキャッシュ・フローを使用しております。有利子負債は、連結貸借対照表に計上されている負債のうち利子を支払っている全ての負債を対象としております。また、利払いについては、連結キャッシュ・フロー計算書の利息の支払額を使用しております。

Ⅲ　事業等のリスク

企業が事業を遂行している限り、さまざまなリスクが伴います。当社グループにおいては、これらのリスクの発生を防止、分散、あるいはリスクヘッジすることによりリスクの合理的な軽減を図っております。しかし、予想を超える事態が生じた場合には、当社グループの経営成績及び財政状態に重大な影響を及ぼす可能性があります。なお、文中における将来に関する事項は、本決算発表日（平成 18 年4月 24 日）現在において当社が判断したものであります。

例えば、（1）品質管理につきましては、当社グループは顧客の視点に立ち、関連法規の遵守並びに国際的に認知されている品質管理基準に従って設計、製造を行っております。発売前の開発段階では、徹底的に安全性に関しての試験、調査研究を行い、品質的に優れたものであることを確認しております。また発売後には、消費者相談窓口を通じて、商品への意見、要望などをくみ上げ、さらなる品質向上に努めております。しかしながら、予想を超える重大な品質トラブルが発生した場合には、当該ブランドの問題だけではなく、当社グループの商品全体の評価にも重大な影響を与え、売り上げの低下によって、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

また、（2）大規模地震の発生につきましては、日本各地で発生する可能性が高いと言われております。当社グループは、全ての生産工場を対象に耐震診断を実施し、耐震補強工事の実施など、強化を図っております。しかしながら、大規模地震が発生した場合には、これらの対策を実施したにもかかわらず、原材料の確保、生産の継続、商品の市場への供給などに支障をきたし、当社グループの経営成績及び財政状態に重大な影響を及ぼす可能性があります。

さらに、（3）輸出入の貿易取引と配当金などの貿易外取引を含めた外国通貨建ての取引については為替相場の変動による影響を受けますが、外貨預金口座を通じての決済、為替予約取引や通貨スワップ取引などにより為替変動リスクをヘッジすることにしており、経営成績に与える影響を軽減しております。なお、投機的なデリバティブ取引は行っておりません。しかしながら、在外連結子会社の売り上げ、費用、資産を含む現地通貨建ての項目は、連結財務諸表の作成において円換算するため、換算時の為替レートが予想を超えて大幅に変動した場合には、円換算後の価値も大幅に変動し、当社グループの経営成績及び財政状態が影響を受けます。

本資料には、平成 18 年 4 月 24 日現在の将来に関する前提・見通し・計画に基づく予測が含まれています。世界経済・競合状況・為替・金利の変動等にかかわるリスクや不確定要因により実際の業績が記載の予測と大幅に異なる可能性があることをご承知おき下さい。

４．連結財務諸表等

（１）連結貸借対照表

（単位：百万円）

科目 ＼ 期別	前連結会計年度（平成17年3月31日現在） 金額	構成比	当連結会計年度（平成18年3月31日現在） 金額	構成比	増減（△印減） 金額
（資産の部）		%		%	
Ⅰ 流動資産	289,180	42.0	364,613	29.9	75,433
現金及び預金	32,026		47,384		15,357
受取手形及び売掛金	103,586		129,120		25,534
有価証券	40,383		20,189		△ 20,193
たな卸資産	81,781		105,853		24,072
繰延税金資産	14,559		19,479		4,920
その他	18,985		44,781		25,796
貸倒引当金	△ 2,141		△ 2,196		△ 54
Ⅱ 固定資産	399,662	58.0	855,872	70.1	456,210
1．有形固定資産	260,223	37.8	282,796	23.1	22,573
建物及び構築物	89,916		95,097		5,181
機械装置及び運搬具	80,144		90,520		10,376
工具、器具及び備品	9,239		12,487		3,248
土地	62,523		67,111		4,588
建設仮勘定	18,400		17,578		△ 822
2．無形固定資産	86,222	12.5	466,221	38.2	379,998
営業権	26,010		56,446		30,436
商標権	44,348		156,241		111,892
連結調整勘定	-		210,706		210,706
その他	15,863		42,827		26,964
3．投資その他の資産	53,217	7.7	106,854	8.8	53,637
投資有価証券	22,437		16,494		△ 5,942
長期貸付金	275		293		18
繰延税金資産	16,924		56,212		39,287
その他	13,788		34,136		20,347
貸倒引当金	△ 209		△ 283		△ 73
Ⅲ 繰延資産	130	0.0	77	0.0	△ 52
資産合計	688,973	100.0	1,220,564	100.0	531,590

(単位：百万円)

科目 ＼ 期別	前連結会計年度 (平成17年3月31日現在)		当連結会計年度 (平成18年3月31日現在)		増減 (△印減)
	金額	構成比	金額	構成比	金額
（負債の部）		%		%	
Ⅰ 流動負債	211,541	30.7	436,193	35.7	224,651
支払手形及び買掛金	70,993		96,507		25,513
短期借入金	18,604		166,759		148,155
一年以内に償還予定の転換社債	2,596		-		△ 2,596
一年以内に返済予定の長期借入金	91		22,699		22,607
未払金	19,139		27,478		8,339
未払費用	63,233		75,951		12,717
未払法人税等	19,665		17,510		△ 2,154
その他	17,217		29,286		12,069
Ⅱ 固定負債	21,768	3.1	265,790	21.8	244,021
長期借入金	1,426		218,545		217,118
退職給付引当金	10,211		29,439		19,227
役員退職慰労引当金	180		180		-
その他	9,950		17,625		7,675
負債合計	233,310	33.8	701,983	57.5	468,673
（少数株主持分）					
少数株主持分	7,413	1.1	8,903	0.7	1,489
（資本の部）					
Ⅰ 資本金	85,424	12.4	85,424	7.0	-
Ⅱ 資本剰余金	109,561	15.9	109,561	9.0	-
Ⅲ 利益剰余金	299,345	43.5	345,941	28.3	46,595
Ⅳ その他有価証券評価差額金	3,533	0.5	5,860	0.5	2,326
Ⅴ 為替換算調整勘定	△ 39,765	△5.8	△ 26,944	△2.2	12,820
Ⅵ 自己株式	△ 9,850	△1.4	△ 10,165	△0.8	△ 315
資本合計	448,249	65.1	509,676	41.8	61,427
負債、少数株主持分及び資本合計	688,973	100.0	1,220,564	100.0	531,590

（2）連結損益計算書

（単位：百万円）

科目 ＼ 期別	前連結会計年度（自 平成16年4月 1日 至 平成17年3月31日）		当連結会計年度（自 平成17年4月 1日 至 平成18年3月31日）		増減（△印減）	
	金額	百分比	金額	百分比	金額	増減率
		%		%		%
Ⅰ 売上高	936,851	100.0	971,230	100.0	34,378	3.7
Ⅱ 売上原価	404,803	43.2	427,734	44.0	22,930	5.7
売上総利益	532,047	56.8	543,496	56.0	11,448	2.2
Ⅲ 販売費及び一般管理費	410,668	43.8	423,361	43.6	12,692	3.1
営業利益	121,379	13.0	120,134	12.4	△ 1,244	△1.0
Ⅳ 営業外収益	5,709	0.6	4,528	0.5	△ 1,180	△20.7
受取利息	701		1,161		459	
受取配当金	201		93		△ 107	
持分法による投資利益	1,216		－		△ 1,216	
為替差益	591		13		△ 577	
その他	2,997		3,260		262	
Ⅴ 営業外費用	1,743	0.2	2,706	0.3	963	55.3
支払利息	933		1,396		463	
持分法による投資損失	－		593		593	
その他	809		716		△ 93	
経常利益	125,345	13.4	121,956	12.6	△ 3,388	△2.7
Ⅵ 特別利益	1,613	0.2	1,663	0.1	49	3.1
固定資産売却益	353		241		△ 112	
投資有価証券売却益	1,183		1,202		18	
その他	76		219		143	
Ⅶ 特別損失	7,305	0.8	6,711	0.7	△ 593	△8.1
固定資産除売却損	4,043		2,561		△ 1,481	
米国子会社退職後医療給付過年度費用	－		2,326		2,326	
関係会社出資金譲渡損	－		880		880	
減損損失	2,508		233		△ 2,275	
その他	753		709		△ 43	
税金等調整前当期純利益	119,653	12.8	116,908	12.0	△ 2,744	△2.3
法人税、住民税及び事業税	42,845	4.6	38,695	4.0	△ 4,150	△9.7
法人税等調整額	4,272	0.5	5,971	0.6	1,699	39.8
少数株主利益（減算）	355	0.0	1,101	0.1	746	210.2
当期純利益	72,180	7.7	71,140	7.3	△ 1,039	△1.4

（３）連結剰余金計算書

（単位：百万円）

科目 ＼ 期別	前連結会計年度（自 平成16年4月1日 至 平成17年3月31日）金額	当連結会計年度（自 平成17年4月1日 至 平成18年3月31日）金額
（資本剰余金の部）		
Ⅰ 資本剰余金期首残高	108,888	109,561
Ⅱ 資本剰余金増加高	672	－
株式交換による増加高	672	－
Ⅲ 資本剰余金期末残高	109,561	109,561
（利益剰余金の部）		
Ⅰ 利益剰余金期首残高	399,889	299,345
Ⅱ 利益剰余金増加高	72,222	72,987
当期純利益	72,180	71,140
連結会社等の増加による増加高	42	1,847
Ⅲ 利益剰余金減少高	172,766	26,392
配当金	19,269	23,955
役員賞与	122	91
自己株式消却額	127,775	－
自己株式処分差損	25,598	2,345
Ⅳ 利益剰余金期末残高	299,345	345,941

（4）連結キャッシュ・フロー計算書

（単位：百万円）

科目 ＼ 期別	前連結会計年度（自 平成16年4月 1日 至 平成17年3月31日）金額	当連結会計年度（自 平成17年4月 1日 至 平成18年3月31日）金額
Ⅰ 営業活動によるキャッシュ・フロー		
税金等調整前当期純利益	119,653	116,908
減価償却費	56,793	60,758
減損損失	2,508	233
固定資産除売却損益（利益：△）	3,689	2,320
受取利息及び受取配当金	△ 903	△ 1,254
支払利息	933	1,396
為替差損益（差益：△）	△ 239	494
持分法による投資損益（利益：△）	△ 1,216	593
売上債権の増減額（増加：△）	△ 5,922	618
たな卸資産の増減額（増加：△）	△ 9,781	△ 4,592
前払年金費用の増減額（増加：△）	△ 658	△ 8,467
仕入債務の増減額（減少：△）	2,636	△ 1,759
退職給付引当金の増減額（減少：△）	△ 13,009	△ 6,614
その他	△ 3,337	△ 2,658
小計	151,146	157,976
利息及び配当金の受取額	1,956	3,379
利息の支払額	△ 912	△ 1,428
法人税等の支払額	△ 42,623	△ 42,634
営業活動によるキャッシュ・フロー	109,567	117,292
Ⅱ 投資活動によるキャッシュ・フロー		
有価証券の取得による支出	△ 11,999	△ 2,999
有価証券の償還による収入	9,171	8,999
有形固定資産の取得による支出	△ 50,771	△ 49,528
有形固定資産の売却による収入	2,434	1,482
無形固定資産の取得による支出	△ 3,979	△ 151,660
投資有価証券の取得による支出	△ 26	△ 36
投資有価証券の償還及び売却による収入	1,691	9,300
新規連結子会社の株式取得等に伴う支出	-	△ 293,034
長期貸付による支出	△ 1,131	△ 897
その他資産増減額（増加：△）	201	△ 1,160
投資活動によるキャッシュ・フロー	△ 54,407	△ 479,535
Ⅲ 財務活動によるキャッシュ・フロー		
短期借入金の純増減額（減少：△）	402	146,683
長期借入による収入	78	240,245
長期借入金の返済による支出	△ 172	△ 547
少数株主の増資引受による収入	837	-
自己株式の取得による支出	△ 71,632	△ 6,056
配当金の支払額	△ 19,259	△ 23,980
少数株主への配当金の支払額	△ 1,332	△ 592
その他	420	970
財務活動によるキャッシュ・フロー	△ 90,657	356,721
Ⅳ 現金及び現金同等物に係る換算差額	△ 1,246	2,727
Ⅴ 現金及び現金同等物の増減額（減少：△）	△ 36,742	△ 2,794
Ⅵ 現金及び現金同等物の期首残高	107,151	70,409
Ⅶ 新規連結に伴う現金及び現金同等物の増加高	0	760
Ⅷ 連結除外に伴う現金及び現金同等物の減少額	-	△ 848
Ⅸ 現金及び現金同等物の期末残高	70,409	67,527

連結財務諸表作成のための基本となる重要な事項

1．連結の範囲

連結子会社…………103社（新規32社、除外6社）

主要会社名：「1．企業集団の状況」の「関係会社の状況」に記載しております。

（新　　規）・当連結会計年度において新たに株式を取得した子会社27社

Molton Brown Limitedおよびそのグループ会社8社、

（株）カネボウ化粧品およびそのグループ会社17社

ただし、（株）カネボウ化粧品およびそのグループ会社17社については、本年1月31日に株式を取得しましたが、決算日の差が3ヶ月あるため当連結会計年度においては取得時の貸借対照表のみ連結しております。

・当連結会計年度において新たに設立した子会社3社

Kao Prestige Limited、KMS Global Marketing LLC、KPSS France S.A.R.L

・前連結会計年度において新たに設立した子会社2社

花王（中国）研究開発中心有限公司、Kao Brands Australia Pty Limited

（除　　外）・当連結会計年度において関連会社になったため持分法適用会社に含めた1社

ADM Kao LLC

・事業再編により吸収合併された2社

Goldwell Cosmetics (USA) Inc.、Goldwell/KMS West LLC、

・当連結会計年度において清算された3社

Guhl Ikebana AG、Guhl Ikebana Kosmetika Ges.m.b.H.、KMS Research LLC

非連結子会社………14社

主要会社名：花王ロジスティクス（株）、花王システム物流（株）、
花王マーチャンダイジングサービス（株）

なお、非連結子会社14社の合計の総資産、売上高、当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等は、いずれも少額であり、連結財務諸表に及ぼす影響は軽微であります。

2．持分法の適用

持分法適用非連結子会社……………………12社（新規9社、除外0社）

主要会社名：花王ロジスティクス（株）、花王システム物流（株）、
花王マーチャンダイジングサービス（株）

（新　　規）・当連結会計年度において重要性が増したことにより持分法適用会社に含めた7社

花王システム物流（株）、花王マーチャンダイジングサービス（株）他5社

・当連結会計年度において新たに株式を取得した1社

（株）ＫＣロジスティクス

・当連結会計年度において新たに設立した1社

花王ピオニー（株）

持分法適用関連会社…………………………10社（新規4社、除外1社）

主要会社名：昭和興産（株）、ニベア花王（株）、Kao (Malaysia) Sdn. Bhd.

（新　　規）・当連結会計年度において重要性が増したことにより持分法適用会社に含めた3社

昭和興産（株）、水島可塑剤（株）、人事サービス・コンサルティング（株）

・当連結会計年度において関連会社になったため持分法適用会社に含めた1社

ADM Kao LLC

（除　　外）・当連結会計年度において持分比率が減少した1社

杭州伝化花王有限公司

持分法を適用していない非連結子会社……2社

主要会社名：Kao(S)2003 Private Limited、Kanebo Cosmetics U.K. Ltd.

持分法を適用していない関連会社…………2社

主要会社名：Kao Trading (Malaysia) Sdn. Bhd.、Chia Lih Pau Chemical Co., Ltd.

なお、持分法を適用していない非連結子会社2社及び関連会社2社の合計の当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等は、いずれも少額であり、連結財務諸表に及ぼす影響は軽微であります。

3．連結子会社の事業年度等

連結子会社のうち、花王販売（株）、花王化粧品販売（株）、愛媛サニタリープロダクツ（株）、花王クエーカー（株）、花王プロフェッショナル・サービス（株）以外の子会社の決算日は12月31日であり、連結決算日との差は3ヶ月以内であるため、当該連結子会社の事業年度に係る財務諸表を基礎として連結を行っております。ただし、連結決算日との間に生じた重要な取引については、連結上必要な調整を行っております。

4．会計処理基準

（イ）重要な資産の評価基準及び評価方法

①有価証券

満期保有目的の債券……償却原価法（定額法）

その他有価証券

時価のあるもの……決算日の市場価格等に基づく時価法
（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定）

時価のないもの……主として移動平均法による原価法

②デリバティブ………………時価法

③たな卸資産…………………主として総平均法による低価法

（ロ）重要な減価償却資産の減価償却の方法

有形固定資産……当社及び国内連結子会社は主として定率法を採用し、在外連結子会社は主として定額法を採用しております。

なお、主な耐用年数は以下のとおりであります。

建物・・・・・・・・・・・・・21～35年

機械及び装置・・・・・7年、9年

また、経済的陳腐化が予測されるものについては、経済的耐用年数を見積り、計画的かつ規則的に償却しております。

無形固定資産……定額法を採用しております。

なお、主な耐用年数は以下のとおりであります。

営業権・・・・・・・・・・・・・・・・・・・・・ 15年、20年

商標権・・・・・・・・・・・・・・・・・・・・・ 10年

自社利用のソフトウェア・・・・・ 5年

（ハ）重要な引当金の計上基準

①貸倒引当金

当社及び国内連結子会社は、売上債権、貸付金等の貸倒損失に備えるため、一般債権については貸倒実績率による計算額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。また、在外連結子会社は、主として特定の債権について回収不能見込額を計上しております。

②退職給付引当金

当社及び主要な連結子会社においては、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき計上しております。

会計基準変更時差異については、15年による均等額を費用処理しております。

過去勤務債務は、主としてその発生時の従業員の平均残存勤務期間以内の一定の年数（15年）による定額法により費用処理しております。

数理計算上の差異は、主として各連結会計年度の発生時における従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により、それぞれ発生連結会計年度から費用処理しております。

なお、当連結会計年度末において認識すべき年金資産が、退職給付債務から数理計算上の差異等を控除した額を超過する場合には、前払年金費用として投資その他の資産の「その他」に含めて計上しております。

③役員退職慰労引当金

役員の退職慰労金の支給に備えるため、当社内規に基づく要支給見積額を計上しておりましたが、平成 13 年 7 月以降新規の引当計上を停止しております。従いまして、当連結会計年度末の残高は、現任取締役が平成 13 年 6 月以前に就任していた期間に応じて引当計上した額であります。

（ニ）重要な外貨建の資産又は負債の本邦通貨への換算の基準

外貨建金銭債権債務は、連結決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。

なお、在外子会社等の資産及び負債は、決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び資本の部における為替換算調整勘定に含めて計上しております。

（ホ）重要なリース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、主として通常の賃貸借取引に係る方法に準じた会計処理によっております。

（ヘ）重要なヘッジ会計の方法

①ヘッジ会計の方法

主として繰延ヘッジ処理を採用しております。

なお、為替予約及び通貨スワップについては振当処理の要件を満たしている場合は振当処理を、金利スワップについては特例処理の要件を満たしている場合は特例処理を採用しております。

②ヘッジ手段とヘッジ対象

ヘッジ手段	ヘッジ対象
為替予約	外貨建貸付金及び外貨建予定取引
通貨スワップ	外貨建貸付金
金利スワップ	借入金及び社債

③ヘッジ方針

主として当社内規に基づき、為替相場変動リスク及び金利変動リスクをヘッジしております。

なお、主要なリスクである海外関係会社への外貨建貸付金の為替相場変動リスクに関しては、原則として貸付金の 50%以上をヘッジする方針であります。

（ト）その他連結財務諸表作成のための重要な事項

消費税等の会計処理・・・・・・・・・ 税抜方式によっております。

５．連結子会社の資産及び負債の評価

連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。

６．連結調整勘定の償却

連結調整勘定は、発生年度より実質的判断による年数の見積りが可能なものはその見積り年数で、その他については５年間で定額法により償却しております。

７．利益処分項目等の取扱い

連結剰余金計算書は、連結会社の利益処分について、連結会計年度中に確定した利益処分に基づいて作成しております。

８．連結キャッシュ・フロー計算書における資金の範囲

連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３ヶ月以内に償還期限の到来する短期投資からなっております。

注記事項

（連結貸借対照表関係）

	前連結会計年度	当連結会計年度
	（百万円）	（百万円）
1．有形固定資産の減価償却累計額	761,536	793,352
2．非連結子会社及び関連会社の株式等		
投資有価証券（株式）	5,088	3,584
その他（出資金）	1,023	2,066
3．担保資産及び担保付債務		
担保に供している資産の額（簿価）		
売掛金	232	216
有形固定資産等	970	1,269
計	1,202	1,485
上記に対応する債務		
短期借入金	563	396
一年以内に返済予定の長期借入金	91	-
長期借入金	45	-
計	701	396
4．保証債務		
関連会社及び従業員等の金融機関ほかからの借入金等に対する債務保証		
・European Distribution Service GmbH	2,285	2,291
・従業員等	1,586	878
計	3,872	3,170
5．割引手形残高	-	681
6．当社の発行済株式総数　普通株式	549,443 千株	549,443 千株
連結会社及び持分法を適用した関連会社が保有する自己株式の数　普通株式	3,888 千株	4,497 千株

（連結損益計算書関係）

	前連結会計年度	当連結会計年度
	（百万円）	（百万円）
1．販管費及び一般管理費のうち主要な項目及び金額		
荷造発送費	50,282	51,947
広告宣伝費	84,157	83,769
拡売費及び販促費	36,720	38,722
給料手当・賞与	68,522	73,157
研究開発費	39,763	40,262
2．一般管理費及び当期総製造費用に含まれる研究開発費	39,763	40,262
3．固定資産売却益の内訳		
機械装置及び運搬具	114	183
その他	238	57
4．固定資産除売却損の内訳		
機械装置及び運搬具	1,350	1,149
建物及び構築物	893	895
有形固定資産その他	979	516
無形固定資産（ソフトウェア）	820	-

（連結キャッシュ・フロー計算書関係）

1．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係

	前連結会計年度（百万円）	当連結会計年度（百万円）
現金及び預金勘定	32,026	47,384
有価証券勘定	40,383	20,189
流動資産のその他に含まれる短期貸付金	-	0
流動資産のその他に含まれる金銭債権信託受益権	4,000	-
預入期間が３ヶ月を超える定期預金	△ 1	△ 47
取得日から償還日までの期間が３ヶ月を超える債券等	△ 6,000	-
現金及び現金同等物	70,409	67,527

2．株式の取得により新たに連結子会社となった会社の資産及び負債の内訳

株式の取得により新たに連結したことに伴う連結開始時の資産及び負債の内訳並びに株式の取得価額と取得に伴う支出（純額）との関係は次のとおりであります。

	当連結会計年度（百万円）
Molton Brown Limited 他８社合計額	
流動資産	3,264
営業権	32,793
その他の固定資産	1,447
流動負債	△ 2,548
少数株主持分	△ 11
取得価額	34,945
現金及び現金同等物	△ 362
未払金	△ 2,496
差引：子会社株式取得に伴う支出	32,086
㈱カネボウ化粧品 他17社合計額	
流動資産	82,038
連結調整勘定	210,706
その他の固定資産	68,863
流動負債	△ 54,469
固定負債	△ 25,721
少数株主持分	△ 366
取得価額	281,050
現金及び現金同等物	△ 20,043
未払金	△ 60
差引：子会社株式取得に伴う支出	260,947

① セグメント情報

(1) 事業の種類別セグメント情報

当連結会計年度（自 平成17年4月1日 至 平成18年3月31日） （単位：百万円）

	家庭用製品事業	化粧品事業	工業用製品事業	計	消去又は全社	連結
Ⅰ．売上高及び営業損益						
売上高						
(1) 外部顧客に対する売上高	704,033	85,246	181,949	971,230	－	971,230
(2) セグメント間の内部売上高又は振替高	－	－	26,941	26,941	(26,941)	－
計	704,033	85,246	208,890	998,171	(26,941)	971,230
営業費用	611,334	80,074	186,861	878,270	(27,174)	851,095
営業利益	92,699	5,171	22,029	119,901	233	120,134
営業利益率（%）	13.2	6.1	10.5	12.0	－	12.4
Ⅱ．資産、減価償却費及び資本的支出						
資産	436,320	573,398	191,629	1,201,348	19,215	1,220,564
減価償却費	42,552	6,449	11,755	60,758	－	60,758
資本的支出	24,939	154,127	24,528	203,595	－	203,595

前連結会計年度（自 平成16年4月1日 至 平成17年3月31日） （単位：百万円）

	家庭用製品事業	化粧品（ソフィーナ）事業	工業用製品事業	計	消去又は全社	連結
Ⅰ．売上高及び営業損益						
売上高						
(1) 外部顧客に対する売上高	690,006	78,294	168,550	936,851	－	936,851
(2) セグメント間の内部売上高又は振替高	－	－	28,439	28,439	(28,439)	－
計	690,006	78,294	196,989	965,290	(28,439)	936,851
営業費用	597,408	70,601	176,326	844,336	(28,864)	815,471
営業利益	92,597	7,693	20,663	120,954	425	121,379
営業利益率（%）	13.4	9.8	10.5	12.5	－	13.0
Ⅱ．資産、減価償却費及び資本的支出						
資産	434,007	31,653	164,838	630,500	58,473	688,973
減価償却費	43,610	2,646	10,848	57,105	(311)	56,793
減損損失	2,508	－	－	2,508	－	2,508
資本的支出	34,745	3,572	16,000	54,317	－	54,317

(注)1．事業区分の方法

事業区分は、製品の種類・性質及び販売方法の類似性を考慮し、家庭用製品、化粧品、工業用製品の事業に区分しております。

なお、「化粧品」は従来「化粧品（ソフィーナ）」と表現しておりましたが、国内および海外での事業拡大により、当該事業におけるブランドがソフィーナだけでなくなったことから、当連結会計年度より「化粧品」に名称を変更しました。

２．各事業区分の主要製品

事業区分	売上区分	主　要　製　品
家庭用製品事業	パーソナルケア製品	化粧石けん、洗顔料、全身洗浄料、シャンプー、リンス、ヘアケア製品、ヘアカラー、入浴剤、歯みがき・歯ブラシ、男性化粧品
	ハウスホールド製品	衣料用洗剤、台所用洗剤、住居用洗剤、洗濯仕上剤、掃除用紙製品
	サニタリーほか製品	生理用品、紙おむつ、食用油、飲料
化粧品事業	化粧品	カウンセリング化粧品、セルフ化粧品
工業用製品事業	工業用製品	業務用食用油脂、脂肪酸、油脂アルコール、グリセリン、油脂アミン、界面活性剤、ポリウレタン原料、合成樹脂用可塑剤、トナー・トナーバインダー、香料

名称変更後の「化粧品事業」の売上区分及び主要製品の内容は、従来の「化粧品（ソフィーナ）事業」と変更ありません。

３．資産のうち消去又は全社の項目に含めた全社資産は、当社の金融資産（現金及び預金、有価証券、投資有価証券等）であり、金額は下記のとおりであります。

当連結会計年度　　20,809百万円
前連結会計年度　　61,613百万円

４．減価償却費及び資本的支出には、長期前払費用と繰延資産の償却額及び増加額がそれぞれ含まれております。

(2) 所在地別セグメント情報

当連結会計年度（自 平成17年４月１日 至 平成18年３月31日） （単位：百万円）

	日 本	アジア	米 州	欧 州	計	消去又は全社	連 結
Ⅰ. 売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	697,484	84,468	93,738	95,537	971,230	－	971,230
(2) セグメント間の内部売上高又は振替高	10,571	26,429	1,428	13,947	52,377	(52,377)	－
計	708,056	110,898	95,167	109,485	1,023,607	(52,377)	971,230
営業費用	606,402	105,054	88,388	101,962	901,807	(50,712)	851,095
営業利益	101,653	5,844	6,778	7,522	121,799	(1,664)	120,134
営業利益率（%）	14.4	5.3	7.1	6.9	11.9	－	12.4
Ⅱ. 資産	934,184	107,509	75,471	127,499	1,244,665	(24,101)	1,220,564

前連結会計年度（自 平成16年４月１日 至 平成17年３月31日） （単位：百万円）

	日 本	アジア	米 州	欧 州	計	消去又は全社	連 結
Ⅰ. 売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	693,017	77,458	82,408	83,967	936,851	－	936,851
(2) セグメント間の内部売上高又は振替高	10,067	22,823	1,230	9,836	43,958	(43,958)	－
計	703,084	100,282	83,638	93,803	980,809	(43,958)	936,851
営業費用	595,600	97,525	77,183	89,207	859,517	(44,045)	815,471
営業利益	107,484	2,756	6,455	4,595	121,292	86	121,379
営業利益率（%）	15.3	2.7	7.7	4.9	12.4	－	13.0
Ⅱ. 資産	421,746	84,342	63,191	81,929	651,209	37,764	688,973

(注)１．国又は地域の区分の方法
地理的近接度により区分しております。

２．本邦以外の区分に属する主な国又は地域
アジア：東アジア及び東南アジア諸国、オーストラリア
米　州：米国、カナダ、メキシコ
欧　州：ヨーロッパ諸国、南アフリカ

３．資産のうち消去又は全社の項目に含めた全社資産は、当社の金融資産（現金及び預金、有価証券、投資有価証券等）であり、金額は下記のとおりであります。

当連結会計年度　20,809百万円
前連結会計年度　61,613百万円

(3) 海外売上高

当連結会計年度（自 平成17年４月１日 至 平成18年３月31日） （単位：百万円）

	アジア	米州	欧州	計
Ⅰ．海外売上高	92,711	94,356	93,139	280,207
Ⅱ．連結売上高				971,230
Ⅲ．連結売上高に占める海外売上高の割合	% 9.5	% 9.7	% 9.6	% 28.9

前連結会計年度（自 平成16年４月１日 至 平成17年３月31日） （単位：百万円）

	アジア	米州	欧州	計
Ⅰ．海外売上高	81,791	81,962	85,539	249,293
Ⅱ．連結売上高				936,851
Ⅲ．連結売上高に占める海外売上高の割合	% 8.7	% 8.7	% 9.1	% 26.6

（注）１．国又は地域の区分の方法
　　　　地理的近接度により区分しております。
　　２．各区分に属する主な国又は地域
　　　　ア ジ ア：東アジア及び東南アジア諸国、オーストラリア
　　　　米　　州：米国、カナダ、メキシコ
　　　　欧　　州：ヨーロッパ諸国、南アフリカ
　　３．海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

② リース取引

ＥＤＩＮＥＴにより開示を行うため記載を省略しております。

③ 関連当事者との取引

当連結会計年度（自 平成17年４月１日　至 平成18年３月31日）

役員及び個人主要株主等

（単位：百万円）

属性	氏名	住所	資本金	事業の内容又は職業	議決権等の被所有割合	関係内容		取引の内容	取引金額	科目	期末残高
						役員の兼任等	事業上の関係				
役員	後藤卓也	―	―	当社取締役	直接 0.0%	―	―	(財)花王芸術・科学財団への拠出金	20	―	―

（注）１．上記の取引は、いわゆる第三者のための取引であります。
　　　２．取引金額には消費税等が含まれておりません。

④ 税効果会計

	前連結会計年度（平成17年３月31日現在）（百万円）	**当連結会計年度**（平成18年３月31日現在）（百万円）
１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳		
繰延税金資産		
減価償却費	23,672	82,306
退職給付引当金	3,340	11,243
未払費用	8,034	9,970
未払事業税	1,353	1,659
繰越欠損金	6,305	30,173
その他	12,217	17,263
繰延税金資産小計	54,923	152,617
評価性引当額	△ 4,204	△ 50,300
繰延税金資産合計	50,719	102,317
繰延税金負債		
その他有価証券評価差額金	△ 2,425	△ 3,684
留保利益	△ 10,072	△ 12,279
圧縮記帳積立金	△ 4,738	△ 4,663
前払年金費用	-	△ 4,880
その他	△ 4,418	△ 5,422
繰延税金負債合計	△ 21,654	△ 30,929
繰延税金資産の純額	29,065	71,387

２．法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳

法定実効税率	40.54 %
（調整）	
試験研究費等の法人税額特別控除	△ 3.15 %
損金に算入されない営業権等の償却費	1.41 %
その他	△ 0.59 %
税効果会計適用後の法人税等の負担率	38.21 %

⑤ 有価証券

当連結会計年度

1．その他有価証券で時価のあるもの（平成18年３月31日現在）

（単位：百万円）

種類		取得原価	連結貸借対照表計上額	差額
連結貸借対照表計上額が取得原価を超えるもの	(1) 株式	2,891	11,892	9,001
	(2) 債券	−	−	−
	(3) その他	18	19	1
	小計	2,909	11,912	9,002
連結貸借対照表計上額が取得原価を超えないもの	(1) 株式	155	137	△17
	(2) 債券			
	国債・地方債	338	338	−
	(3) その他	341	341	−
	小計	834	817	△17
合計		3,744	12,729	8,984

2．当連結会計年度中に売却したその他有価証券（自　平成17年４月１日　至　平成18年３月31日）

（単位：百万円）

売却額	売却益の合計	売却損の合計
9,312	1,202	45

3．時価評価されていない主な有価証券の内容及び連結貸借対照表計上額（平成18年３月31日現在）

（単位：百万円）

	連結貸借対照表計上額
その他有価証券 MMF	18,429

４．その他有価証券のうち満期があるもの及び満期保有目的の債券の今後の償還予定額

（平成18年３月31日現在）
（単位：百万円）

	１年以内	１年超５年以内	５年超10年以内	10年超
債券				
国債・地方債等	－	－	－	338
社債	－	－	－	－
その他	1,081	－	－	－
その他	－	－	－	－
合計	1,081	－	－	338

（注）有価証券について14百万円（その他有価証券で時価のある株式14百万円）減損処理を行っております。
なお、減損処理にあたっては、連結会計年度末における時価が取得原価に比べ、50％以上下落した場合には全て減損処理を行い、30～50％程度下落した場合には、回復可能性等を考慮して必要と認められた額について減損処理を行っております。

前連結会計年度

１．満期保有目的の債券で時価のあるもの（平成17年３月31日現在）

（単位：百万円）

種類		連結貸借対照表計上額	時価	差額
時価が連結貸借対照表計上額を超えるもの	(1) 社債	3,000	3,006	6
	(2) その他	4,999	4,999	0
	小計	7,999	8,006	6
時価が連結貸借対照表計上額を超えないもの	(1) 社債	3,000	2,999	△0
	(2) その他	－	－	－
	小計	3,000	2,999	△0
合計		10,999	11,006	6

２．その他有価証券で時価のあるもの（平成17年３月31日現在）

（単位：百万円）

種類		取得原価	連結貸借対照表計上額	差額
連結貸借対照表計上額が取得原価を超えるもの	(1) 株式	2,674	8,691	6,017
	(2) 債券	－	－	－
	(3) その他	5,014	5,022	8
	小計	7,688	13,714	6,025
連結貸借対照表計上額が取得原価を超えないもの	(1) 株式	216	190	△26
	(2) 債券			
	国債・地方債	507	507	－
	(3) その他	3,222	3,176	△46
	小計	3,947	3,873	△73
合計		11,635	17,588	5,952

3．当連結会計年度中に売却したその他有価証券（自　平成16年４月１日　至　平成17年３月31日）

（単位：百万円）

売却額	売却益の合計	売却損の合計
2,199	1,183	39

4．時価評価されていない主な有価証券の内容及び連結貸借対照表計上額（平成17年３月31日現在）

（単位：百万円）

	連結貸借対照表計上額
満期保有目的の債券	
コマーシャルペーパー	6,999
その他有価証券	
マネー・マネージメント・ファンド	19,040

5．その他有価証券のうち満期があるもの及び満期保有目的の債券の今後の償還予定額

（平成17年３月31日現在）

（単位：百万円）

	1年以内	１年超５年以内	５年超10年以内	10年超
債　　券				
国債・地方債等	－	－	－	507
社　　債	6,000	－	－	－
そ　の　他	13,159	－	－	－
そ　の　他	－	－	－	－
合　　計	19,159	－	－	507

（注）有価証券について9百万円（その他有価証券で時価のある株式7百万円、時価評価されていない株式２百万円）減損処理を行っております。
なお、減損処理にあたっては、連結会計年度末における時価が取得原価に比べ、50％以上下落した場合には全て減損処理を行い、30～50％程度下落した場合には、回復可能性等を考慮して必要と認められた額について減損処理を行っております。

⑸ デリバティブ取引

ＥＤＩＮＥＴにより開示を行うため記載を省略しております。

⑦ 退職給付

1．採用している退職給付制度の概要

当社及び一部の国内連結子会社は、確定給付型の制度として、厚生年金基金制度を設けておりましたが、代行部分の返上に伴い、確定給付企業年金法に基づき平成15年6月に確定給付企業年金に移行しました。同時に退職給付制度の改定を行い、キャッシュバランスプラン（市場金利連動型年金）と、将来積立分の一部につき確定拠出年金制度を導入しました。その他、早期退職者に対して、自由定年支援金を支払う場合があります。

他の一部の国内連結子会社は、確定給付型の制度として、退職一時金制度を設けています。その他、従業員の退職等に際して、退職給付会計基準に準拠した数理計算による退職給付債務の対象とされない割増退職金を支払う場合があります。

また、一部の在外連結子会社は、確定給付型制度の他、確定拠出型制度等を設けております。

2．退職給付債務に関する事項

（百万円）

	前連結会計年度 （平成17年3月31日）	当連結会計年度 （平成18年3月31日）
イ．退職給付債務	△183,873	△222,105
ロ．年金資産	143,514	183,938
ハ．未積立退職給付債務（イ＋ロ）	△ 40,359	△ 38,166
ニ．会計基準変更時差異の未処理額	17,919	16,125
ホ．未認識数理計算上の差異	41,446	27,933
へ．未認識過去勤務債務（債務の減額）	△ 25,464	△ 22,888
ト．連結貸借対照表計上額純額（ハ＋ニ＋ホ＋へ）	△ 6,459	△ 16,996
チ．前払年金費用	3,752	12,442
リ．退職給付引当金（ト－チ）	△ 10,211	△ 29,439

3．退職給付費用に関する事項

（百万円）

	前連結会計年度 （自平成16年4月1日 至平成17年3月31日）	当連結会計年度 （自平成17年4月1日 至平成18年3月31日）
イ．勤務費用	7,090	7,061
ロ．利息費用	3,654	3,837
ハ．期待運用収益	△ 2,678	△ 3,307
ニ．会計基準変更時差異の費用処理額	1,790	1,793
ホ．数理計算上の差異の費用処理額　（注）2	6,801	6,042
へ．過去勤務債務の費用処理額	△ 2,429	△ 2,396
ト．退職給付費用（イ＋ロ＋ハ＋ニ＋ホ＋へ）	14,230	13,031

前連結会計年度 （平成17年3月31日）	当連結会計年度 （平成18年3月31日）
（注）1. 上記退職給付費用以外に、当社及び一部の連結子会社において、確定拠出型等の退職給付費用として1,799百万円を計上しております。 2. 一部の在外連結子会社は数理計算上の差異について回廊アプローチを適用しております。	（注）1. 上記退職給付費用以外に、当社及び一部の連結子会社において、確定拠出型等の退職給付費用として1,986百万円を計上しております。 2. 同左

4．退職給付債務等の計算の基礎に関する事項

	前連結会計年度 〔自平成16年4月1日 至平成17年3月31日〕	当連結会計年度 〔自平成17年4月1日 至平成18年3月31日〕
イ．退職給付見込額の期間配分方法	期間定額基準	同左
ロ．割引率	主として2.0%	主として2.0%
ハ．期待運用収益率	主として2.0%	主として2.0%
ニ．過去勤務債務の額の処理年数	主として15年 （発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理しております。）	主として15年 （同左）
ホ．数理計算上の差異の処理年数	主として10年 （発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により発生年度から費用処理しております。）	主として10年 （同左）
ヘ．会計基準変更時差異の処理年数	15年	15年

⑧ １株当たり情報

（円）

前連結会計年度 （自平成16年4月 1日 至平成17年3月31日）		当連結会計年度 （自平成17年4月 1日 至平成18年3月31日）	
1株当たり純資産額	821.47	1株当たり純資産額	935.11
1株当たり当期純利益	131.16	1株当たり当期純利益	130.58
潜在株式調整後1株当たり当期純利益	129.09	潜在株式調整後1株当たり当期純利益	130.28

（注）1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益の算定上の基礎は、以下のとおりであります。

	前連結会計年度 （自平成16年4月 1日 至平成17年3月31日）	当連結会計年度 （自平成17年4月 1日 至平成18年3月31日）
1株当たり当期純利益		
当期純利益（百万円）	72,180	71,140
普通株主に帰属しない金額（百万円）	91	90
（うち利益処分による役員賞与金）	(91)	(90)
普通株式に係る当期純利益（百万円）	72,088	71,049
期中平均株式数（千株）	549,625	544,126
潜在株式調整後1株当たり当期純利益		
当期純利益調整額（百万円）	29	3
（うち支払利息（税額相当額控除後））	(29)	(3)
普通株式増加数（千株）	9,023	1,248
（うち転換社債）	(8,948)	(1,013)
（うち新株予約権）	(75)	(234)
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含めなかった潜在株式の概要	平成13年6月28日定時株主総会決議ストックオプション （自己株式譲渡方式） 普通株式　99千株 平成14年6月27日定時株主総会決議ストックオプション （新株予約権　507個） 普通株式　507千株 平成16年6月29日定時株主総会決議ストックオプション （新株予約権　1,151個） 普通株式　1,151千株	平成13年6月28日定時株主総会決議ストックオプション （自己株式譲渡方式） 普通株式　99千株 平成14年6月27日定時株主総会決議ストックオプション （新株予約権　438個） 普通株式　438千株

５．生産、受注及び販売の状況

（１）生産実績

（単位：百万円）

事業区分	前連結会計年度（自 平成16年4月 1日 至 平成17年3月31日）	当連結会計年度（自 平成17年4月 1日 至 平成18年3月31日）
家庭用製品	572,602	595,600
化粧品	80,731	81,352
工業用製品	166,728	177,640
セグメント間消去	△ 29,829	△ 28,204
合計	790,233	826,388

（注）１．金額は売価換算値で表示しております。
２．連結会社間の取引が複雑で、セグメント毎の生産高を正確に把握することは困難なため、概算値で表示しております。

（２）受注状況

受注生産は行っておりません。

（３）販売実績

（単位：百万円）

事業区分		前連結会計年度（自平成16年4月 1日 至平成17年3月31日）	当連結会計年度（自平成17年4月 1日 至平成18年3月31日）	増減率
家庭用製品				%
	パーソナルケア製品	180,616	187,896	4.0
	ハウスホールド製品	234,250	237,551	1.4
	サニタリーほか製品	122,079	113,630	△6.9
	日本計	536,947	539,078	0.4
	アジア	53,508	57,188	6.9
	欧米	106,735	115,329	8.1
	内部売上消去等	△ 7,183	△ 7,563	5.3
	計	690,006	704,033	2.0
化粧品		78,294	85,246	8.9
工業用製品				
	日本	111,475	114,522	2.7
	アジア	47,231	53,596	13.5
	欧米	64,035	72,196	12.7
	内部売上消去等	△ 25,753	△ 31,424	22.0
	計	196,989	208,890	6.0
合計		965,290	998,171	3.4
消去		△ 28,439	△ 26,941	△5.3
連結売上高		936,851	971,230	3.7


FASF

平成 18年 3月期　6. 個別財務諸表の概要

平成 18年 4月 24日

上場会社名　花王株式会社　　上場取引所 東

コード番号　4452　　本社所在都道府県 東京都

(URL http://www.kao.co.jp)

代表者　代表取締役 社長執行役員　尾﨑 元規

問合せ先責任者　執行役員 会計財務部門統括　三田 愼一　TEL (03) 3660 - 7111

決算取締役会開催日　平成 18年 4月 24日　中間配当制度の有無　有

配当支払開始予定日　平成 18年 6月 30日　定時株主総会開催日　平成 18年 6月 29日

単元株制度採用の有無　有 （1単元 1,000株）

1. 18年 3月期の業績(平成 17年 4月 1日 ～ 平成 18年 3月 31日)

(1)経営成績　(注)金額は百万円未満を切り捨て

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
18年 3月期	688,589	△ 0.9	90,551	△ 7.6	100,134	△ 4.2
17年 3月期	694,655	4.3	98,013	△ 0.4	104,558	△ 0.8

	当期純利益		1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	株主資本当期純利益率	総資本経常利益率	売上高経常利益率
	百万円	%	円 銭	円 銭	%	%	%
18年 3月期	64,133	2.6	117.61	117.34	14.1	12.3	14.5
17年 3月期	62,518	2.4	113.62	111.84	14.6	16.9	15.1

(注)①期中平均株式数　18年 3月期 544,699,390 株　17年 3月期 549,625,892 株

②会計処理の方法の変更　無

③売上高、営業利益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

④平成17年4月から、家庭用製品について、花王ﾌﾟﾛﾌｪｯｼｮﾅﾙ・ｻｰﾋﾞｽ株式会社との取引制度を改訂しており、この影響を補正すると当期の売上高の増減率は、0.6%増となります。

(2)配当状況

	1株当たり年間配当金	中間	期末	配当金総額(年間)	配当性向	株主資本配当率
	円 銭	円 銭	円 銭	百万円	%	%
18年 3月期	50.00	25.00	25.00	27,253	42.5	5.7
17年 3月期	38.00	19.00	19.00	20,887	33.4	4.8

(3)財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
18年 3月期	1,024,155	474,444	46.3	869.58
17年 3月期	605,005	435,329	72.0	797.83

(注)①期末発行済株式数　18年 3月期 545,518,847 株　17年 3月期 545,555,347 株

②期末自己株式数　18年 3月期 3,924,854 株　17年 3月期 3,888,354 株

2. 19年 3月期の業績予想(平成 18年 4月 1日 ～ 平成 19年 3月 31日)

	売上高	経常利益	当期純利益	1株当たり年間配当金 中間	期末	
	百万円	百万円	百万円	円 銭	円 銭	円 銭
中間期	350,000	44,000	28,000	26.00	－	－
通期	690,000	84,000	56,000	－	26.00	52.00

(参考)1株当たり予想当期純利益(通期)102円65銭

※上記業績予想に関する事項は、添付資料の16～19ページを参照して下さい。

個別財務諸表等

（１）貸借対照表

（単位：百万円）

科目 ＼ 期別	前期（平成17年3月31日現在） 金額	構成比	当期（平成18年3月31日現在） 金額	構成比	増減（△印減） 金額
（資産の部）		%		%	
Ⅰ 流動資産	180,430	29.8	164,506	16.1	△ 15,924
現金及び預金	17,667		16,062		△ 1,604
売掛金	55,801		54,036		△ 1,765
有価証券	27,898		-		△ 27,898
製品	28,492		27,883		△ 608
原材料	6,978		8,845		1,866
仕掛品	10,313		10,356		43
貯蔵品	1,829		1,975		146
前払費用	2,552		2,990		437
繰延税金資産	6,937		6,441		△ 496
関係会社短期貸付金	7,016		17,182		10,166
未収入金	8,761		11,031		2,270
その他	6,202		8,016		1,813
貸倒引当金	△ 19		△ 314		△ 295
Ⅱ 固定資産	424,574	70.2	859,648	83.9	435,073
1．有形固定資産	172,717	28.6	167,776	16.3	△ 4,941
建物	55,727		52,003		△ 3,723
構築物	10,605		10,285		△ 319
機械及び装置	51,629		50,439		△ 1,190
車両運搬具	163		169		6
工具、器具及び備品	6,280		5,823		△ 456
土地	44,297		44,317		20
建設仮勘定	4,013		4,735		722
2．無形固定資産	52,222	8.6	190,374	18.6	138,151
特許権	544		21,610		21,066
借地権	24		24		-
商標権	44,285		156,183		111,898
実用新案権	-		599		599
意匠権	-		4,602		4,602
ソフトウェア	5,725		5,948		223
その他	1,643		1,404		△ 238
3．投資その他の資産	199,634	33.0	501,498	49.0	301,863
投資有価証券	15,977		10,371		△ 5,605
関係会社株式	98,860		401,501		302,641
関係会社出資金	48,343		48,939		596
関係会社長期貸付金	2,954		5,858		2,904
長期前払費用	26		133		106
繰延税金資産	30,024		25,265		△ 4,759
その他	3,458		9,436		5,978
貸倒引当金	△ 9		△ 8		1
資産合計	605,005	100.0	1,024,155	100.0	419,149

(単位：百万円)

科目 ＼ 期別	前期 (平成17年3月31日現在) 金額	構成比	当期 (平成18年3月31日現在) 金額	構成比	増減 (△印減) 金額
(負債の部)		%		%	
I 流動負債	163,766	27.0	330,612	32.3	166,846
買掛金	58,868		58,060		△ 808
短期借入金	-		143,000		143,000
一年以内に償還予定の転換社債	2,596		-		△ 2,596
一年以内に返済予定の長期借入金	-		22,000		22,000
未払金	12,934		15,243		2,308
未払費用	38,782		39,255		472
未払法人税等	16,180		12,021		△ 4,158
預り金	31,590		39,879		8,288
その他	2,812		1,151		△ 1,660
II 固定負債	5,909	1.0	219,098	21.4	213,188
長期借入金	-		218,000		218,000
退職給付引当金	5,647		834		△ 4,812
役員退職慰労引当金	180		180		-
その他	82		83		0
負債合計	169,675	28.0	549,710	53.7	380,034
(資本の部)					
I 資本金	85,424	14.1	85,424	8.3	-
II 資本剰余金	108,888	18.0	108,888	10.6	-
1. 資本準備金	108,888		108,888		-
III 利益剰余金	247,719	41.0	285,456	27.9	37,737
1. 利益準備金	14,116		14,116		-
2. 任意積立金	278,952		208,735		△ 70,216
(1) 特別償却準備金	268		191		△ 77
(2) 圧縮記帳積立金	6,883		6,745		△ 138
(3) 別途積立金	271,799		201,799		△ 70,000
3. 当期未処分利益又は当期未処理損失(△)	△ 45,349		62,603		107,953
IV その他有価証券評価差額金	3,147	0.5	4,652	0.5	1,505
V 自己株式	△ 9,850	△1.6	△ 9,978	△1.0	△ 127
資本合計	435,329	72.0	474,444	46.3	39,114
負債資本合計	605,005	100.0	1,024,155	100.0	419,149

（2）損益計算書

（単位：百万円）

科目 ＼ 期別	前期（自 平成16年4月1日 至 平成17年3月31日）		当期（自 平成17年4月1日 至 平成18年3月31日）		増減（△印減）	
	金額	百分比	金額	百分比	金額	増減率
		%		%		%
Ⅰ 売上高	694,655	100.0	688,589	100.0	△ 6,065	△0.9
Ⅱ 売上原価	281,953	40.6	289,385	42.0	7,431	2.6
売上総利益	412,702	59.4	399,204	58.0	△ 13,497	△3.3
Ⅲ 販売費及び一般管理費	314,688	45.3	308,652	44.8	△ 6,036	△1.9
営業利益	98,013	14.1	90,551	13.2	△ 7,461	△7.6
Ⅳ 営業外収益	7,012	1.0	10,131	1.4	3,119	44.5
受取利息	52		99		46	
有価証券利息	7		3		△ 4	
受取配当金	3,900		7,057		3,157	
為替差益	428		411		△ 16	
その他	2,622		2,559		△ 63	
Ⅴ 営業外費用	467	0.0	549	0.1	82	17.6
支払利息	105		217		112	
社債利息	49		5		△ 44	
支払手数料	59		282		222	
その他	252		44		△ 207	
経常利益	104,558	15.1	100,134	14.5	△ 4,424	△4.2
Ⅵ 特別利益	1,405	0.2	1,197	0.2	△ 208	△14.8
固定資産売却益	185		38		△ 146	
貸倒引当金戻入額	37		－		△ 37	
投資有価証券売却益	1,183		1,150		△ 33	
その他	－		8		8	
Ⅶ 特別損失	8,124	1.2	4,580	0.6	△ 3,544	△43.6
固定資産除却損	1,890		1,693		△ 196	
関係会社出資金評価損	5,855		2,822		△ 3,033	
その他	378		64		△ 314	
税引前当期純利益	97,839	14.1	96,750	14.1	△ 1,088	△1.1
法人税、住民税及び事業税	33,535	4.8	28,388	4.2	△ 5,147	
法人税等調整額	1,785	0.3	4,229	0.6	2,443	
当期純利益	62,518	9.0	64,133	9.3	1,614	2.6
前期繰越利益	57,961		14,430		△ 43,531	
自己株式処分差損	27,533		2,345		△ 25,188	
自己株式消却額	127,775		－		△ 127,775	
中間配当額	10,521		13,615		3,093	
当期未処分利益又は当期未処理損失（△）	△ 45,349		62,603		107,953	

（３）利益処分案

（単位：百万円）

期別 科目	前期 金額		当期 金額	
Ⅰ 当期未処分利益又は当期未処理損失（△）		△ 45,349		62,603
Ⅱ 任意積立金取崩額				
特別償却準備金取崩額	77		18	
圧縮記帳積立金取崩額	158		109	
別途積立金取崩額	70,000	70,235	-	128
合計		24,886		62,732
Ⅲ 利益処分額				
配当金	10,365 (1株につき19円)		13,637 (1株につき25円)	
取締役賞与金	70		73	
任意積立金				
圧縮記帳積立金	19		-	
別途積立金	-	10,455	20,000	33,711
Ⅳ 次期繰越利益		14,430		29,020

重要な会計方針

1．有価証券の評価基準及び評価方法

満期保有目的の債券……………償却原価法（定額法）

子会社株式及び関連会社株式…移動平均法による原価法

その他有価証券

時価のあるもの……………決算日の市場価格等に基づく時価法

（評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定）

時価のないもの……………移動平均法による原価法

2．たな卸資産の評価基準及び評価方法

総平均法による低価法

3．固定資産の減価償却の方法

（1）有形固定資産

定率法を採用しており、実質的残存価額まで償却しております。

なお、主な耐用年数は以下のとおりであります。

建物…………………………21～35年

機械及び装置……………7年、9年

また、経済的陳腐化が予測されるものについては、経済的耐用年数を見積り、計画的かつ規則的に償却しております。

（2）無形固定資産

定額法を採用しております。

なお、主な耐用年数は以下のとおりであります。

特許権……………………………8年

商標権……………………………10年

自社利用のソフトウェア………5年

4．外貨建の資産及び負債の本邦通貨への換算基準

外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。

なお、為替予約等の振当処理の対象となっている外貨建金銭債権債務については、当該為替予約等の円貨額に換算しております。

5．引当金の計上基準

（1）貸倒引当金

売上債権、貸付金等の貸倒損失に備えるため、一般債権については貸倒実績率による計算額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

（2）退職給付引当金

従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき計上しております。

会計基準変更時差異については、15年による均等額を費用処理しております。

過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数（15年）による定額法により費用処理しております。

数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により、それぞれ発生事業年度から費用処理しております。

なお、当期末において認識すべき年金資産が、退職給付債務から数理計算上の差異等を控除した額を超過する場合には、前払年金費用として投資その他の資産の「その他」に含めて計上しております。

(3)役員退職慰労引当金

役員の退職慰労金の支給に備えるため、当社内規に基づく要支給見積額を計上しておりましたが、平成13年7月以降新規の引当計上を停止しております。従いまして、当期末の残高は、現任取締役が平成13年6月以前に就任していた期間に応じて引当計上した額であります。

6．リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

7．ヘッジ会計の方法

(1)ヘッジ会計の方法

繰延ヘッジ処理を採用しております。

なお、為替予約及び通貨スワップについては振当処理の要件を満たしている場合は振当処理を、金利スワップについては特例処理の要件を満たしている場合は特例処理を採用しております。

(2)ヘッジ手段とヘッジ対象

ヘッジ手段	ヘッジ対象
為替予約	外貨建貸付金及び外貨建予定取引
通貨スワップ	外貨建貸付金
金利スワップ	借入金及び社債

(3)ヘッジ方針

当社内規に基づき、為替相場変動リスク及び金利変動リスクをヘッジしております。

なお、主要なリスクである海外関係会社への外貨建貸付金の為替相場変動リスクに関しては、原則として貸付金の50%以上をヘッジする方針であります。

8．その他財務諸表作成のための基本となる重要な事項

消費税等の会計処理………税抜方式によっております。

注記事項

（貸借対照表関係）

		前期 （百万円）	当期 （百万円）
1．国庫補助金の受入れにより取得価額より控除した固定資産の圧縮記帳累計額			
	建物	20	20
	構築物	33	33
	機械及び装置	625	638
	合計	680	693
2．有形固定資産の減価償却累計額		659,474	668,321

3．株式の状況

		前期	当期
授権株式数	普通株式	975,000 千株	1,000,000 千株
発行済株式総数	普通株式	549,443 千株	549,443 千株

（注）株式消却が行われた場合には、それに相当する株式数を減ずる旨定款で定めております。

4．自己株式

当社の保有する自己株式の数

	前期	当期
普通株式	3,888 千株	3,924 千株

5．関係会社に対する資産及び負債

	前期	当期
売掛金	38,257	37,159
売掛金以外の債権合計	7,650	9,955
買掛金	4,889	5,038
預り金	30,830	38,998

6．保証債務

(1) 当社従業員の財形貯蓄制度による金融機関からの借入金及び関係会社の金融機関からの借入金に対する保証

	前期	当期
従業員	803	633
関係会社	608	1,621
(対象会社数)	(2社)	(2社)
合計	1,411	2,255

(2) 関係会社の地方自治体からの借入金に対する保証予約

	前期	当期
	325	355
(対象会社数)	(1社)	(1社)

(3) 関係会社の政府系機関からの借入金に対する経営指導念書等の差入れ

	前期	当期
	254	224
(対象会社数)	(1社)	(1社)

7．配当制限

	前期	当期
商法施行規則第124条第3号に規定する資産に時価を付したことにより増加した純資産額	3,147	4,652

（損益計算書関係）

	前　期 （百万円）	当　期 （百万円）
１．関係会社との取引		
売上高	623,221	620,138
受取配当金	3,773	6,982
受取配当金以外の営業外収益	1,611	1,444
支払利息	80	89
２．販売費及び一般管理費の主要な費目及び金額		
販売手数料	126,027	120,296
荷造発送費	16,919	16,474
広告宣伝費	59,640	56,541
拡売費及び販促費	20,456	21,790
退職給付費用	2,449	1,756
給料手当・賞与	14,523	14,725
減価償却費	14,786	18,108
研究開発費	36,016	35,618
販売費に属する費用の割合	83 %	82 %
一般管理費に属する費用の割合	17 %	18 %
３．研究開発費の総額		
一般管理費及び当期総製造費用に含まれる研究開発費	36,016	35,618
４．固定資産売却益の内訳		
建物他	185	38
５．固定資産除却損の内訳		
機械及び装置	1,175	1,060
建物他	714	633

①リース取引

ＥＤＩＮＥＴにより開示を行うため記載を省略しております。

②有価証券（子会社株式及び関連会社株式）

子会社株式及び関連会社株式で時価のあるものはありません。

③税効果会計

	前　期 (百万円)	当　期 (百万円)

1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

	前　期 (百万円)	当　期 (百万円)
繰延税金資産		
減価償却費	23,003	23,415
退職給付引当金	2,289	338
未払費用	3,051	2,966
未払事業税	1,182	1,201
土地評価損	4,572	4,572
関係会社出資金評価損	6,071	6,661
その他	3,686	2,884
繰延税金資産合計	43,856	42,040
繰延税金負債		
その他有価証券評価差額金	△ 2,145	△ 3,172
圧縮記帳積立金	△ 4,598	△ 4,524
その他	△ 150	△ 2,637
繰延税金負債合計	△ 6,895	△ 10,333
繰延税金資産の純額	36,961	31,706

2．法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳

	前　期	当　期
法定実効税率	40.54 %	40.54 %
（調整）		
永久に益金に算入されない項目（受取配当金）	△ 0.82 %	△ 2.41 %
試験研究費等の法人税額特別控除	△ 3.44 %	△ 3.54 %
その他	△ 0.18 %	△ 0.88 %
税効果会計適用後の法人税等の負担率	36.10 %	33.71 %

④ 1株当たり情報

(円)

前期 自平成16年4月 1日 至平成17年3月31日		当期 自平成17年4月 1日 至平成18年3月31日	
1株当たり純資産額	797.83	1株当たり純資産額	869.58
1株当たり当期純利益	113.62	1株当たり当期純利益	117.61
潜在株式調整後1株当たり当期純利益	111.84	潜在株式調整後1株当たり当期純利益	117.34

(注)1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益の算定上の基礎は、以下のとおりであります。

	前期 自平成16年4月 1日 至平成17年3月31日	当期 自平成17年4月 1日 至平成18年3月31日
1株当たり当期純利益		
当期純利益（百万円）	62,518	64,133
普通株主に帰属しない金額（百万円）	70	73
（うち利益処分による取締役賞与金）	(70)	(73)
普通株式に係る当期純利益（百万円）	62,448	64,060
期中平均株式数（千株）	549,625	544,699
潜在株式調整後1株当たり当期純利益		
当期純利益調整額（百万円）	29	3
（うち支払利息（税額相当額控除後））	(29)	(3)
普通株式増加数（千株）	9,023	1,248
（うち転換社債）	(8,948)	(1,013)
（うち新株予約権）	(75)	(234)
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含めなかった潜在株式の概要	平成13年6月28日定時株主総会決議ストックオプション (自己株式譲渡方式) 普通株式　99千株 平成14年6月27日定時株主総会決議ストックオプション (新株予約権 507個) 普通株式　507千株 平成16年6月29日定時株主総会決議ストックオプション (新株予約権 1,151個) 普通株式　1,151千株	平成13年6月28日定時株主総会決議ストックオプション (自己株式譲渡方式) 普通株式　99千株 平成14年6月27日定時株主総会決議ストックオプション (新株予約権 438個) 普通株式　438千株

7．役員の異動

（平成１８年６月２９日付予定）

※（　）内は平成１８年４月２４日付現職

（１）新任取締役候補（☆印は社外取締役）

三田　慎一　（執行役員、会計財務部門統括）

髙橋　辰夫　（執行役員、花王販売株式会社代表取締役 社長執行役員）

広田　雅人　（執行役員、化粧品事業本部長）

沼田　敏晴　（執行役員、研究開発部門副統括）

髙橋　温☆　（住友信託銀行株式会社代表取締役会長）

正田　修☆　（株式会社日清製粉グループ本社代表取締役 取締役会長）

（２）退任予定取締役

香川　尊彦　（代表取締役 常務執行役員、家庭品事業部門統括、消費者相談センター及び花王プロフェッショナル・サービス株式会社担当）

鶴岡　昭男　（取締役 常務執行役員、購買部門、情報システム部門及びリスクマネジメント室担当）

樋口　信厚　（取締役 常務執行役員、家庭品国際事業本部中国地域統括、花王（中国）投資有限公司董事長兼総経理、花王（中国）研究開発中心有限公司董事長）

高石　尚武　（取締役 常務執行役員、研究開発部門統括）

岡田　明重　（社外取締役、株式会社三井住友銀行特別顧問）

橘・フクシマ・咲江

（社外取締役、コーン・フェリー・インターナショナル株式会社米国本社取締役、日本コーン・フェリー・インターナショナル株式会社代表取締役社長）

（３）役員の昇格

取締役 常務執行役員　後藤　卓雄

（取締役 執行役員、生産技術部門統括、環境・安全推進本部長、品質保証本部、ＴＣＲ及びロジスティクス部門担当）

取締役 常務執行役員　神田　博至

（取締役 執行役員、サニタリー事業本部長、ＭＫ開発センター長）

取締役 常務執行役員　髙木　憲彦

（取締役 執行役員、家庭品国際事業本部長）

取締役 常務執行役員　中川　俊一

（取締役 執行役員、法務・コンプライアンス部門統括、コーポレートコミュニケーション部門統括）

（４）新任執行役員

橋本　健　（理事、購買部門統括）

三井　久夫　（ハウスホールド・ＫＰＳ生産センター長、和歌山工場長）

小柴　茂　（ハウスホールド事業本部長）

小林　省治　（化学品事業本部油脂事業部長）

安川　拓次　（理事、ヘルスケア事業本部長）

青木　寧　（理事、人材開発部門統括）

澤田　道隆　（研究開発部門サニタリー研究所長）

夏坂　真澄　（パーソナルケア第１事業本部長）

ビル・ゲントナー　（花王ブランズ社社長）

（５）退任執行役員

木村　昭雄　（執行役員、生活者研究センター長）当社理事就任予定

新役員体制

以上の異動により、平成１８年６月２９日付にて、当社の役員体制は次のようになる予定であります。

取締役（☆印は社外取締役）

取締役会会長	後藤　卓也
代表取締役　社長執行役員	尾﨑　元規
代表取締役　専務執行役員	星野　敏雄
取締役　常務執行役員	後藤　卓雄
取締役　常務執行役員	神田　博至
取締役　常務執行役員	髙木　憲彦
取締役　常務執行役員	中川　俊一
取締役　執行役員	西藤　俊秀
取締役　執行役員	三田　慎一
取締役　執行役員	髙橋　辰夫
取締役　執行役員	広田　雅人
取締役　執行役員	沼田　敏晴
取締役	高山　外志夫
取締役	高橋　温☆
取締役	正田　修☆

監査役（※印は社外監査役）

常勤監査役	江尻　恒男	
常勤監査役	大竹　正一	
監査役	那須　弘平※	（弁護士）
監査役	伊東　敏※	（公認会計士）

執行役員

中谷　吉隆
平井　良育
平峰　伸一郎
橋本　健
三井　久夫
小柴　茂
小林　省治
安川　拓次
青木　寧
澤田　道隆
夏坂　真澄
ビル・ゲントナー

以　上

Exhibit B-2

2005年度のハイライト

2006年4月24日

花王株式会社

社長執行役員

尾崎　元規




花王

このプレゼンテーション資料はＰＤＦ形式で当社ホームページ『投資家情報』に掲載してあります。
URL： http://www.kao.co.jp/corp/ir/i07/index.html

このプレゼンテーション資料には、2006年4月24日現在の将来に関する前提・見通し・計画に基づく予測が含まれています。世界経済・競合状況・為替・金利の変動等にかかわるリスクや不確定要因により実際の業績が記載の予測と大幅に異なる可能性があります。

ご説明項目

- ✧ 2005年度サマリー
- ✧ 成長戦略
- ✧ 2006年度予想


花王

2005年度サマリー


花王

2005年度概況

2005年度は将来の成長に向けた積極投資を行った年

			カネボウ化粧品関連の影響を除く	
✧ 売上高：	9,712億円	(+3.7%)	9,712億円	(+3.7%)
✧ 営業利益：	1,201億円	(▲1.0%)	1,229億円	(+1.3%)
✧ 経常利益：	1,219億円	(▲2.7%)	1,250億円	(▲0.2%)
✧ 当期純利益：	711億円	(▲1.4%)	729億円	(+1.1%)
✧ EBITDA：	1,808億円	(+1.5%)	1,810億円	(+1.6%)
✧ ROE：	14.9%	(▲1.6ポイント)		
✧ 1株当たり当期純利益：	130.58円	(▲0.4%)		

✧ 株主還元
- ➢1株当たり配当：50円 (+12円；配当性向 38.3%)
- ➢自己株式の取得： 50億円／2.0百万株


花王

成長戦略

花王の成長戦略

商品の高付加価値化による利益ある成長の達成



- ビューティケアとヘルスケアの事業領域での成長の加速

- ✧ 基盤事業であるファブリックケア＆ホームケア事業のさらなる強化・発展

- ✧ グローバルに特徴ある強い工業用製品事業への注力


花王

花王の成長戦略

成長ドライバー

着実な成長基盤


カネボウ化粧品
モルトン・ブラウン
ヘルスケア
ファブリック
&
ホームケア
工業用製品

【2006年度ベース】

事業展開エリア		
ビューティケア	➡	グローバル
ヘルスケア	➡	グローバル展開のポテンシャル
ファブリック＆ホームケア	➡	日本およびアジア
工業用製品	➡	グローバル

花王

ビューティケアのグローバル展開

美に対する多様な価値観に合ったコンセプトのブランドでグローバルで消費者に満足を提供する

	日 本	欧 米	アジア
サロンビジネス	KPSS	KPSS	KPSS
カウンセリング＆セルフ化粧品	SOFINA Kanebo FEEL YOUR BEAUTY	MOLTON BROWN LONDON Kanebo FEEL YOUR BEAUTY	SOFINA Kanebo FEEL YOUR BEAUTY
プレミアムパーソナルケア	花王	Kao BRANDS	花王


花王

国内化粧品主要ブランド

		デパート	ドラッグ・GMS	専門店
カウンセリング	ハイプレステージ	est RMK LUNASOL		TWANY LISSAGE
	プレステージ		SOFINA Kanebo FEEL YOUR BEAUTY	SOFINA Kanebo FEEL YOUR BEAUTY
セルフ	マス		Kanebo FEEL YOUR BEAUTY	Kanebo FEEL YOUR BEAUTY

花王

化粧品事業シナジー創出の進め方

それぞれのブランド価値を高めることが最優先課題

9つのシナジー委員会分科会

	情報システム	財務経理	人事・総務
R&D			
マーケティング			
営業			
海外			
生産調達			
物流			

花王

化粧品事業シナジー創出（2006年度）

それぞれのブランド価値を高めることが最優先課題

売上拡大

- ◈研究開発力・商品開発力強化
- ◈流通への総合的な提案力の強化
- ◈海外展開の加速

最適化

- ◈ コスト削減
  - ✓原材料
  - ✓メディア
- ◈ 生産拠点の相互活用
- ◈ 共同配送への取り組み

2006年度	売上予想:	2,900億円	連結売上の約25%
	EBITA予想:	約10%	


花王

カネボウ化粧品株式等取得資金と資本政策


当初ブリッジローン
で調達

借換え

06年3月に実行済みのシンジケートローン・生保ローンに加え、残額については自己資金および金融市場等からの調達で賄う

【フリーキャッシュフローの使途に関する考え方】

○将来の成長のための
- ①設備投資
- ②M&A

○株主還元の一環としての自社株買入れ


花王

ヘルスケアの拡大

成長の期待される分野

○健康志向に応えるカテゴリー
- ➢機能性食品
- ➢キュア的商品（血行促進等）

既存事業

○エコナ
- ブランド力強化
- 北米展開 （ENOVA）

○ヘルシア
- ヘルシアウォーターで活性化

新規事業

○めぐりズム（蒸気温熱シート）

→ *R&Dによるさらなるヘルスケア事業の拡大*







花王

成長戦略の実現に向けて

仕事の仕組みの革新

○高付加価値商品を創る仕組みづくり

⇒ *新しいマーケティング、商品開発手法の開発（「機能価値」と「情緒価値」のバランス）*

○グローバルマネジメント体制の確立

⇒ *日本と各国の役割を明確にしたマネジメント体制の革新*

- *家庭用製品における日本を含めたアジア一体運営*
- *アジア・サプライチェーン・プロジェクト*

R＆Dの強化

○商品開発研究と基盤技術研究のマトリックス運営


花王

アジア家庭用製品事業の一体運営

【活動例】
台湾・香港におけるアジエンス


ASIENCE
ASIENCE
ASIENCE



香港の屋外広告

台湾の店頭

商品開発

○アジア全体の展開を視野に入れたブランド設計

販売・マーケティング

○流通とのWin-Winの関係の実現
○マーケティングにおける日本と現地の連携
- 日本：基本計画の立案
- 現地：受入れ性調査と宣伝・販売計画の立案


花王

2006年度予想


花王

2006年度予想

さらなる飛躍に向けたキャッシュフロー拡大

			カネボウ化粧品関連の影響を除く	
✧ 売上高：	12,100億円	（+24.6%）	10,100億円	（+4.0%）
✧ 営業利益：	1,200億円	（▲0.1%）	1,250億円	（+1.7%）
✧ 経常利益：	1,180億円	（▲3.2%）	1,260億円	（+0.8%）
✧ 当期純利益：	720億円	（+1.2%）	735億円	（+0.7%）
✧ EBITDA：	2,070億円	（+14.4%）	1,850億円	（+2.2%）
✧ ROE：	13.5%	（▲1.4ポイント）		
✧ 1株当たり当期純利益：	132.12円	（+1.2%）		

✧ 株主還元

➢ 1株当たり配当：52円 （+2円；配当性向 39.4%）


花王

Exhibit B-3

2006年(平成18年)3月期
決算説明会資料

2005年4月1日～2006年3月31日

花王株式会社


FASF

2006年4月24日

このプレゼンテーション資料はＰＤＦ形式で当社ホームページ『投資家情報』に掲載してあります。
URL： http://www.kao.co.jp/corp/ir/i07/index.html

このプレゼンテーション資料には、2006年4月24日現在の将来に関する前提・見通し・計画に基づく予測が含まれています。世界経済・競合状況・為替・金利の変動等にかかわるリスクや不確定要因により実際の業績が記載の予測と大幅に異なる可能性があります。

（このプレゼンテーション資料の金額は切捨てで表示しています。）



1. 当期の事業環境


花王

消費支出の推移(総務省家計調査)

(%)
10
5
0
−5
−10
全世帯名目前年同月比
2005年度
99年度
00年度
01年度
02年度
03年度
04年度
05/4
05/5
05/6
05/7
05/8
05/9
05/10
05/11
05/12
06/1
06/2



花王

トイレタリー15品消費者購入単価の推移


指数
105
100
95
90
85
80
100
99
98
97
95
94
93
93
02/上
02/下
03/上
03/下
04/上
04/下
05/上
05/下

（SRI調べ）

花王

2. 当期の連結業績


花王

連結損益

【億円】

	04年	05年*		05年		増 減
売 上 高	9,368	9,712	3.7%	9,712	3.7%	+343
営業利益	1,213	1,229	1.3%	1,201	▲1.0%	▲12
対売上比	*13.0%*	*12.7%*		*12.4%*		
経常利益	1,253	1,250	▲0.2%	1,219	▲2.7%	▲33
当期純利益	721	729	1.1%	711	▲1.4%	▲10
EBITDA	1,781	1,810	1.6%	1,808	1.5%	+27
ROE	16.5%			14.9%		
1株当たり当期純利益(円)	131.16			130.58	▲0.4%	▲0.58



*カネボウ化粧品関連の影響を除く。

花王

連結売上高(1)

	2004年度		2005年度		
	億円	伸長率(%)	億円	伸長率	実質*
パーソナルケア製品	1,806	5.3	1,878	4.0	4.0
ハウスホールド製品	2,342	▲2.8	2,375	1.4	1.4
サニタリーほか製品	1,220	20.3	1,136	▲6.9	▲6.9
日本計	5,369	4.4	5,390	0.4	0.4
アジア	535	▲10.8	571	6.9	4.7
欧米	1,067	4.6	1,153	8.1	5.5
消去	▲71		▲75		
家庭用製品計	6,900	2.9	7,040	2.0	1.5

化粧品	782	0.8	852	8.9	8.7

*実質伸長率：為替の影響を除く伸長率



連結売上高〔2〕

	2004年度		2005年度		
	億円	伸長率（%）	億円	伸長率	実質*
日本	1,114	6.3	1,145	2.7	2.7
アジア	472	12.9	535	13.5	10.5
欧米	640	12.7	721	12.7	9.8
消去	▲257		▲314		
工業用製品計	1,969	8.5	2,088	6.0	4.7

消去	▲284		▲269		

連結売上高	9,368	3.8	9,712	3.7	3.0

*実質伸長率：為替の影響を除く伸長率



損益計算書（連結）

	2004年度		2005年度		増減*
	億円	%	億円	%	
売上高	9,368	100.0	9,712	100.0	343
売上原価	4,048	43.2	4,277	44.0	229
売上総利益	5,320	56.8	5,434	56.0	114
販売費及び一般管理費	4,106	43.8	4,233	43.6	126
営業利益	1,213	13.0	1,201	12.4	▲12
営業外損益	39	0.4	18	0.2	▲21
経常利益	1,253	13.4	1,219	12.6	▲33
特別損益	▲56	▲0.6	▲50	▲0.6	6
税金等調整前当期純利益	1,196	12.8	1,169	12.0	▲27
法人税等	471	5.1	446	4.6	▲24
少数株主利益（減算）	3	0.0	11	0.1	7
当期純利益	721	7.7	711	7.3	▲10

（▲は損）

*増減 ＝ 2005年度 － 2004年度

※カネボウ化粧品関連の影響を除くと、営業利益 1,229億円、経常利益 1,250億円、当期純利益 729億円


花王

売上原価率・販管費率の推移（連結）


売上原価率
販管費率
%
55
50
45
40
35
30
40 %
30
20
10
0
営業利益率
売上原価率
50.0
販管費率
41.9
43.6
43.1
43.8
43.2
44.0
43.6
営業利益率
8.0
13.3
13.0
12.4
96年度
97
98
99
00
01
02
03
04
05

＊97年以前は事業税を組替表示しています

花王

主な販売費及び一般管理費(連結)

(億円)

	04年度	05年度	増　減*
販売費及び一般管理費計	4,106	4,233	126
荷造発送費	502	519	16
広告宣伝費	841	837	▲3
拡売費及び販促費	367	387	20
給料手当・賞与	685	731	46
研究開発費	397	402	4

*増減 ＝ 当会計年度 － 前会計年度



事業別概況

【単位：億円】		売上高*				営業利益		
		2004年度	2005年度	増　減	伸長率（%）	2004年度	2005年度	増　減
家庭用製品		6,900	7,040	140	2.0	925	926	1
	営業利益率					*13.4%*	*13.2%*	
化　粧　品		782	852	69	8.9	76	51	▲25
	営業利益率					*9.8%*	*6.[illegible]%*	
	償却前**					76	77	0
	営業利益率					*9.8%*	*9.[illegible]%*	
工業用製品		1,969	2,088	119	6.0	206	220	13
	営業利益率					*10.5%*	*10.5%*	

*売上高：セグメント間消去前　**カネボウ化粧品関連の商標権等の償却費計上前


花王

所在地別概況

【単位：億円】		売上高*				営業利益		
		2004年度	2005年度	増　減	伸長率（%）	2004年度	2005年度	増　減
日　本		7,030	7,080	49	0.7	1,074	1,016	▲58
	営業利益率					15.3%	14.4%	
	償却前**					1,074	1,042	▲32
	営業利益率					15.3%	14.7%	
アジア		1,002	1,108	106	10.6	27	[illegible]	30
	営業利益率					2.7%	[illegible]	
米　州		836	951	115	13.8	64	67	3
	営業利益率					7.7%	[illegible]	
	償却前***					81	84	3
	営業利益率					9.7%	[illegible]	
欧　州		938	1,094	156	16.7	45	75	29
	営業利益率					4.9%	6.9%	
	償却前***					69	106	37
	営業利益率					7.4%	[illegible]	

*売上高：セグメント間消去前　**カネボウ化粧品関連の商標等の償却費計上前　***営業権の償却前


花王

連結営業利益の増減

04年度		05年度
		億円
1,213	→	1,201

増減　▲12　▲1.0%



日　本	▲58
アジア	+30
米　州	+3
欧　州	+29
計	▲12



家庭用製品	+1
化粧品	▲25
工業用製品	+13
計	▲12

※各セグメントは内部消去前、計は内部消去後

● アジア家庭用製品

● 欧米家庭用製品



売上高（億円）
営業利益（億円）
売上高
営業利益
1,200
1,000
800
600
400
200
0
90
60
30
0
-30
2003年度
2004年度
2005年度
営業権償却前
200
150
100
50

アジア工業用製品

欧米工業用製品



1,200
1,000
800
600
400
200
0
200
150
100
50
0
2003年度
2004年度
2005年度


花王

連結経常利益の増減

04年度		05年度
1,253	→	1,219 億円

増減 ▲33 ▲2.7%



項目	億円
1. 営業利益の増減	▲12
2. 持分法投資利益の増減	▲18
3. 為替差損益	▲5
4. 金融収支	▲0
5. その他営業外項目	+2
計	▲33

連結税金等調整前純利益の増減

04年度		05年度
1,196	→	1,169 億円

増減 ▲27 ▲2.3%

項目	増減
1. 経常利益の増減	▲33
2. 固定資産売却益	▲1
3. 投資有価証券売却益	0
4. 固定資産除売却損	+14
5. 米国子会社退職後医療給付過年度費用	▲23
6. 関係会社出資金譲渡損	▲8
7. 減損損失	+22
8. その他	+1
計	▲27

●貸借対照表(連結)●

(億円)

	05年3月	06年3月	増減		05年3月	06年3月	増減
流動資産	2,891	3,646	754	流動負債	2,115	4,361	2,246
現金及び預金	320	473	153	仕入債務	709	965	255
売上債権	1,035	1,291	255	借入金/一年以内転換社債	212	1,894	1,681
有価証券	403	201	▲201	未払金	191	274	83
たな卸資産	817	1,058	240	未払費用	632	759	127
その他	314	620	306	その他	368	467	99
固定資産	3,996	8,558	4,562	固定負債	217	2,657	2,440
有形固定資産	2,602	2,827	225	長期借入金	14	2,185	2,171
無形固定資産	862	4,662	3,799	その他	203	472	269
投資その他の資産	532	1,068	536	負債合計	2,333	7,019	4,686
繰延資産	1	0	▲0	少数株主持分	74	89	14
				資本合計	4,482	5,096	614
				資本金	854	854	-
				資本剰余金	1,095	1,095	-
				利益剰余金	2,993	3,459	465
				その他有価証券評価差額金	35	58	23
				為替換算調整勘定	▲397	▲269	128
				自己株式	▲98	▲101	▲3
資産合計	6,889	12,205	5,315		6,889	12,205	5,315

花王

キャッシュ・フロー計算書（連結）

（億円）

	04年度	[illegible]	増 減
営業活動によるキャッシュ・フロー	1,095	[illegible]	77
投資活動によるキャッシュ・フロー	▲544	[illegible]	▲4,251
財務活動によるキャッシュ・フロー	▲906	[illegible]	4,473
現金及び現金同等物に係る換算差額	▲12	[illegible]	39
現金及び現金同等物の増減額	▲367	[illegible]	339
現金及び現金同等物期首残高	1,071	[illegible]	▲367
新規連結に伴う現金及び現金同等物の増加高	0	[illegible]	7
連結除外に伴う現金及び現金同等物の減少額	-	[illegible]	▲8
現金及び現金同等物期末残高	704	[illegible]	▲28
借入金・社債期末残高	227	[illegible]	3,852

【投資活動】

設備投資

＜設備投資内容＞

新製品対応、フィリピンでの油脂アルコール製造設備能力アップ他

モルトン・ブラウン社の買収

カネボウ化粧品の株式および知的財産権の取得

【財務活動】

自己株式の取得：　60億円


花王

自己株式取得の状況

(百万株)

35
30
25
20
15
10
5
0

通算 114.3 百万株
3,037 億円

	1999年度	2000年度	2001年度	2002年度	2003年度	2004年度	2005年度
(百万株)	10.0	10.0	19.9	29.1	16.0	27.3	2.0
金額(億円)	295	286	567	771	367	699	50

※市場からの買い入れ分


花王

3. 通期見通し


花王

業績予想（連結）

	04年度		05年度		※06年度予想	
	億円	伸長率（%）	億円	伸長率（%）	億円	伸長率（%）
売上高	9,368	3.8	9,712	3.7	12,100	24.6
営業利益	1,213	1.4	1,201	▲1.0	1,200	▲0.1
対売上比（%）	(13.0)		(12.4)		(9.9)	
経常利益	1,253	2.2	1,219	▲2.7	1,180	▲3.2
対売上比（%）	(13.4)		(12.6)		(9.8)	
当期純利益	721	10.4	711	▲1.4	720	1.2
対売上比（%）	(7.7)		(7.3)		(6.0)	
1株当たり当期純利益（円）	131.16	10.2	130.58	▲0.4	132.12	1.2
ROE	16.5%		14.9%		13.5%	
EBITDA（営業利益＋償却費）	1,781	0.2	1,808	1.5	2,070	14.4
1株当たり配当金（円）	38.0	18.8	50.0	31.6	52.0	4.0

（※1） 予想為替レート: 117円/米ドル、140円/ユーロ

（※2） カネボウ化粧品関連のインパクト:売上高 約2,000億円、営業利益率 約10%、知的財産権償却費 約170億円、連結調整勘定（のれん） 約100億円、金融費用 約30億円。



2006年度セグメント別売上予想

連結売上高　12,100億円 +24.6%

所在地別


億円
日本 9,150 +29.2%
アジア 1,200 +8.2%
米州 1,020 +7.2%
欧州 1,280 +16.9%

事業別


億円
家庭用製品 7,250 +3.0%
化粧品 2,900 +240.2%
工業用製品 2,200 +5.3%

花王

2006年度日本家庭用製品売上予想

（億円）

	上期			年間		
	2005年度 実績	2006年度 予想	伸長率	2005年度 実績	2006年度 予想	伸長率
パーソナルケア製品	958	980	2.2%	1,878	1,920	2.2%
ハウスホールド製品	1,206	1,230	2.0%	2,375	2,430	2.3%
サニタリーほか製品	578	580	0.2%	1,136	1,150	1.2%
合　　計	2,744	2,790	1.7%	5,390	5,500	2.0%


花王

年間業績予想の主な前提要因

国内家庭用製品の売価ダウンの影響　▲1～0%程度

		損益への影響（億円）
TCR（トータルコストリダクション）	≒	+50
原材料価格上昇の影響	≒	▲40～▲50

予想為替レート

米ドル　＝　117円
ユーロ　＝　140円

セグメント別営業利益予想

増益
- 家庭用製品　アジア
- 家庭用製品　欧州
- 工業用製品　米州
- 工業用製品　欧州

横ばい
- 家庭用製品　日本
- 家庭用製品　米州
- 工業用製品　日本

減益
- 化粧品
- 工業用製品　アジア


花王

連結売上高/営業利益率

【年間】

売上高
（億円）
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
営業利益率
8,390
8,652
9,026
9,368
9,712
12,100
1,117
1,149
1,197
1,213
1,201
1,200
13.3%
13.3%
13.3%
13.0%
12.4%
9.9%
01
02
03
04
05
06年度（予）
営業利益
（億円）
2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
売上高
営業利益


花王

●EBITDAの推移（連結）

（億円）
■営業利益　□減価償却費
2,500
2,000
1,500
1,000
500
0
1,702
584
1,117
1,732
583
1,149
1,778
581
1,197
1,781
567
1,213
1,808
607
1,201
2,070
870
1,200
01
02
03
04
05
06年度（予）



ROE・ROAの推移(連結)


(%)
20
15
10
5
0
ROE
ROA
13.1
14.6
14.6
15.7
17.0
17.7
12.8
9.7
11.3
12.7
13.1
14.2
15.5
16.5
14.9
13.5
99
00
01
02
03
04
05
06年度(予)
ROA: 経常利益÷総資産

花王

1株当たり当期純利益の推移（連結）

当期純利益（億円）
1株当たり当期純利益（円）
期中平均株式数（億株）
当期純利益
1株当たり当期純利益
900
800
700
600
500
400
300
200
100
0
200
180
160
140
120
100
80
60
40
20
0
521
594
602
624
653
721
711
720
83.5
96.7
100.4
108.1
119.1
131.2
130.6
132.1
6.2
6.1
6.0
5.8
5.5
5.5
5.4
5.4
99
00
01
02
03
04
05
06年度(予)


花王

●1株当たり配当金の推移●

(円)

年度	88年度	89	90	91	92	93	94	95	96	97	98	99	00	01	02	03	04	05	06(予)
1株当たり配当金	7.10	7.10	8.87	9.09	10.00	10.50	11.50	12.50	14.00	15.00	16.00	20.00	24.00	26.00	30.00	32.00	38.00	50.00	52.00

(※)株式分割の影響を補正しています。


花王

資本的支出の推移（連結）

（億円）
2,500
2,000
1,500
1,000
500
0
単体
連結子会社
495
151
344
845
563
282
518
179
339
543
231
312
2,035
1,480
201
354
555
600
230
370
カネボウ化粧品
知的財産権
01
02
03
04
05
06年度（予）

（※）新規連結子会社買収に伴う支出は含みません。


花王

2006年度連結売上高/営業利益予想
【四半期／累計】



(億円)
営業利益2005
営業利益2006
売上2005
売上2006
12,100
9,712
6,000
4,830
2,331
268
630
560
1,201
1,200
第1四半期
上半期
年間

花王



業績予想（単体）

	04年度		※1 05年度		[illegible]	
	億円	伸長率（%）	億円	伸長率（%）	[illegible]	[illegible]
売上高	6,946	4.3	6,885	▲0.9	[illegible]	[illegible]
営業利益	980	▲0.4	905	▲7.6	[illegible]	[illegible]
対売上比（%）	(14.1)		(13.2)		[illegible]	
経常利益	1,045	▲0.8	1,001	▲4.2	[illegible]	[illegible]
対売上比（%）	(15.1)		(14.5)		[illegible]	
当期純利益	625	2.4	641	2.6	[illegible]	[illegible]
対売上比（%）	(9.0)		(9.3)		[illegible]	

1株当たり当期純利益	113.62	2.2	117.61	3.5	[illegible]	[illegible]
ROE	14.6%		14.1%		[illegible]	
EBITDA（営業利益＋償却費）	1,384	▲0.5	1,317	▲4.9	[illegible]	[illegible]

（※1）カネボウ化粧品関連の知的財産権の償却費及び金融費用を含む。


花王

Exhibit B-4

【表紙】

【提出書類】	自己株券買付状況報告書
【根拠条文】	証券取引法第24条の６第１項
【提出先】	関東財務局長
【提出日】	平成18年４月10日
【報告期間】	自　平成18年３月１日　至　平成18年３月31日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　　尾﨑　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３（３６６０）７１１１
【事務連絡者氏名】	執行役員　会計財務部門統括　　三田　慎一
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３（３６６０）７１１１
【事務連絡者氏名】	執行役員　会計財務部門統括　　三田　慎一
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

株式の種類　普通株式

1 【取得状況】

(1) 【定時総会決議による買受けの状況】

平成18年3月31日現在

区分	株式数（株）		価額の総額（円）
定時株主総会での決議状況 （平成17年6月29日決議）		20,000,000	50,000,000,000
報告月における取得自己株式（取得日）	月　日	－	－
計	－	－	－
報告月末現在の累積取得自己株式		－	－
自己株式取得の進捗状況（％）		－	－

（注）定時株主総会において商法第210条の規定に基づき決議された株式総数の、当該総会の終結した日現在の発行済株式総数に対する割合は、3.6％であります。

(2) 【子会社からの買受けの状況】

平成18年3月31日現在

区分	株式数（株）		価額の総額（円）
取締役会での決議状況 （平成　年　月　日決議）		－	－
報告月における取得自己株式（取得日）	月　日	－	－
計	－	－	－
報告月末現在の累積取得自己株式		－	－
自己株式取得の進捗状況（％）		－	－

(3) 【定款の定めによる取締役会決議による買受けの状況】

平成18年3月31日現在

区分	株式数（株）		価額の総額（円）
取締役会での決議状況 （平成　年　月　日決議）		－	－
報告月における取得自己株式（取得日）	月　日	－	－
計	－	－	－
報告月末現在の累積取得自己株式		－	－
自己株式取得の進捗状況（％）		－	－

2 【処理状況】

平成18年3月31日現在

区分	処分、消却又は移転株式数（株）		処分価額の総額（円）
新株発行に関する手続を準用する処分を行った取得自己株式	月　日	―	―
計	―	―	―
消却の処分を行った取得自己株式	月　日	―	―
計	―	―	―
合併、株式交換、会社分割に係る取得自己株式の移転	月　日	―	―
計	―	―	―
合計		―	―

3【保有状況】

平成18年３月31日現在

区分	株式数（株）
発行済株式総数	549,443,701
保有自己株式数	1,385,210